SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770
A Publicly-Held Company

To the Shareholders,

We hereby present the following Management Proposal regarding the matters set forth in the agenda for the Ordinary and Extraordinary Shareholders’ Meetings of the Company to be held on April 29, 2011, at 2 p.m.:

Annual General Meeting:

1. Analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2010.

We propose the approval of the financial statements related to the fiscal year ended December 31, 2010, as disclosed on March 3, 2010 on the websites of the Brazilian Securities Commission (CVM) and the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) through the Periodical Information System (IPE) and the Valor Econômico newspaper and the Official Gazette of the State of São Paulo (“Financial Statements”).

We stress that, pursuant to item III of Article 9 of Instruction Nº 481 issued by the Brazilian Securities Commission (“CVM”) on December 17, 2009 (“CVM Instruction Nº 481/09”), the information set forth in Annex I of this Proposal, reflects our comments on the financial status of the Company.

2. Allocation of the net profits for the Fiscal Year and Ratification of the distribution of interest on own capital and dividends approved by the Board of Directors at meetings held on March 1, 2010, September 27, 2010, October 26 and 27, 2010, and February 28, 2011.

We propose that the net profits for the Fiscal Year ended December 31, 2010 be allocated as indicated in the Financial Statements and as defined in detail in Annex II of this Proposal, drawn up in compliance with Item II of §1 of Article 9 of CVM Instruction Nº 481/09, whose payment dates will be determined by the Company’s Board of Directors during 2011 (and such dividends will be added to the minimum compulsory dividends for Fiscal Year 2010), as well as the ratification of the distribution of interest on own capital and dividends approved by the Board of Directors at meetings held on March 1, 2010, September 27, 2010, October 26 and 27, 2010, and February 28, 2011.

3 Election of the members of the Company’s Board of Directors as well as members of the Company’s Fiscal Council and their respective alternates for the Fiscal Year 2011.

a) Appointment of members to the Board of Directors

The Company's controlling shareholders notified the management that the following gentlemen shall be re-elected and appointed to take office in the Board of Directors.

(i) Victório Carlos De Marchi, Brazilian citizen, married, lawyer, holder of ID card No. 2,702,087 SSP/SP and enrolled with the CPF/MF under No. 008,600,938-91, having his professional address in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar, who shall take office as co-chairman of the Company's Board of Directors; (ii) Carlos Alves de Brito, Brazilian citizen, married, engineer, holder of ID card No. 03,574,624-7 IFP/RJ and enrolled with the CPF/MF under No. 595,438,507-63, having his professional address at Brouwerijplein 1, 3000 Leuven, Belgium, who shall take office as co-chairman of the Company's Board of Directors; (iii) Marcel Herrmann Telles, Brazilian citizen, legally separated, economist, holder of ID card No. 02,347,932-2 IFP/RJ and enrolled with the CPF/MF under No. 235,839,087-91, having his professional address at Redingstrasse 4, 4th floor, CH-9000, St. Gallen, Switzerland, who shall take office as director; (iv) Roberto Herbster Gusmão, Brazilian citizen, married, lawyer, holder of ID card No. 705,827 SSP/SP and enrolled with the CPF/MF under No. 011,630,438-34, resident and domiciled in the City of São Paulo, State of São Paulo, at Al. Ministro Rocha Azevedo, 1409, 13º andar, who shall take office as director; (v) José Heitor Attilio Gracioso, Brazilian citizen, married, lawyer, holder of ID card No. 2,833,137 SSP/SP and enrolled with the CPF/MF under No. 006,716,908-25, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Miranda Guerra, 510, casa 5, who shall take office as director; (vi) Luiz Fernando Ziegler de Saint Edmond, Brazilian citizen, engineer, married, holder of ID card No. 05,587,815-1 IFP-RJ and enrolled with CPF under No. 010,537,007-09, having his professional address at One Busch Place, St. Louis, Missouri, EUA, who shall take office as director; (vii) Vicente Falconi Campos, Brazilian citizen, married, engineer, holder of ID card No. M-1,176,273 SSP/MG and enrolled with the CPF/MF under No. 002,232,216-15, having his professional address in the City of Nova Lima, State of Minas Gerais, at Alameda da Serra, 500, sala 201, who shall take office as director; (viii) Luis Felipe Pedreira Dutra Leite, Brazilian citizen, married, economists, holder of ID card No. 06522715-9 IPF-RJ and enrolled with the CPF/MF under No. 824,236,447-87, having his professional address at Brouwerijplein 1, 3000 Leuven, Belgium, who shall take office as director; and (ix) Roberto Moses Thompson Motto, Brazilian citizen, married, engineer, holder of ID card No. 03,861,461-6 IFP/RJ and enrolled with the CPF/MF under No. 706,988,307-25, having his professional address at 600, Third Avenue, 37th floor, New York, USA, who shall take office as director.

Additionally, the controlling shareholders shall appoint the following person to take office in the Company's Board of Directors: Mr. Paulo Alberto Lemann, Brazilian citizen, economist, married, holder of ID card No. 07253869-7 IFP/RJ and enrolled with the CPF/MF under No. 957,194,237-53, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with offices at Rua Visconde de Pirajá, 250, 7th floor, Ipanema.

We point out that pursuant to article 10 of CVM Statement No. 481/09, Annex III hereto contains detailed information on the aforementioned nominees to the Company's Board of Directors.

b) Appointment of members to the Fiscal Council

The controlling shareholders of the Company informed its Management that they will appoint for reelection, for the position of members of the Fiscal Council, Messrs. (i) Álvaro Antonio Cardoso de Souza, Portuguese, married, economist, bearer of Identity Card RNE Nº W401505-E (SE/DPMAF/DPF) and enrolled with the CPF/MF under N. 249,630,118-91, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Salvador Cardoso, 122, apt. 231, Itaim Bibi, CEP 04533-050, as a Member of the Fiscal Council of the Company; (ii) Celso Clemente Giacometti, Brazilian, married, administrator and accountant, bearer of Identity Card RG Nº 3179758-1 SSP/SP and enrolled with the CPF/MF under Nº 029.303.408-78, resident and domiciled at Av. Vereador José Diniz, nº 3725, 6th floor, conjunto 61, Campo Belo, São Paulo/SP, as a Member of the Fiscal Council of the Company; (iii) Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG Nº 01,433,665-5 SSP/RJ and enrolled with the CPF/MF under Nº 009,251,367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth, 13/502, as an alternate Member of the Fiscal Council of the Company; and (iv) Ary Waddington, Brazilian, married, economist and accountant, bearer of Identity Card IFP/RJ Nº 01,139,7777-5 enrolled with the CPF/MF under Nº 004,469,397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9 Condomínio do Atlântico - Praia da Ferradura, as an alternate Member of the Fiscal Council of the Company.

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, pursuant to article 161, paragraph 4, item “a”, of Law n. 6,404/76, as amended (“Law n. 6,404/76”) informed the Company's management that it shall appoint Messrs. (i) Mário Fernando Engelke, Brazilian citizen, widow, bank business administrator, holder of ID card No. 488685

SSP/SP and enrolled with the CPF/MF under No. 011,249,197-91, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Rainha Elizabeth, 129/801, Copacabana, to take office as effective member of the Company's Fiscal Council; and (ii) Eurípedes de Freitas, Brazilian citizen, married, bank clerical professional, holder of ID card No. 82214 SSP/DF and enrolled with the CPF/MF under No. 005,024,301-25, resident and domiciled in the City of Brasília, Federal District, at SHCGN 713, Bl. A, CS 30, to take office as effective member of the Company's Fiscal Council, in reelection.

We explain that, pursuant to Article 10 of CVM Instruction Nº 481/09, the information on the candidates nominated as Members of the Fiscal Council Member of the Company listed above is presented in detail in Annex III of this Proposal.

4. Ratification of the amounts paid out as overall remuneration allocated to the Management of the Company for Fiscal Year 2010 and establishing the overall remuneration of the Management and members of the Fiscal Council for Fiscal Year 2011.

We propose that the amounts be ratified, paid out as overall remuneration allocated to the Management of the Company for Fiscal Year 2010, as well as establishing the overall remuneration of the Management for Fiscal Year 2011 at an Overall value of up to R$ 41,046,997.00.

With regard to the overall remuneration of the Fiscal Council, we propose that this be established at an amount of up to R$ 1,508,252.00, with the remuneration of the alternate Members corresponding to half the amount received by the full Members.

We explain that the information required for the necessary analysis of the Proposal presented on the remuneration of the Management, as set forth in Article 12 of CVM Instruction Nº 481/09, is set forth in Annex IV of this Proposal, particularly items 1 - 4.

Extraordinary General Meeting:

1. Capital Increase through the issuance of shares, arising from the partial capitalization of the tax benefit.

In view of the partial capitalization of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the 2010 Fiscal Year, pursuant to the Article 7 of CVM Ruling N. 319/99, we propose the approval of a capital increase in the amount of R$ 528,505,188.20, upon issuance of 7,246,641 common shares and 5,654,356 preferred shares, at the issuance price of R$37.85 and R$ 44.96 per share, respectively, which correspond to the closing prices at the São Paulo Stock Exchange (BM&FBOVESPA S.A. –Bolsa de Valores, Mercadorias e Futuros) on January 29, 2011, when the abovementioned tax benefit was earned, where, of the shares to be issued: a) 5,364,055 common shares and 2,553,036 preferred shares shall be fully subscribed and paid in by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A., controller of the Company, upon the capitalization of 70% of the abovementioned tax benefit, in the amount of R$ 317,813,965.40; b) up to 1,882,586 common shares and up to 3,101,320 preferred shares, derive from the preemptive rights of the remaining shareholders in this increase, in a proportion of 0.41567139% of their respective stakes in the Company held on the date of the Extraordinary General Meeting, compliant with types, at the same price as mentioned above, for payment in cash on subscription thereto, as described in Annex V hereto.

2. Capital increase without the issuance of shares arising from the partial capitalization of the tax benefit.

In addition to the capital increase mentioned above, we propose a new capital incrase through the capitalization of 30% of the tax benefit earned by the Company with the partial amortization of the special premium reserve in the fiscal year of 2010, pursuant to article 7 of the CVM Ruling N. 319/99, without the issuance of new. The information and justifications of the Management for the second capital increase are set forth in due detail in Annex V of this Proposal, drawn up in compliance with the provisions stipulated in Article 14 of CVM Instruction Nº 481/09.

3. Inclusion of New Activity in the Purpose of the Company

Owing to the rolling out of the “Fusion Energy Drink” by the Company and its subsidiaries, we propose the amendment of the Company’s By-laws to include, as the Company’s purpose, the activity of manufacturing “foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná”, without any amendment to or impact on other activities currently carried out by the Company nor to the remaining terms of article 3 of the By-Laws, as indicated on item 4 below.

The expected legal implication will be the ability to obtain licenses and permits to manufacture energy drinks in any manufacturing plant of the Company within Brazilian jurisdiction. Concerning the economic implications of this addition, by including this new activity in its corporate purpose the Company will be able to manufacture the “Fusion Energy Drink” on a national scale.

4. Amendment of Articles 3, “a”, and 5 of the By-laws.

In view of the capital increase approved by the Company's Board of Directors at a meeting held on March 28, 2011 pursuant to article 9 of the By-laws, as well as article 168 of Law No. 6.404/76, as amended, upon issuance of 448,387 new preferred shares at R$ 45,87 per share, in connection with the exercise, by the beneficiaries, of the options granted, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan currently in force, thus representing an increase from R$ 7,613,780,458.28 to R$ 7,634,347,969.97, divided into 3,104,809,427 shares, of which 1,743,888,690 are common shares and 1,360,920,737 are preferred shares, without par value and in order to reflect the proposals discussed in the foregoing items 1, 2, and 3 above, we propose that item “a” of the current article 3 and the heading of article 5 of the Company's By-laws be amended as follows:

Current Text	Proposed Text

Article 3 - The following shall constitute the purpose of the Company, carried on directly or through holding an equity interest in other companies:

a) the production and trading of beer, concentrates, soft drinks and other beverages;

b) the production and trading of raw materials required for the industrialization of beverages and by products, such as malt, barley, ice,carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a)above;

c) the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related

Article 3 - The following shall constitute the purpose of the Company, carried on directly or through holding an equity interest in other companies:

a) the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b) the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a)above;

c) the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d) the packaging and wrapping of any of the products belonging to it or to third parties;

e) the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f) the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g) the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d)above, either for meeting the purposes of its industry or for trading of its by products;

h) the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i) the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d) the packaging and wrapping of any of the products belonging to it or to third parties;

e) the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f) the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g) the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d)above, either for meeting the purposes of its industry or for trading of its by products;

h) the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i) the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities activities of the Company;

j)the importation of anything necessary for its industry and trade;

k) the exportation of its products;

l)the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

of the Company;

j)the importation of anything necessary for its industry and trade;

k) the exportation of its products;

l)the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Current Text	Proposed Text

Article 5 - The capital stock is of R$7,613,780,458.28, divided into 3,104,361,040 shares, of which 1,743,888,690 are common shares and 1,360,472,350 are preferred shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may

Article 5 - The capital is of R$8,088,367,920.54, divided into 3,116,553,750 shares, of which 1,750,604,732 are common shares and 1,365,949,018 are preferred shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may

suspend the services of transfer andsplitting of shares and certificates inaccordance with the General Meeting'sdetermination, provided thatthissuspension does not exceed ninety (90)intercalary days during the fiscal year orfifteen (15) consecutive days.

suspend the services of transfer andsplitting of shares and certificates inaccordance with the General Meeting'sdetermination, provided thatthissuspension does not exceed ninety (90)intercalary days during the fiscal year orfifteen (15) consecutive days.

5. Consolidation of By-laws

Lastly, in order to reflect the proposed changes above, we also propose the approval of the restatement of the Company’s By-Laws, in accordance with Annex VI hereto.

São Paulo, March 28, 2011.

The Management
Companhia de Bebidas das Américas – AmBev

ANNEX I
Base Date: December 31, 2010
(pursuant to Item 10 of Annex 24 of CVM Instruction Nº 480, dated December 17, 2009)

1. COMMENTS FROM THE DIRECTORS

a) general financial and asset conditions

The current working capital of the Company is sufficient for its current needs, and its cash resources, including third party loans, are sufficient to underwrite the financing of its activities and cover its funding requirements for at least the next twelve months.

The Executive Board feels that the Company offers sufficient equity and financial conditions as required to implement its business plan and comply with its short and medium term obligations.

On December 31, 2010, the Company had total current assets in the amount of R$12,910.9 million, of which R$6,978.6 million were cash, cash equivalents and investments. As of December 31, 2010, current liabilities totaled R$10,554.9 million. The current liquidity ratio, which evaluates the Company’s ability to satisfy short-term liabilities, is 1.2x.

On December 31, 2009, the Company had total current assets in the amount of R$10,303.2 million, of which R$4,116.2 million were cash, cash equivalents and investments. Current liabilities totaled R$ 8,491.7 on the same date. The current liquidity ratio was 1.2x.

On December 31, 2008, the Company had total current assets in the amount of R$9,293.3 million, of which R$3,299.6 million were cash, cash equivalents and investments. Current liabilities totaled R$ 10,537.0 on the same date. The current liquidity ratio was 0.9x.

As seen above, the current liquidity ratio remained the same at 1.2x in 2009 and 2010, thus confirming the Company’s ability to meet its short-term obligations. (A current ratio of 1 or more means short-term assets exceed short-term liabilities.) In addition to the foregoing, the Company’s cash and cash equivalents has improved consistently over the years and totaled R$6,978.6 million on December 31, 2010.

R$ (in millions)	12/31/2010	12/31/2009	12/31/2008
Total current assets	12,910.9	10,303.2	9,293.3
Total current liabilities	10,554.9	8,491.7	10,537.0
Net working capital (CA/CL ratio)	2,356.0	1,811.5	(1,243.7)

b) capital structure and possibility of redeeming shares or quotas (R$ 000)

The Company’s capital structure was as follows: (i) As at December 31, 2008 – 50% of equity and 50% of third party financing; (ii) As at December 31, 2009 – 55% of equity and 45% of third party financing; and (iii) As at December 31, 2010 – 58% of equity and 42% of third party financing.

Additionally, the Company’s cash and cash equivalents and current investment securities net of bank overdrafts and net debt over the same period developed as follows: (i) December 31, 2008 – cash and cash equivalents and current investment securities net of bank overdrafts of R$3,280.8 million and net debt of R$7,377.1 million; (ii) December 31, 2009 – cash and cash equivalents and current investment securities net of bank overdrafts of R$4,097.6 million and net debt of R$3,163.6 million; and (iii) December 31, 2010 – cash and cash equivalents and current investment securities net of bank overdrafts of R$6,977.6 million and cash net of debt of R$207.2 million.

The incremental reduction of net debt over the last years, the resulting reduction of third-party capital usage and the increase in its net cash position are adequate and allow the Company to implement its business plan and meet short- and mid-term obligations.

(i) Stock Redemption

There is no possibility of redeeming the shares issued by the Company.

(ii) Stock Redemption calculation

Not applicable, since there is no possibility of redeeming the shares issued by the Company other than as set forth by law.

c) payment capacity compared to financial commitments accepted

In view of the Company debt profile, its cash flow and liquidity position, the directors believe that the company has sufficient liquidity and capital resources to cover its investments, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unaltered. Should it be necessary to take out new loans to finance its investments and acquisitions, the directors feel that the Company is able to do so.

d) sources of financing for working capital and investments in non-current assets used

The Company’s working capital cycle has substantially evolved every year since 2008, and on December 31, 2010 it reported a negative working capital, meaning that there is no need to acquire additional working capital financing. With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments, and the Company has wide access to funding sources should there be an occasional need for supplemental funding for such investments.

e) sources of financing for working capital investments in non-current assets that it intends to use to cover shortfalls in liquidity

The Company has access to credit facilities extended by leading Brazilian banks, and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings.

f) indebtedness levels and debt characteristics

The Company’s liabilities rank equal in terms of payment rights (i.e. are subject to pari passu clauses), and there is no subordination between debts whatsoever. With regard to collaterals, except for FINAME facilities taken by the Company from the Brazilian National Bank for Economic and Social Development (BNDES), which are secured against liens placed on the refrigerators purchased with loan proceeds, other loan and financing transactions taken by the Company that call for some kind of collateral typically involve security interest in the form of surety only. In addition to the foregoing, loan agreements provide for certain specific restrictive covenants such as:

• restrictions applicable to the entering into M&A transactions and disposal of own assets;

• ban on the pledging of collaterals in additional loan and financing transactions, except in some specific instances such as, without limitation (i) loans taken from financial institutions controlled by the Brazilian government, including BNDES, or foreign governments.

These restrictive clauses also allow the Company reasonable time to cure any event of default, provided that any such default is not related to failure to make payments when due.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require borrowers, such as the Company, to obtain the prior consent of BNDES if they, for instance: (i) incur new debts (except any debt described in the Provisions); (ii) give precedence and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

The Company’s debt was structured in a manner to avoid clustering any significant maturity dates in any specific year, and is linked to different interest rates. The most important rates are: (i) Fixed Rate for the Bond 2011, Bond 2013, Bond 2017 and BRL working capital (Labatt); (ii) Basket of Currencies (UMBNDES) and the Long Term Interest Rate (TJLP), for loans taken out with Brazil’s National Social and Economic Development Bank (BNDES); (iii) Interbank Deposit Certificates (CDI) for the debentures; and (iv) Canadian Bankers’ Acceptance Rate for the debt held by its subsidiary Labatt Brewing Company Limited in Canada. The Company has a policy of hedging 100% of its debts in foreign currency.

As of December 31, 2010, the Company satisfies all contractual obligations related to significant loan and financing transactions.

AmBev Debt Profile – December 31, 2010
Debt Instruments	2011	2012	2013	2014	2015	After 2015	Total
U.S Dollar Denominated Debt Fixed Rate
Notional Amount	(884.3)	-	(886.7)	-	-	-	(1,770.9)
Average Pay Rate	10.50%	-	8.75%	-	-	-	9.62%
BNDES Currency Basket Debt Float.
Rate
Currency Basket Debt Floating Rate	(23.62)	(26.42)	(26.42)	(21.58)	115	-	(98.0)
UMBNDES + Average Pay Rate	1.81%	1.81%	1.81%	1.81%	5.18%	-	1.8%
International Debt
Reais Denominated Debt Fixed Rate	(716.6)	(473.1)	-	-	-	-	(1,189.6)
Average Pay Rate	15.88%	12.13%	-	-	-	-	14.39%
International Debt
CAD Denominated Debt Float Rate – BA	-	(300.8)	-	-	-	-	(300.8)
BA + Average Pay Rate	-	0.35%	-	-	-	-	0.35%
International Debt
CAD Denominated Debt Fixed Rate	(157.9)		-	-	-	-	(157.9)
Average Pay Rate	7.5%		-	-	-	-	7.5%
International Debt
Other Latin America Currency Fixed Rate	(108.82)	(49.30)	(5.40)	(1.17)	-	(10.79)	(175.48)
Average Pay Rate	12.4%	8.95%		-	11.04%	7.8%	10.68%
International Debt
USD Denominated Debt Fixed Rate	(230.10)	(99.97)	-	-	-	-	(330.07)
Average Pay Rate	5.96%	7.4%	-	-	-	-	6.39%
Reais Denominated Debt Float. Rate -
TJLP
Notional Amount	(202.11)	(130.40)	(249.07)	(163.35)	-	(9.68)	(754.60)
TJLP + Average Pay Rate	2.03%	2.03%	2.03%	2.03%	-	2.03%	2.03%
Reais Debt - ICMS Fixed Rate
Notional Amount	(9.58)	(21.91)	(22.37)	(15.51)	(14.21)	(37.21)	(120.78)
Average Pay Rate	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%
Reais Debt - Debentures Floating Rate
– CDI
Notional Amount		(1,247.48
	-)		-	-	-	-	(1,247
Average Pay Rate % CDI	-	102.50%	-	-	-	-	102.50%
Reais Debt - Fixed Rate
Notional Amount	(273.29)	(66.67)	-	-	-	(284.77)	(624.73)
Average Pay Rate	10.37%	10.47%	-	-	-	9.50%	9.99%
Total Debt	(2,606.2)	(2,416.0)	(1,189.9)	(201.6)	(14.2)	(342.4)	(6,770.4)

g) use constraints on financing already taken out (R$ 000)

In Canada, the Company has CAD$680.0 million of committed credit lines with a bank syndicated. Of this total, CAD$180 million are withdrawn and an additional CAD$500 million are available.

h) significant alterations in each item of the Financial Statement

The significant alterations in the Financial Statements of the Company are presented below.

(R$ million)	Year Ended on December 31,
	2010	2009	2008
Consolidated Income		(R$ million)
Statement (IFRS)

Net Sales	25,233.3	23,194.0	20,713.2
Cost of Sales	(8,449.0)	(7,731.9)	(7,217.6)
Gross Profit	16,784.3	15,462.1	13,495.5
Sales and Marketing			(4,956.3)
Expenses	(6,038.5)	(5,542.0)
Administrative Expenses	(1,196.9)	(1,478.1)	(1,037.0)
Other operating			383.5
income/(expenses)	624.9	539.3
Special Items	(150.8)	196.6	(59.2)
Income from Operations	10,022.9	9,177.9	7,826.5
Net finance expense	(319.4)	(982.1)	(1,190.8)
Income tax expense	(2,084.4)	(2,208.1)	(1,447.2)
Share of results of associates	0.2	0.7	2.3
Profit	7,619.2	5,988.4	5,190.9
Attributable to:
Equity holders of AmBev	7,561.4	5,986.1	5,119.1
Non-controlling interest	57.9	2.3	71.8

Operating earnings for Fiscal Year ended December 31, 2010 compared to 2009

The consolidated earnings of the Company are presented below:

	Highlights of the Consolidated Financial Information
	2010	2009	% Variation
	(R$ million, except amounts related to volumes, percentages and
IFRS		values per share)

Sales volumes - 000 hectoliters	165,142.5	154,722.3	6.7%
Net sales	25,233.3	23,194.0	8.8%
Net revenues per hectoliter -R$.hl	152.8	149.9	1.9%
Cost of sales	(8,449.0)	(7,731.9)	9.3%
Gross Profit	16,784.3	15,462.1	8.6%
Gross margin (%)	66.5%	66.7%
Sales and Marketing Expenses	(6,038.5)	(5,542.0)	9.0%
Administrative expenses	(1,196.9)	(1,478.0)	(19.0%)
Other operating income/(expenses)	624.9	539.3	15.9%

Special Items(1)	(150.8)	196.6
Income from operations	10,022.9	9,177.9	9.2%
Operating margin (%)	39.7%	39.6%
Profit	7,619.2	5,988.4	27.2%
Net margin	30.2%	25.8%

Amounts may not add due to rounding
(1) Information presented as Non-recurring items in the Financial Statements dated December 31, 2008

Margin Analysis

The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010	2009
	(%)	(%)

Net sales	100.0	100.0
Cost of sales	(33.5)	(33.3)
Gross profit	66.5	66.7
Sales and marketing expenses	(23.9)	(23.9)
Administrative expenses	(4.7)	(6.4)
Other operating income (expenses)	2.5	2.3
Special Items	(0.6)	0.8
Income from operations	39.8	39.6

Financial Highlights by Business Segment

The following table sets forth certain financial highlights by business segment for the years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010					2009
	Brazil	Hila-Ex(1)	LAS (2)	Canada	Total	Brazil	Hila-Ex(1)	LAS (2)	Canada	Total
Net sales	17.146,5	564,0	3.857,3	3.665,6	25.233,3	14.632,1	782,1	3.826,5	3.953,3	23.194,0
Cost of sales	(5.420,9)	(372,9)	(1.500,3)	(1.154,9)	(8.449,0)	(4.411,3)	(489,5)	(1.490,8)	(1.340,4)	(7.731,9)
Gross Profits	11.725,6	191,0	2.357,0	2.510,7	16.784,4	10.220,8	292,7	2.335,8	2.612,8	15.462,1
Sales and marketing and administrative expenses	(4.865,9)	(317,3)	(861,3)	(1.190,9)	(7.235,4)	(4.384,5)	(471,7)	(855,1)	(1.308,8)	(7.020,0)
Other operating income (expenses)	634,2	3,1	(13,9)	1,5	624,9	523,6	25,9	(14,7)	4,4	539,3
Special Items	(59,3)		(14,1)	(77,4)	(150,8)	228,1	(8,4)	(13,5)	(9,6)	196,6
Income from operations	7.434,6	(123,2)	1.467,6	1.243,9	10.022,9	6.588,0	(161,6)	1.452,5	1.299,0	9.177,9

(1) Operations in Spanish-speaking Latin America excluding the operations of Latin America South (LAS).
(2) Includes Argentina, Bolívia, Paraguay, Uruguay and Chile.

Net Sales

For further information on net sales, please refer to item 2(b) of this Annex I.

Cost of Sales

Total cost of sales increased by 9.3% for the year ended December 31, 2010 to R$8,449.0 million from R$7,731.9 million in the same period in 2009. As a percentage of our net sales, total cost of sales increased to 33.5% in 2010 from 33.3% in 2009.

		COGS per hectoliter
		Year ended December 31,
	2010	2009	% Variation
		(R$ except percentages)

Latin America North	48.3	44.6	8.1%
Brazil	47.7	42.7	11.7%
Beer Brazil(1)	49.3	44.7	10.3%
CSD&NANC(2)	42.9	36.8	16.3%
HILA-ex(3)	58.9	76.5	(23.0)%
Latin America South	44.3	44.7	(1.0)%
Canada	102.8	115.5	(11.0)%
AmBev Consolidated	51.2	50.0	2.4%

(1) Beer operations conducted by the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Latin America South (LAS).

Latin America North Operations

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 22.9% for the year ended December 31, 2010 to R$5,420.9 million from R$4,411.3 million in the same period in 2009. On a per-hectoliter basis, our Brazilian operations’ cost of sales increased by 11.7% for the year ended December 31, 2010 to R$47.7/hl from R$42.7/hl in the same period in 2009.

Beer Brazil. Cost of sales for our Brazilian beer operations increased by 22.1% for the year ended December 31, 2010 to R$4,167.3 million. On a per hectoliter basis, cost of sales for our Brazilian Beer operations increased by 10.3% for the year ended December 31, 2010. This increase was driven mainly by (i) higher U.S. dollar denominated raw-material costs, hedged to Brazilian reais at a higher rate comparing to last year; (ii) need to import aluminum cans on account of shortage of domestic supply; and an (iii) increased can mix at higher costs.

Carbonated Soft Drinks and Non-Alcoholic Non-Carbonated Beverages. Cost of sales for the CSD & Nanc segment in Brazil increased 25.4%, reaching R$1,253.7 million. The cost of sales per hectoliter increased 16.3% to R$42.9, driven by (i) U.S. dollar denominated raw-material costs, hedged to Brazilian reais at a higher rate comparing to last year; and (ii) higher PET and sugar prices.

HILA-Ex Operations

The cost of sales in HILA-ex operations decreased 23.8%, reaching R$372.9 million in 2010. Main impacts that explain this reduction in reais are (i) a devaluation of the Venezuelan currency, (ii) our business combination in Venezuela in October 20, 2010 whereby we stopped consolidating the results of the subsidiary. The cost of sales increased 24.2% organically as a result of higher volume and devaluation of the Venezuelan currency, which had an impact on U.S. dollar denominated commodity prices and general inflation levels in the region.

Latin America South Operations

Latin America South’s (LAS) cost of sales were R$1,500.3 million in 2010 a 0.6% increase from 2009. On a per hectoliter basis, cost of sales decreased by 1.0% in the year. The increase in costs related to (i) higher commodity prices and (ii) general inflation and higher labor costs, mainly in Argentina, were more than offset by the devaluation of the Argentine peso. Cost per hectoliter rose 14.9%.

Canada Operations

Cost of sales for Labatt decreased 13.8% for the year ended December 31, 2010 to R$1,154.9 million from R$1,340.4 million in the same period in 2009. This decrease resulted mainly from (i) a reduction in commodity costs (mainly aluminum, rice, and corn), (ii) production initiatives and (iii) gains derived from the closing of the Hamilton plant.

Gross Profit

Gross profit increased by 8.6% for the year ended December 31, 2010 to R$16,784.3 million from R$15,462.1 million in the same period in 2009. The table below sets forth the contribution of each business unit to AmBev’s consolidated gross profit.

	Gross Profit
	2010			2009
	(R$ in millions, except percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	11,916.6	71.0%	67.3%	10,513.4	68.0%	68.2%
Brazil	11,725.6	69.9%	68.4%	10,220.8	66.1%	69.9%
Beer Brazil(1)	10,112.0	60.2%	70.8%	8,652.8	56.0%	71.7%
CSD&NANC(2)	1,613.6	9.6%	56.3%	1,568.0	10.1%	61.1%
HILA-ex(3)	191.0	1.1%	33.9%	292.7	1.9%	37.4%
Latin America South	2,357.0	14.0%	61.1%	2,335.8	15.1%	61.0%
Canada	2,510.7	15.0%	68.5%	2,612.7	16.9%	66.1%
AmBev Consolidated	16,784.3	100.0%	66.5%	15,462.1	100.0%	66.7%

(1) Beer operations conducted by the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Latin America South (LAS)

Sales and Marketing and Administrative Expenses

AmBev’s Sales and Marketing and Administrative Expenses amounted to R$7,235.5 million for the year ended December 31, 2010, a 3.1% increase over the same period in 2009. An analysis of Sales and Marketing and Administrative Expenses at each business unit is set forth below.

Latin America North Operations

Brazilian Operations

Sales and Marketing and Administrative Expenses in Brazil amounted to R$4,865.9 million for the year ended December 31, 2010, an increase of 11.0% over the same period in 2009.

Beer Brazil. Sales and Marketing and Administrative Expenses reached R$4,258.2 million for the year ended December 31, 2010, increasing 13.4% over the same period in 2009. The main elements that resulted in higher operating expenses were: (i) volume growth, (iii) higher logistic costs due to higher volume growth in the North and Northeastern regions, (iii) increased direct distribution; and (iv) inflation.

Carbonated Soft Drinks and Non-Alcoholic Non-Carbonated Beverages. Sales and Marketing and Administrative Expenses for the CSD & NANC segment were R$607.7 million for the year ended December 31, 2010, a decrease of 3.5% over the same period in 2009 due to the lower provision for the payment of variable compensation to employees and executives.

HILA-ex

Sales and Marketing and Administrative Expenses for AmBev’s operations in HILA-ex amounted to R$317.3 million for the year ended December 31, 2010, decreasing 32.7% compared to the same period in 2009 primarily as a result of (i) a devaluation of the Venezuelan currency, (ii) our business combination in Venezuela in October 20, 2010 whereby we stopped consolidating the results of the subsidiary.

Sales and marketing and administrative increased 10.8% organically as a result of increased volumes and general inflation in the region.

Latin America South Operations

Sales and Marketing and Administrative Expenses totaled R$861.3 million for the year ended December 31, 2010, increasing 0.7% over the same period in 2009. The organic increase of 16.2% is explained by higher transportation and labor costs caused mostly by inflation in Argentina, and additional marketing expenses in the region, which were offset by the devaluation of the Argentine peso.

Canada Operations

Labatt’s Sales and Marketing and Administrative Expenses was R$1,190.9 million for the year ended December 31, 2010, a year-on-year reduction of 9.0% resulting from (i) decreased sales, (ii) closing of the Hamilton plant and (iii) reduced variable compensation expense.

Other Operating Income (Expense)

Other operating income in 2010 represented a net gain of R$624.9 million compared to R$539.3 million in 2009. The breakdown of the main items is provided below: (i) gains related to government grants as a result of fiscal incentives granted by some Brazilian States with respect to a value added tax in sales (ICMS); (ii) gains related to tax credits recovered from previous years; (iii) gains on net present value adjustment of long term fiscal incentives financing.

Special items

Special expenses totaled R$150.8 million in 2010 on account of (i) costs incurred in connection with combination of Venezuelan businesses; and (ii) costs incurred with the closing of the plant in Hamilton, Canada, compared to special revenues of R$196.6 million derived in 2009, primarily due to gains from the perpetual license of the Labatt brands in the United States.

Income from operations

Income from operations increased by 9.2% for the year ended December 31, 2010 to R$10,022.9 million from R$9,177.9 million in the same period in 2009, primarily as a result of higher gross profit which was partly offset by higher sales and marketing and administrative expenses.

Net finance cost

Our financial result was an expense of R$319.4 million, compared to an expense in 2009 of R$982.1 million. This result is mainly explained by an increased interest income due to a considerably higher average cash and investment balance, and by lower net interest expenses due to the retirement of certain debt that matured during the period and was not renewed.

AmBev’s total indebtedness decreased R$490.8 million compared to 2009, while its cash and cash equivalents and investments increased R$2,880.0 million, highlighting the Company’s strong cash generation in 2010. As a result, there was a decrease of R$3,370.8 million in AmBev’s net debt.

Income Tax Expense

Our consolidated income tax and social contribution for the year ended December 31, 2010 was a charge of R$2,084.4 million, down 5.6% from R$2,208.1 million in 2009. Our effective rate was 21.5%, down from 26.9% a year before. Key factors that drove down the effective rate applicable to the Company in the year include: (i) higher income tax breaks in Brazil; (ii) increased expenses with interest on own capital; (iii) reduction of non-deductible hedge-related expenses; and (iv) reversal of provisions related to the income tax, mainly in Canada and Argentina.

Profit

Profit increased by 27.2% for the year ended December 31, 2010 to R$7,619.2 million from R$5,988.3 million in the same period in 2009.

Non-controlling Interest

Non-controlling interest totaled R$57.9 million compared to R$2.3 million in 2009. The main reason for this variation was the gain in 2009 from the reversal of the provision for non-controlling shareholders, calculated over some subsidiaries of our HILA-Ex operations, which used to have liabilities until the fourth quarter of 2008.

Operating earnings for the Fiscal Years ended December 31, 2009 compared to 2008

The consolidated earnings of the Company are presented below:

	Highlights of the Consolidated Financial Information
	2009	2008	% Variation
IFRS	(R$ million, except amounts related to volume, percentages and values per share)

Sales volumes - 000 hectoliters	154.722,3	146,962.8	5,3%
Net sales	23.194,0	20,713.2	12,0%
Net revenues per hectoliter -R$ /hl	149,9	140.9	6,4%
Cost of sales	(7.731,9)	(7,217.6)	7,1%
Gross Profit	15.462,1	13,495.5	14,6%
Gross margin (%)	66,7%	65.2%
Sales and marketing expenses	(5.542,0)	(4,956.3)	11,8%
Administrative expenses	(1.478,0)	(1,037.0)	42,5%
Other operating income/(expenses)	539,3	383.5	40,6%
Special items(1)	196,6	(59.2)
Income from operations	9.177,9	7,826.5	17,3%
Operating margin (%)	39,6%	37.8%
Profit	5.988,4	5,190.9	15,4%
Net margin	25,8%	25.1%

Amounts may not add due to rounding
(1) Presented as Non-Recurring Items in the financial statements as at December 31, 2008.

Margin Analysis

The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009	2008
	(%)	(%)

Net sales	100.0	100.0
Cost of sales	(33.3)	(34.9)
Gross Profit	66.7	65.1
Sales and Marketing expenses	(23.9)	(23.9)
Administrative expenses	(6.4)	(5.0)
Other operating income/(expenses)	2.3	1.8
Special Items	(0.8)	(0.3)
Income from operations	39.6	37.8

Financial Highlights by Business Segment

The following table sets forth certain financial highlights by business segment for the years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009					2008
	Brazil	Hila-Ex(1)	LAS (2)	Canada	Total	Brazil	Hila-Ex(1)	LAS (2)	Canada	Total
Net sales	14,632.1	782.1	3,826.5	3,953.3	23,194.0	13,058.7	613.2	3,300.4	3,740.9	20,713.2
Cost of sales	(4,411.3)	(489.5)	(1,490.8)	(1,340.3)	(7,731.9)	(4,181.1)	(421.0)	(1,395.3)	(1,220.2)	(7,217.6)
Gross Profit	10,220.8	292.7	2,335.8	2,612.8	15,462.1	8,877.6	192.2	1,905.1	2,520.7
Sales and Marketing and Administrative Expenses	(4,384.5)	(471.7)	(855.1)	(1,308.7)	(7,020.0)	(3,611.9)	(383.6)	(727.3)	(1,270.6)	(5,993.3)
Other operating income/(expenses)	523.6	25.9	(14.6)	4.4	539.3	309.5	26.1	24.7	23.2	383.5
Special Items	228.1	(8.4)	(13.5)	(9.6)	196.6	(42.5)	(5.5)	(6.9)	(4.3)	(59.2)
Income from operations	6,588.0	(161.6)	1,452.5	1,299.0	9,177.9	5,532.7	(170.8)	1,195.6	1,269.0	7,826.6

(1) Beer and carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Latin America South (LAS).
(2) Includes the operations of Argentina, Bolivia, Paraguay, Uruguay, and Chile.

Net Sales

For further information on net sales please refer to item 2(b) of this ANNEX I.

Cost of Sales

Total cost of sales increased by 7.1% for the year ended December 31, 2009 to R$7,731.9 million from R$7,217.6 million in the same period in 2008. As a percentage of our net sales, total cost of sales decreased to 33.3% in 2009 from 34.8% in 2008.

	COGS per hectoliter Year ended December 31,
	2009	2008	% Variation
	(In reais except percentages)

Latin America North	44.6	45.3	(1.5)%
Brazil	42.7	44.0	(3.0)%
Beer Brazil(1)	44.7	46.1	(2.9)%
CSD&NANC(2)	36.8	38.1	(3.2)%
HILA-ex(3)	76.5	65.5	16.7%
Latin America South	44.7	41.4	8.1%
Canada	115.5	103.9	11.2%
AmBev Consolidated	50.0	49.1	1.8%

(1) Beer operations conducted by the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and soft drink operations in Spanish-speaking Latin America excluding the operations of Latin America South (LAS).

Latin America North Operations

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 5.5% for the year ended December 31, 2009 to R$4,411.3 million from R$4,181.2 million in the same period in 2008.

On a per-hectoliter basis, our Brazilian operations’ cost of sales decreased by 3.0% for the year ended December 31, 2009 to R$42.7/hl from R$44.0/hl in the same period in 2008.

Beer Brazil. The cost of sales related to beer operations in Brazil increased 5.8% to R$3,411.9 million in the year ended December 31,

2009. The cost of sales per hectoliter decreased by 2.9%. Key factors that accounted for this cost reduction include (i) improved commodity- and currency-related hedge transactions; (ii) production initiatives; and (iii) improved dilution of fixed costs.

Carbonated and non-alcoholic, non-carbonated drink operations of the Company in Brazil. The cost of sales related to carbonated and non-alcoholic, non-carbonated drinks in Brazil increased 4.4% to R$999,4 million. The cost of sales per hectoliter dropped 3.2% due to positive impacts arising from gains derived from currency-hedge contracts and reduced PET costs, which more than offset the effects of inflation on labor and sugar hedge costs.

HILA-Ex Operations

The cost of goods sold in HILA-ex operations increased 16.3%, reaching R$489.5 million. The main effects that explain this increase are the increase in commodities’ prices and inflation, offset by productivity gains.

Latin America South Operations

The Latin America South region (LAS) accumulated costs of products sold in the amount of R$1,490.8 million in 2009, which represented an organic increase of 6.0%. Per hectoliter, an organic increase of 9.9% year-on-year. Main drivers of this increase are as follows: (i) higher commodity prices; and (ii) higher general inflation and increased salary expenses, mainly in Argentina, both partially offset by productivity gains achieved.

Canada Operations

Cost of goods sold for Labatt increased 9.9% for the year ended December 31, 2009 to R$1,340.4 million. This increase is mainly due to: (i) cost of currency hedge; (ii) lower dilution of fixed costs due to the decrease in volume; and (iii) higher import costs.

Gross Profit

Gross profit increased by 14.6% for the year ended December 31, 2009 to R$15,462.1 million from R$13,495.5 million in the same period in 2008. The table below sets forth the contribution of each business unit to AmBev’s consolidated gross profit.

	Gross Profit
	2009			2008
	(R$ million, except percentages)
	Amount	%	Margin	Amount	%	Margin
Latin America North	10,513.4	68.0%	68.2%	9,069.8	67.2%	66.3%
Brazil	10,220.8	66.1%	69.9%	8,877.6	65.8%	68.0%
Beer Brazil(1)	8,652.8	56.0%	71.7%	7,535.3	55.8%	70.0%
CSD&NANC(2)	1,568.0	10.1%	61.1%	1,342.3	9.9%	58.4%
HILA-ex(3)	292.7	1.9%	37.4%	192.2	1.4%	31.3%
Latin America South	2,335.8	15.1%	61.0%	1,905.1	14.1%	57.7%
Canada	2,612.7	16.9%	66.1%	2,520.7	18.7%	67.4%
AmBev Consolidated	15,462.1	100.0%	66.7%	13,495.5	100.0%	65.2%

(1) Beer operations conducted by the Company in Brazil.
(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.
(3) Beer and carbonated soft drink operations in Spanish-speaking Latin America excluding the operations of Latin America South (LAS).

Sales and Marketing and Administrative Expenses

AmBev’s Sales and Marketing and Administrative Expenses amounted to R$7,020.1 million for the year ended December 31, 2009, a 17.1% increase over the same period in 2008. An analysis of Sales and Marketing and Administrative Expenses at each business unit is set forth below.

Latin America North Operations

Brazilian Operations

Sales and Marketing and Administrative Expenses in Brazil amounted to R$4,384.5 million for the year ended December 31, 2009, an increase of 21.4% over the same period in 2007.

Beer Brazil. Sales and Marketing and Administrative Expenses reached R$3,754.4 million for the year ended December 31, 2009, increasing 21.3% over the same period in 2008. The main elements that resulted in the increase in such operating expenses were: (i) volume growth; (ii) increased provision for variable compensation; (iii) investments in the market referring to our innovations during the year; and (iv) inflation.

Carbonated Soft Drinks and Non-Alcoholic Non-Carbonated Beverages. Sales and Marketing and Administrative Expenses for the CSD & NANC segment were R$630.0 million for the year ended December 31, 2009, an increase of 22.0% over the same period in 2008. The main causes of this increase were inflation, increased provision for variable compensation, and investments in the market.

HILA-ex

Sales and Marketing and Administrative Expenses for AmBev’s operations in HILA-ex amounted to R$471.7 million for the year ended December 31, 2009, increasing 23.0% compared to the same period in 2008 as a result of inflation pressures, mainly in Venezuela, which were partially offset by gains with fixed costs.

Latin America South Operations

Sales and Marketing and Administrative Expenses totaled R$855.1 million for the year ended December 31, 2009, increasing 17.6% over the same period in 2008. This increase was driven by higher salary and transportation expenses due to inflation, in addition to higher marketing expenses related to different product innovations.

Canada Operations

Labatt’s Sales and Marketing and Administrative Expenses was R$1,308.8 million for the year ended December 31, 2009, an increase of 3.0% as compared to 2008. In Canadian Dollars, sales, general and administrative expense remained practically unchanged compared to 2008, a result of our efforts to cut fixed costs so as to reduce cost pressures in the result for the year.

Other Operating Income (Expense)

The net balance of other operating income and expenses for the year ended December 31, 2009 represented a gain of R$539.3 million compared to the gain of R$383.5 million recorded in 2008. This result basically comprises: (i) gains in the amount of R$303.7 million related to ICMS tax incentives; and (ii) gains in the amount of R$127.2 million related to past-year tax credit recoveries.

Special items

Special revenues totaled R$196.6 million in 2009 against special expenses of R$59.2 million in 2008, due mainly to gains obtained with the perpetual licensing of Labatt family brands in the United States.

Income from operations

Income from operations increased by 17.3% for the year ended December 31, 2009 to R$9,177.9 million from R$7,826.5 million in the same period in 2008, primarily as a result of higher gross profit which was partly offset by higher sales and marketing expenses.

Net Finance Cost

The net finance cost recorded expenses in the amount of R$982.1 million, compared to expenses of R$1,190.8 in 2008. This result can be explained by reduced interest expenses on account of settlement of certain debts maturing in the period that were not rolled over, and which were partially offset by losses incurred with derivative instruments related to results of our hedge policy and interest expenses higher than in the preceding year.

The total Company's indebtedness dropped R$3,396.5 compared to 2008 levels, while cash and cash equivalents increased R$743.9 million. This represents the Company's solid cash generation ability in the period. As a result, net debt was reduced by R$4,140.6 million.

Income Tax Expense

Income tax and social contribution expenses totaled R$2,208.1 million in 2009, a 52.6% increase compared to the R$1,447.2 recorded in 2008. The effective rate was 26.9% against 21.8% recorded in 2008. Key drivers of the Company's higher effective rate in the year were non-deductible hedge expenses and deferred tax liabilities on gains derived from overseas subsidiaries, as well as a higher EBT, which is taxed at the nominal rate.

Profit

The Company's Profit for the year ended December 31, 2009 was R$5,988.3, which represents a 15.4% increased over the R$5,190.9 recorded as Profit for 2008.

Non-controlling interests

Expenses incurred in connection with non-controlling interests held in Company's subsidiaries accrued R$2.3 million, against an expense of R$71.8 million in 2008. This variation can be explained essentially by a reversal in the provision for Non-controlling interests, which was determined in respect of some of our subsidiaries located in the Hispanic Latin America, excluding of Quilmes Industrial Société Anonyme operatrions (HILA-Ex), which recorded negative equity until the fourth quarter of 2008.

BALANCE SHEET

(Expressed in millions of Brazilian reais)	As of December 31,
Assets	2010	2009	2008
Non-current assets
Property, plant and equipment	7,032.3	6,595.1	7,304.6
Goodwill	17,441.8	17,527.5	17,912.4
Intangible assets	1,823.2	1,932.6	2,492.9
Investments in associates	18.5	24.3	30.5
Investment securities	208.7	246,9	317.4
Deferred tax assets	1,089.8	1,368.5	1,817.8
Employee benefits	20.9	13.7	19.9
Trade accounts and other receivables	2,132.1	2,089.3	2,624.2
	29,767.3	29,797.8	32,519.6
Current assets
Investment securities	1,069.3	73.3	0.1
Inventories	1,905.2	1,488.1	2,018.1
Taxes receivable	181.2	986.2	479.7
Trade accounts and other receivables	3,794.1	3,652.5	3,428.7
Cash and cash equivalents	5,909.3	4,042.9	3,298.9
Assets held for sale	51.8	60.2	67.9

	12,910.9	10,303.1	9,293.4

Total assets	42,678.3	40,101.0	41,813.0

Equity and liabilities

Equity
Issued Capital	7,613.8	6,832.1	6,602.0
Reserves	(1,681.2)	(1,365.6)	321.5
Retained earnings	18,429.3	16,550.9	13,864.0
Equity attributable to equity holders of AmBev	24,361.9	22,017.4	20,787.5
Non-controlling interests	203.0	278.7	224.1
	203.0	278.7	224.1
Non-current liabilities
Interest –bearing loans and borrowings	4,164.2	6,460.2	7,069.6
Employee benefits	966.2	767.9	784.3
Deferred tax liabilities	548.7	502.2	821.2
Trade and other payables	1,343.4	663.6	626.4
Provisions	536.1	919.3	962.9
	7,558.6	9,313.2	10,264.3
Current liabilities
Bank overdrafts	1.0	18.6	18.8
Interest-bearing loans and borrowings	2,606.2	801.1	3,588.2
Taxes payables	701.7	1,295.9	680.8
Trade and other payables	7,142.9	6,279.9	6,147.5
Provisions	103.0	96.2	101.8
	10,554.8	8,491.7	10,537.1

Total equity and liabilities	42,678.3	40,101.0	41,813.0

Balance Sheet for the year ended December 31, 2010 compared to 2009

Assets

Property, Plant and Equipment

On December 31, 2010, property, plant and equipment totaled R$7,032.3 million, compared to R$6,595.1 million on December 31, 2009.

This variation resulted in a net increase of R$437.2 million, or 6.6%, and is shown in the following table:

(in millions of Brazilian reais)	2010					2009
	Land and	Plant and	Fixtures	Under
	buildings	equipment	and fittings	construction	Total	Total
Acquisition cost
Opening balance	3,152.2	10,081.4	2,020.7	612.1	15,866.3	16,043.1
Effect of changes in foreign exchange	(112.1)	(471.0)	(50.7)	(11.5)	(645.3)	(1,687.7)
Acquisition through business combinations	-	-	-	-	-	17.0
Acquisitions	4.0	139.7	44.1	2,037.1	2,224.8	1,307.1
Disposals	(103.0)	(617.7)	(181.5)	(2.4)	(904.6)	(245.2)
Transfer to other asset categories	49.1	511.5	471.8	(1,235.5)	(203.1)	(217.0)

Other (1)	17.1	85.1	6.2	1.6	109.9	649.0
Closing balance	3,007.3	9,728.9	2,310.6	1,401.4	16,448.1	15,866.3

Depreciation and Impairment
Opening balance	(1,380.6)	(6,597.2)	(1,293.4)	-	(9,271.3)	(8,738.5)
Effect of changes in foreign exchange	54.8	352.9	23.3	-	432.4	767.8
Depreciation	(100.7)	(869.6)	(293.5)	-	(1,263.8)	(1,109.0)
Acquisition through business combinations	-	-	-	-	-	-
Impairment losses (2)	-	(150.3)	(2.6)	-	(152.9)	(100.9)
Disposals	67.4	484.0	172.7	-	724.17	184.2
Transfer to other asset categories	8.5	405.2	(231.1)	-	182.6	200.7
Other (1)	(12.7)	(58.4)	4.1	-	(67.0)	(475.6)
Closing balance	(1,364.0)	(6,433.3)	(1,618.4)	-	(9,415.8)	(9,271.3)
Carrying amount:
December 31, 2008	1,771.6	3,484.2	727.3	612.1	6,595.1	6,595.1
December 31, 2009	1,643.3	3,295.6	692.1	1,401.4	7,032.3	-

(1) In 2009, includes monetary restatement from the application of IAS 29 on our operations in Venezuela, in the net amount of R$ 123.8, of which R$ 551.3 corresponding to the acquisition cost and R$427.5 corresponding to depreciation.
(2) Refers mainly to returnable packaging losses.

Goodwill

On December 31, 2010, goodwill totaled R$ 17,441.8 million, compared to R$ 17,527.5 million on December 31, 2009. This variation resulted in a net decrease of R$ 85.7 million, or 0.5%, and is shown in the following table:

As at December 31, 2009	17,527.5
Effect of changes in foreign exchange	(85.7)

As at December 31, 2010	17,441.8

Intangible assets

On December 31, 2010, intangible assets totaled R$ 1,823.2 million, compared to R$ 1,932.6 million on December 31, 2009. This variation, that resulted in a net decrease of R$ 109.4 million, or 5.7%, is due mainly to the devaluation of the intangible assets in Brazilian reais, in the amount of R$ 92.4 million, due to the valuation of the Brazilian real against the investees functional currencies.

Trade and other receivables

On December 31, 2010, trade and other receivables totaled R$ 5,926.2 million, compared to R$ 5,741.8 million on December 31, 2009. The increase of R$ 184.4 million, or 3.2% is due mainly to the use of R$ 351.0 million in tax credits during 2010, as shown in the following table:

(in millions of Brazilian reais)	2010	2009
Non-current
Trade receivables	2.3	18.2
Cash deposits for guarantees	550.4	497.8
Tax credits	931.8	1,282.8

Derivatives with positive fair value	220.8
Taxes receivable	331.1	225.7
Other receivables	95.6	64.8
	2,132.0	2,089.3

Current	2010	2009
Trade receivables	1,839.7	1,771.3
Interest receivable	159.8	52.5
Taxes receivable	415.7	317.3
Derivatives with positive fair value	731.6	975.6
Prepaid marketing expenses	494.2	365.9
Other receivables	153.1	169.9
	3,794.1	3,652.5

Inventories

On December 31, 2010, inventories totaled R$ 1,905.2 million, compared to R$ 1,488.1 million on December 31, 2009. The increase of R$ 417.1 million or 28.0% is due mainly to the increase in inventories of raw materials and consumables in 2010, to support the expected demand, as shown in the following table:

(in millions of Brazilian reais)	2010	2008
Prepayments	208.7	102.6
Raw material and consumables	1,195.0	918.6
Work in progress	102.0	106.2
Finished goods	389.5	339.1
Goods purchased for resale	10.0	21.6
	1,905.2	1,488.1

Taxes receivable

On December 31, 2010, taxes receivable totaled R$ 181.2 million, compared to R$ 986.2 million on December 31, 2009. This reduction can be explained mainly by the use of credits and net presentation of amounts payable.

Cash and Cash Equivalents

Cash and cash equivalents totaled R$ 5,909.3 million on December 31, 2010, compared to R$ 4,042.9 million on December 31, 2009. The increase of R$1,866.4 million or 46.2%, is due mainly to the operating cash flow generation in 2010, that increased by 15.7%, compared to 2009.

Liabilities

Equity

On December 31, 2010, the equity totaled R$ 24,361.9 million, compared to R$ 22,017.4 million on December 31, 2009. The increase of R$ 2,344.5 million or 10.6% is due mainly to the net profits for the 2010 Fiscal Year, in the amount of R$ 7,561.4 million, which were partially offset by the distribution of dividends in the amount of R$ 5,079.4.

Interest-bearing loans and borrowings

Current and non-current loans and financing totaled R$6,770.4 million on December 31, 2010, against R$7,261.3 million on December 31, 2009. The reduction of R$490.9 million (6.8%) in gross debt recorded in the year ended December 31, 2010 can be explained essentially by fund raising activities developed in Brazil which secured proceeds of R$667.7 million Finem UMBNDES, Finem URTJLP, Agribusiness Credit and EGF credit facilities, plus R$200,000 from a bank bill of credit. Subsidiaries also managed to raise the amount of R$50,996 in Hila-ex, and another R$121,562 in Latin America South. Loan settlements in Brazil amounted to R$(385.0) million applied to facilities extended by the BNDES, Agribusiness Credit and EGF. Settlements made by subsidiaries amounted to R$(204.1) million in Hila-ex, R$(254.6) million in Latin America South, and R$(424.4) million at Labatt.

The total volume of loan transactions was also affected by a reduction in the year of R$(152.9) million in connection with exchange rate variations and variation of the fair value of 2011, 2013, and 2017 bonds, and a variation of fair value of loans related to tax breaks in the amount of R$(43.0) million.

Taxes payables

On December 31, 2010, the taxes payables totaled R$ 701.7 million, compared to R$ 1,295.9 million on December 31, 2009. The reduction of R$594,2 (45.9%) can be explained mainly by the use of credits and net presentation of amounts payable.

Deferred tax (assets and liabilities)

On December 31, 2010, the deferred tax (assets and liabilities) totaled R$ 540.9 million, compared to R$ 866.3 million on December 31, 2009. The reduction of R$ 352.2 million, or 37.5%, is shown in the following tables, which present the deferred tax broken down by temporary difference source.

(in millions of Brazilian reais)		2010
	Assets	Liabilities	Net
Property, plant and equipment	2.3	(184.4)	(182.1)
Intangible assets	7.2	(360.5)	(353.3)
Goodwill	115.6	-	115.6
Inventories	12.6	-	12.6
Financial investments	6.0	-	6.0
Trade and other receivables	25.7	-	25.7
Interest-bearing loans and borrowings	-	(35.8)	(35.8)
Employee benefits	329.5	(0.3)	329.2
Provisions	278.3	(0.2)	278.1
Derivatives	142.6	-	142.6
Other items	-	(171.3)	(171.3)
Loss carry forwards	373.6	-	373.6
Gross deferred tax assets / (liabilities)	1,293.4	(752.5)	540.9
Netting by taxable entity	(203.7)	203.7	-
Net deferred tax assets / (liabilities)	1,089.7	(548.8)	540.9

(in millions of Brazilian reais)		2009
	Assets	Liabilities	Net
Property, plant and equipment	3.6	(209.9)	(206.4)
Intangible assets	22.1	(399.7)	(377.6)
Goodwill	155.1	-	155.1
Inventories	10.2	(2.2)	8.0
Trade and other receivables	23.2	-	23.2
Interest-bearing loans and borrowings	1.8	(97.5)	(95.7)
Employee benefits	332.6	(39.8)	292.8
Provisions	426.3	(4.2)	422.1
Derivatives	174.9	-	174.9
Other items	59.7	(116.6)	(56.9)

Loss carry forwards	526.9	-	526.9
Gross deferred tax assets / (liabilities)	1,736.2	(869.8)	866.3
Netting by taxable entity	(367.6)	367.6	-
Net deferred tax assets / (liabilities)	1,368.5	(502.2)	866.3

Balance Sheet for the year ended December 31, 2009 compared to 2008

Assets

Property, Plant and Equipment

On December 31, 2009, property, plant and equipment totaled R$ 6,595.1 million, compared to R$ 7,304.6 million on December 31, 2008.

The variation, resulted in a net decrease of R$ 709.5 million, or 9.7%, is shown in the following table:

(Expressed in millions of Brazilian			2009			2008
reais)			Fixtures
	Land and	Plant and	and	Under
	buildings	equipment	fittings	construction	Total	Total
Acquisition cost
Balance at end of previous year	3,280.2	9,982.1	1,984.8	796.0	16,043.1	13,770.6
Effect of movements in foreign exchange	(355.3)	(1,104.2)	(141.5)	(86.8)	(1,687.7)	1,055.5
Acquisition through business combinations	7.2	8.3	1.6	-	17.0	-
Acquisitions	6.1	209.7	51.5	1,039.8	1,307.1	1,783.1
Disposals	(35.0)	(100.4)	(109.0)	(0.7)	(245.2)	(367.5)
Transfer to other asset categories	130.9	597.9	199.2	(1,145.0)	(217.0)	(232.8)
Other (i)	118.1	488.0	34.1	8.8	649.0	34.2
Balance at end of year	3,152.2	10,081.4	2,020.7	612.1	15,866.3	16,043.1

Depreciation and Impairment
Balance at end of previous year	(1,283.5)	(6,188.3)	(1,266.6)	-	(8,738.5)	(7,723.0)
Effect of movements in foreign exchange	93.6	590.4	83.8	-	767.8	(433.6)
Depreciation	(111.1)	(775.1)	(222.8)	-	(1,109.0)	(1,015.0)
Acquisition through business combinations	-	-	-	-	-	-
Impairment losses(ii)	-	(100.9)	-	-	(100.9)	(99.2)
Disposals	4.1	79.9	100.2	-	184,2	324.8
Transfer to other asset categories	(0.3)	198.0	3.0	-	200.7	207.5
Other (i)	(83.4)	(401.2)	9.0	-	(475.6)	-
Balance at end of year	(1,380.6)	(6,597.2)	(1,293.4)	-	(9,271.3)	(8,738.5)
Carrying amount:
December 31, 2008	1,996.7	3,793.8	718.2	796.0	7,304.6	7,304.6
December 31, 2009	1,771.6	3,484.2	727.3	612.1	6,595.1	-

(1) In 2009, includes monetary restatement from the application of IAS 29 on our operations in Venezuela, in the net amount of R$ 123.8, of which R$ 551.3 corresponding to the acquisition cost and R$427.5 corresponding to depreciation.
(2) Refers mainly to returnable packaging losses.

Goodwill

On December 31, 2009, goodwill totaled R$ 17,527.5 million, compared to R$ 17,912.4 million on December 31, 2008. The variation, resulted in a net decrease of R$ 384.9 million, or 2.1%, is shown in the following table:

Balance at end of previous year	17,912.4
Effect of movements in foreign exchange	(535.8)
Acquisitions through business combinations and of non-controlling interests(i)	150.9
Balance at end of year	17,527.5

(i) The most relevant acquisitions that occurred in 2009 were the acquisition of the total minorities interests in AmBev Dominicana and AmBev Company S.A. (parent company of Compañía Cervecera AmBevPerú S.A.C.). These transactions generated a goodwill equivalent to R$ 96.5 and R$ 34.3, respectively, at the acquisition date.

Intangible assets

On December 31, 2009, intangible assets totaled R$ 1,932.6 million, compared to R$ 2,492.9 million on December 31, 2008. This variation, that resulted in a net decrease of R$ 560.3 million, or 22.5%, is due mainly to the devaluation of the intangible assets in Brazilian reais, in the amount of R$ 568.1 million, due to the valuation of the Brazilian real against the investee´s functional currencies.

Trade and other receivables

On December 31, 2009, trade and other receivables totaled R$ 5,741.8 million, compared to R$ 6,052.9 million on December 31, 2008. The decrease of R$ 311.1 million, or 5.1% is due mainly to the use of R$ 351.0 million in tax credits during 2009, as shown in the following table:

(in millions of Brazilian reais)	2009	2008
Non-current
Trade receivables	18.2	17.4
Cash deposits for guarantees	497.8	547.6
Tax credits	1,282.8	1,633.8
Taxes receivable	225.7	340.4
Other receivables	64.8	85.0
	2,089.3	2,624.2

Current	2009	2008
Trade receivables	1,771.3	1,832.6
Interest receivable	52.5	40.1
Taxes receivable	317.3	316.7
Derivative financial instruments with positive fair
value	975.6	819.4
Prepaid expenses	365.9	322.0
Other receivables	169.9	97.9
	3,652.5	3,428.7

Inventories

On December 31, 2009, inventories totaled R$ 1,488.1 million, compared to R$ 2,018.1 million on December 31, 2008. The reduction of R$ 530.0 million or 26.3% is due mainly to the decrease in inventories of raw materials and consumables in 2009, as shown in the following table:

(Expressed in millions of Brazilian reais)	2009	2008
Prepayments	102.6	195.4
Raw material and consumables	918.6	1,275.9

Work in progress	106.2	113.4
Finished goods	339.1	403.7
Goods purchased for resale	21.6	29.6
	1,488.1	2,018.0

Taxes receivable

On December 31, 2009, taxes receivable totaled R$ 986.2 million, compared to R$ 479.7 million on December 31, 2008. The variation of R$ 506.5 million, or 105.6%, is due mainly to: (i) the increase of R$ 314.5 million in anticipated income tax and social security in Brazil, compared to the anticipations made in 2008; and (ii) tax credits reclassification, in the amount of R$ 229.0 million, that were classified as receivables under non-current assets and has been transferred to current taxes receivables.

Cash and Cash Equivalents

The cash and cash equivalents totaled R$ 4,042.9 million on December 31, 2009, compared to R$ 3,298.9 million on December 31, 2008. The increase of R$ 744.0 million or 22.6%, is due mainly to the operating cash flow generation in 2009, that increased in 23.7%, compared to 2008.

Liabilities

Equity

On December 31, 2009, the equity totaled R$ 22,017.4 million, compared to R$ 20,787.5 million on December 31, 2008. The increase of R$ 1,229.9 million or 5.9% is due mainly to the net profits for the 2009 Fiscal Year, in the amount of R$ 5,986.1 million, which were partially offset by the distribution of dividends in the amount of R$ 3,301.7 million and the devaluation of investments in Brazilian Reais in the amount of R$ 1,544.2 million, due to the valuation of the Brazilian real against the investee’s functional currencies.

Interest-bearing loans and borrowings

The current and non-current interest-bearing loans and borrowings totaled R$ 7,261.3 million on December 31, 2009, compared to R$ 10,657.8 million on December 31, 2008. The reduction of R$ 3,396.6 million, or 31.9% in the gross indebtedness for the year ended December 31, 2009 is due mainly to the payment of: (i) the Promissory Note issued on April 15, 2008 in the amount of R$ 1,500.00 million, which matured on April 13, 2009; (ii) the debenture issued on July 1, 2006 in the amount of R$ 817.1, which matured on July 1, 2009; and (iii) the Agroindustrial Credit with Brazil’s National Social and Economic Development Bank (BNDES), the first of which was released on March 30, 2007, in the amount of R$ 200.0 million, with a drawdown deadline of March 30, 2009 and the second released on June 27, 2007, in the amount of R$ 165.0 million, with a released value of R$ 100.0 million and an amortized value of R$ 65.0 million, with a drawdown deadline of April 27, 2009.

The remaining reduction in the indebtedness was due to foreign exchange variation gains on debts in US dollars and losses arising from the adjustment to market value of hedge accounting debts.

Taxes payables

On December 31, 2009, the taxes payables totaled R$ 1,295.9 million, compared to R$ 680.8 million on December 31, 2008. The increase of R$ 615.1, or 90.3%, was due mainly to the increase in the taxable profits in 2009, compared to 2008.

Deferred tax (assets and liabilities)

On December 31, 2009, the deferred tax (assets and liabilities) totaled R$ 866.3 million, compared to R$ 996.6 million on December 31, 2008. The reduction of R$ 130.3 million, or 13.1%, is shown in the following tables, which present the deferred tax broken down by temporary difference source:

(in millions of Brazilian reais)		2009
	Assets	Liabilities	Net
Property, plant and equipment	3.6	(209.9)	(206.4)
Intangible assets	22.1	(399.7)	(377.6)
Goodwill	155.1	-	155.1
Inventories	10.2	(2.2)	8.0
Trade and other receivables	23.2	-	23.2
Interest-bearing loans and borrowings	1.8	(97.5)	(95.7)
Employee benefits	332.6	(39.8)	292.8
Provisions	426.3	(4.2)	422.1
Derivatives	174.9	-	174.9
Other items	59.7	(116.6)	(56.9)
Loss carryforwards	526.9	-	526.9
Gross deferred tax assets / (liabilities)	1,736.2	(869.8)	866.3
Netting by taxable entity	(367.6)	367.6	-
Net deferred tax assets / (liabilities)	1,368.5	(502.2)	866.3

(in millions of Brazilian reais)		2008
	Assets	Liabilities	Net
Property, plant and equipment	13.6	(245.9)	(232.3)
Intangible assets	38.4	(560.9)	(522.5)
Goodwill	198.4	-	198.4
Inventories	13.6	(17.8)	(4.2)
Other investments	0.3	(9.5)	(9.2)
Trade and other receivables	27.6	-	27.6
Interest-bearing loans and borrowings	98.0	(270.1)	(172.1)
Employee benefits	401.8	(4.5)	397.3
Provisions	421.7	-	421.7
Derivatives	20.6	(68.5)	(47.9)
Other items	89.8	(113.7)	(23.9)
Loss carry forwards	963.7	-	963.7
Gross deferred tax assets / (liabilities)	2,287.5	(1,290.9)	996.6
Netting by taxable entity	(469.7)	469.7	-
Net deferred tax assets / (liabilities)	1,817.8	(821.2)	996.6

CASH FLOW

(in millions of Brazilian reais)			December 31,
Cash flow	2010	2009	2008
from operating activities	10,062.8	8,697.1	7,032.6
from investing activities	(3,174.2)	(1,551.8)	(2,214.1)
from financing activities	(4.861.6)	(5,929.0)	(4,005.8)
Total	2,027.0	1,216.3	812.7

Year-on-year comparison of cash flows for the year ended December 31, 2010

OPERATING ACTIVITIES

The Company's cash flow from operating activities increased 15.7% to R$10,062.8 million in the year ended December 31, 2010, against R$8,697.1 million in the same period of 2009. This variation can be explained mainly on account of additional R$1,039.6 million in cash generated by the Company's operations, and by reduced net interest expenses in the amount of R$638.8 million, which were partially offset by higher income tax payments made throughout the year in the amount of R$312.6 million.

INVESTMENT ACTIVITIES

Cash flow applied to investment activities of the Company in the year ended December 31, 2010 amounted to R$3,174.2 million against R$1,551.9 million in the same period of 2009. This variation was driven mainly by short-term investments in government bonds (fixed income) in the amount of R$1,067.5 million, and other investments in capacity expansion, purchase of commercial assets and building of new production plants in the total amount of R$2,286.8 million, thus representing a year-on-year increase of R$848.0 million.

FINANCING ACTIVITIES

Cash flow applied to financing activities of the Company in the year ended December 31, 2010 amounted to R$4,861.6 million against R$5,929.0 million in the same period of 2009. The reduction of R$1,067.4 million relates mainly to an increase of dividends paid in the amount of R$1,470.3 million in 2009, which were partially offset by less loan settlements in 2010 in comparison to 2009 figures. The variation in loan settlements in the amount of R$2,527.0 million can be explained by the repayment of (i) the promissory note issued April 15, 2008 in the amount of R$1,500.0 million and falling due on April 13, 2009, and (ii) a debenture issued July 1, 2006, in the amount of: R$817.1 million, falling due on July 1, 2009.

Cash flow for the Fiscal Year Ended December 31, 2009 compared to 2008

OPERATING ACTIVITIES

The cash flow form operating activities increased 23.7%, reaching R$ 8,697.1 million for the Fiscal Year ended December 31, 2009, compared to R$ 7,032.6 million for the same period in 2008. This variation was due mainly to an increase of R$ 1,020.6 million in the Company’s cash generated from operations, together with a decrease of R$ 766.0 million in income tax paid out during the year, partially offset by the increase in interest paid, in the amount of R$ 188.2 million, during the Fiscal Year.

INVESTING ACTIVITIES

The cash flow from investing activities of the Company for the Fiscal Year ended December 31, 2009 totaled R$ 1,551.8 million, compared to R$ 2,214.1 million for the same period in 2008. The variation was due mainly to the reduction in the amounts expended in acquisition of subsidiaries, which was R$ 602.0 million higher in 2008, because of the acquisition of Latin America South (LAS) minorities, compared to the amount allocated to acquisitions of subsidiaries in 2009.

FINANCING ACTIVITIES

The cash flow from financing activities during the Fiscal Year ended December 31, 2009 totaled R$ 5,929.0 million compared to the R$ 4,005.8 million for the same period in 2008. The variation of R$ 1,923.2 million is due mainly to the increase in the settlement of interest-bearing loans and borrowings during 2009, compared to 2008, in the amount of R$ 2,765.7 million, explained mainly by the payment of: (i) the Promissory Notes issued on April 15, 2008 in the amount of R$ 1,500.0 million, which matured on April 13, 2009; (ii) the debenture issued on July 1, 2006 in the amount of R$ 817.1, which matured on July 1, 2009; and (iii) the Agroindustrial Credit with Brazil’s National Social and Economic Development Bank (BNDES), the first of which was released on March 30, 2007, in the amount of R$ 200.0 million, with a drawdown deadline of March 30, 2009 and the second released on June 27, 2007, in the amount of R$ 165.0 million, with a released value of R$ 100.0 million and an amortized value of R$ 65.0 million, with a drawdown deadline of April 27, 2009 and the proceeds in the amount of R$ 319.6 million related to BNDES contracts. This variation was partially offset by lower buybacks of treasury shares during the same period, in the amount of R$ 635.0 million in 2008.

2. Comments from the Directors:

a) operating earnings of the Company

Description of any important components in the income

The income of the Company and its subsidiaries are brought in mainly through sales of beers, carbonated soft drinks and non-carbonated and non-alcoholic beverages, through the operations described in Section 1 above. To a lesser extent, the Company also brings in income through the sale of malt and by-products deriving from its operations.

The demand for products is related mainly to available consumer income, price and climate in the countries where the Company and its subsidiaries operate.

Factors that materially affect the operating earnings

Positive macroeconomic foundations in Brazil continued to support the beer industry growth in Brazil, while the success of our innovations has driven the market share gains. The cost of sales in Brazil was adversely affected mainly by higher costs imposed by currency hedges and aluminum can imports. Additional factors that contributed to our increased expenses were the investments made in innovation and World Cup related marketing initiatives, and also increased logistics costs. The soft drink and non-alcoholic beverage business also performed well as a result of higher sales driven by general industry growth, however adversely affected by higher sugar prices and U.S. dollar exchange rates.

In the HILA-Ex region, devaluation of the Venezuelan Bolivar affected the cost of sales.

Our Latin America South operations took advantage of the regional beer industry growth, and the relevant market share either remained stable or improved in all countries. Soft drink operations were adversely affected by reduced industry sales in Argentina and higher sugar prices.

In Canada, weak industry performance and promotional activities affected sales and total revenues.

In 2009 Brazil positive macroeconomic circumstances driven by increased disposable income levels, good weather and temperature conditions and later Carnival celebrations boosted the beer and CSD&NANC industry. Market share gains in the beer industry driven by innovation- and CSD&NANC-based activities contributed also to increase our revenues despite the significant impact caused by increased taxes in the country.

In 2009 Latin America South was affected by a weakly-performing industry, and so was Canada where the global economic crisis and a 0.3% reduction in industry activity, the first retraction in nine years, reflected more significantly on the Company's bottom lines.

The increase in the provision for variable compensation adversely affected Sales and Marketing and Administrative Expenses in 2009.

In 2008, a cold, rainy climate, earlier Carnival celebrations, the pressure exerted on consumer income by food price inflation and a more aggressive price-related stance of our competitors all led to an adverse impact on the Company's beer business in Brazil, thus resulting in an increase in sales of only 0.2% and in margin reduction. At the same time, the CSD&NANC business grew 2.8% in terms of sales on account of well-performing innovations introduced by the Company. These initiatives resulted in market share gains, as well as in good price and, specially, cost performances.

In Latin America South, a well-performing industry, market share gains, efficient revenue management and significant fixed cost savings all led to a 10.4% increase in sales, plus a 32.8% EBITDA increase and expansion of the EBITDA margin by 110 base points.

Our EBITDA remained stable in North America, despite strong pressures exerted by production costs. A good revenue management coupled to fixed cost reduction initiatives and efficiency gains experienced in the year supported our continued EBITDA levels and the market share gains achieved.

b) variations in income assignable to modifications in prices, foreign exchange rates, inflation, alterations to volumes and the introduction of new products and services

Net sales — Comparison between figures as of December 31, 2010 and 2009

Net sales increased 8.8% to R$25,233.3 million in the year ended December 31, 2010, against R$23,194.0 in 2009.

			Net Sales
		Year ended December 31,
	2010		2009		% variation
		In millions of reais, except percentages
Latin America North	17,710.5	70.2%	15,414.2	66.5%	14.9%
Brazil	17,146.5	68.0%	14,632.1	63.1%	17.2%
Beer Brazil(1)	14,279.3	56.6%	12,064.7	52.0%	18.4%
CSD&NANC(2)	2,867.3	11.4%	2,567.4	11.1%	11.7%
HILA-ex(3)	564.0	2.2%	782.1	3.4%	(27.9)%
Latin America South	3,857.3	15.3%	3,826.5	16.5%	0.8%
Canada	3,665.6	14.5%	3,953.3	17.0%	(7.3)%
Company consolidated	25,233.3	100.0%	23,194.0	100.0%	8.8%

(1) Company's beer operations in Brazil.
(2) Carbonated and non-alcoholic, non-carbonated drinks.
(3) Company's beer and soft drink operations in Hispanic Latin America, except Latin America South operations (LAS).

			Sales volumes
			Year ended December 31,
		2010	2009		%variation
		(in thousand hectoliters, except percentages)
Latin America North	120,056.6	72.7%	109,796.1	71.0%	9.3%
Brazil	113,725.6	68.9%	103,397.8	66.8%	10.0%
Beer Brazil(1)	84,475.6	51.2%	76,277.6	49.3%	10.7%
CSD&NANC(2)	29,250.0	17.7%	27,120.3	17.5%	7.9%
HILA-ex(3)	6,331.0	3.8%	6,398.2	4.1%	(1.1)%
Latin America South	33,854.3	20.5%	33,318.7	21.5%	1.6%
Canada	11,231.6	6.8%	11,607.5	7.5%	(3.2)%
Company consolidated	165,142.5	100.0%	154,722.3	100.0%	6.7%

(1) Company's beer operations in Brazil.
(2) Carbonated and non-alcoholic, non-carbonated drinks.
(3) Company's beer and soft drink operations in Hispanic Latin America, except Latin America South operations (LAS).

	Net revenue per hectoliter Year ended December 31,
	2010	2009	% variation
	(In reais, except percentages)
Latin America North	147.5	140.4	5.1%
Brazil	150.8	141.5	6.5%
Beer Brazil(1)	169.0	158.2	6.9%
CSD&NANC(2)	98.0	94.7	3.5%
HILA-ex(3)	89.1	122.2	(27.1)%
Latin America South	113.9	114.8	(0.8)%
Canada	326.4	340.6	(4.2)%
Company consolidated	152.8	149.9	1.9%

(1) Company's beer operations in Brazil.
(2) Carbonated and non-alcoholic, non-carbonated drinks.
(3) Company's beer and soft drink operations in Hispanic Latin America, except Latin America South operations (LAS).

Latin America North operations Brazilian operations

The Company's net sales of its Brazilian operations increased 17.2% to R$17,146.5 million in the year ended December 31, 2010, against R$14,632.1 in 2009.

Beer Brazil. Net revenues in Beer Brazil increased 18.4% to R$14,279.3 million in the year ended December 31, 2010, against R$12,064.7 in 2009. The main drivers of this performance were: (i) a 10.7% increase in sales, which reflects a stronger industry compared to preceding years (due mainly to increased consumer income levels and the positive impact of our market share gains as a result of product innovation initiatives); (ii) a 6.9% increase in the revenue per hectoliter, which reached R$169.0. This increase was a result of price increases to consistently match determined inflation, combined to a lesser relative increase in taxes per hectoliter.

Carbonated Soft Drinks and Non-Alcoholic Non-Carbonated Beverages. Net sales increased 11.7% to R$2,867.3 million in the year ended December 31, 2010, against R$2,567.4 in 2009. The main drivers of this performance were: (i) a 7.9% increase in sales, driven by general industry expansion; (ii) a 3.5% increase in the revenue per hectoliter, which reached R$98.0. This increase was positively affected by price rearrangements throughout 2010.

HILA-Ex

The Company's operations in the HILA-Ex operations, recorded a 27.9% decrease in net revenues and accrued R$564.0 million in 2010. The main driver for this reduction in revenues was a de-consolidation of our operations in Venezuela in the fourth quarter of 2010, and the accrued devaluation of the Venezuelan currency in the year. Organically, HILA-Ex revenues increased 14.9% on account of increased sales and prices.

Latin America South operations

Net sales in Latin America South (LAS) increased 0.8% to R$3,857.3 million in 2010, against the R$3.826,5 million recorded in 2009. The main reason for this weak revenue performance was a devaluation of the Argentinian currency against the Brazilian real, thus offsetting the organic 15.2% growth in the revenue per hectoliter, which reached R$113,9.

Canada operations

The operations of the Labatt Brewing Company Limited in North America contributed with R$3,665.6 million to our Company's consolidated revenues in 2010, a year-on-year reduction of 7.3%. This performance reflects a 4.2% drop in the revenue per hectoliter on account of strong promotional activity in the Canadian market coupled to an industry slowdown and loss of market share, all of which contributed to a 3.2% reduction in the company's sales.

Net sales — Comparison between figures as of December 31, 2009 and 2008

Net sales increased 12.0% to R$23,194.0 million in the year ended December 31, 2009, against R$20,713.2 in 2008.

	Net Sales Year ended December 31,

	2009		2008		% variation
		In millions of reais, except percentages
Latin America North	15,414.2	66.5%	13,671.9	66.0%	12.7%
Brazil	14,632.1	63.1%	13,058.7	63.0%	12.0%
Beer Brazil(1)	12,064.7	52.0%	10,759.5	51.9%	12.1%
CSD&NANC(2)	2,567.4	11.1%	2,299.2	11.1%	11.7%
HILA-ex(3)	782.1	3.4%	613.2	3.0%	27.5%
Latin America South	3,826.5	16.5%	3,300.4	15.9%	15.9%
Canada	3,953.3	17.0%	3,740.9	18.1%	5.7%
Company consolidated	23,194.0	100.0%	20,713.2	100.0%	12.0%

(1) Company's beer operations in Brazil.
(2) Carbonated and non-alcoholic, non-carbonated drinks.
(3) Company's beer and soft drink operations in Hispanic Latin America, except Latin America South operations (LAS).

	Sales volumes Year ended December 31,

	2009		2008		% variation
	(in thousand hectoliters, except percentages)
Latin America North	109,796.1	71.0%	101,518.0	69.1%	8.2%
Brazil	103,397.8	66.8%	95,093.9	64.7%	8.7%
Beer Brazil(1)	76,277.6	49.3%	69,960.9	47.6%	9.0%
CSD&NANC(2)	27,120.3	17.5%	25,132.9	17.1%	7.9%
HILA-ex(3)	6,398.2	4.1%	6,424.1	4.4%	(0.4)%
Latin America South	33,318.7	21.5%	33,697.8	22.9%	(1.1)%
Canada	11,607.5	7.5%	11,747.0	8.0%	(1.2)%
Company consolidated	154,722.3	100.0%	146,962.8	100.0%	5.3%

(1) Company's beer operations in Brazil.
(2) Carbonated and non-alcoholic, non-carbonated drinks.
(3) Company's beer and soft drink operations in Hispanic Latin America, except Latin America South operations (LAS).

	Net revenue per hectoliter Year ended December 31,
	2009	2008	% variation
	(In reais, except percentages)
Latin America North	140.4	134.7	4.2%
Brazil	141.5	137.3	3.1%
Beer Brazil(1)	158.2	153.8	2.9%
CSD&NANC(2)	94.7	91.5	3.5%
HILA-ex(3)	122.2	95.5	28.0%

Latin America South	114.8	97.9	17.3%
Canada	340.6	318.5	6.9%
Company consolidated	149.9	140.9	6.4%

(1) Company's beer operations in Brazil.
(2) Carbonated and non-alcoholic, non-carbonated drinks.
(3) Company's beer and soft drink operations in Hispanic Latin America, except Latin America South operations (LAS).

Latin America North operations Brazilian operations

The Company's net sales of its Brazilian operations increased 12.0% to R$14,632.1 million in the year ended December 31, 2009, against R$13,058.7 in 2008.

Beer Brazil. Net beer sales revenues in Brazil increased 12.1% to R$12,064.7 million in the year ended December 31, 2009, against R$10,759.5 in 2008. The main drivers of this performance were: (i) an organic 9.9% increase in sales, which reflects a stronger industry compared to preceding years (due mainly to increased consumer income levels and the positive impact of our market share gains as a result of product innovation initiatives); (ii) an organic 2.4% increase in the revenue per hectoliter, which reached R$158.2. This performance resulted from price increases seen in 2009, and was partially offset by a tax increase effective January of the same year.

Carbonated Soft Drinks and Non-Alcoholic Non-Carbonated Beverages. Net sales increased 11.7% to R$2,567.4 million in the year ended December 31, 2009, against R$2.299,2 million in 2008. The main drivers of this performance were: (i) an organic 8.1% increase in sales, driven by general market expansion; (ii) a 3.5% increase in the revenue per hectoliter, which reached R$94.7. This increase was positively affected by price increases implemented throughout 2009 and partially offset by a tax increase effective January of the preceding year.

HILA-Ex

The Company's operations in the HILA-Ex operations, recorded a 27.5% increase in net revenues and accrued R$782.1 million in 2009. The main reason for this revenue performance was the increase in the revenue per hectoliter on account of price restatements.

Latin America South operations

Net sales in Latin America South (LAS) increased 15.9% to R$3.826,5 million in 2009, against the R$3,300.4 million recorded in 2008. This revenue performance can be explained mainly by an organic 19.5% increase in the revenue per hectoliter, which reached R$114.8. This increase resulted from price restatements and revenue management initiatives, combined with a solid performance of the Company's premium brands, despite organic reductions of 1.6% and 7.4% in the sales of beer and carbonated and non-alcoholic, non-carbonated drinks, respectively. Considered in the aggregate, sales of beer and carbonated and non-alcoholic, non-carbonated drinks dropped organically by 3.9%.

Canada operations

The operations of the Labatt Brewing Company Limited in North America contributed with R$3,953.3 million to our Company's consolidated revenues, a year-on-year increase of 5.7%. This performance can be explained by a 6.9% increase in the revenue per hectoliter due to price increases, however affected by a 1.2% reduction in sales effected in the Canadian market on account of a general beer industry slowdown and loss of market share.

c) impact of inflation, price variations for main inputs and products, foreign exchange and interest rates on the operating earnings and financial earnings of the Company

One of the main drivers of increased cost of sales in our Brazilian operations for the year ended December 31, 2010 relates to higher hedge rates of Brazilian real against the U.S. This difference in hedge rates can be explained by the high U.S. dollar exchange rates prevailing in the first semester of 2009 (closing of the 2010 hedge transaction) compared to lower U.S. dollar exchange rates seen in the first semester of 2008 (closing of the 2009 hedge transaction). The costs recorded in the period were also affected by a shortage of aluminum cans experienced by the Brazilian market, which forced can imports at higher costs. Another significant impact on soft drink operations resulted from a strong hike in sugar prices seen in 2009, at which time the 2010 hedge transaction was closed. In the HILA-Ex region, the main cost pressure driver was the devaluation in the Venezuelan currency. Our cost performance in Latin America South was adversely affected by inflation pressures and higher malt prices, however partially offset by improved aluminum prices. In Canada, our cost performance was positively affected by the price of main raw materials such as aluminum, corn and rice.

The cost of sales recorded in the year ended December 31, 2009 for our beer operations in Brazil was positively affected by improved currency hedging compared to our 2008 hedge transactions, as well as by more favorable commodity hedge transactions. Our soft drink operations in Brazil were positively affected by reduced PET costs, however adversely affected by higher sugar hedge prices in comparison to the preceding year. Our cost performance in HILA-Ex and Latin America South was adversely affected by higher commodity prices and inflation rates, particularly in Argentina and Venezuela. Our cost performance in Canada was adversely affected by the cost of our currency hedge transactions.

The cost of sales recorded in the year ended December 31, 2008 for our beer operations in Brazil was adversely affected by higher commodity prices, specially malt and corn, however partially offset by better currency hedging relative to 2007. The performance of our soft drink operations in Brazil was positively affected by reduced sugar hedge prices as well as by more favorable currency hedging relative to 2007 hedging. Our cost performance in HILA-Ex and Latin America South was adversely affected by commodity prices and high inflation rates. Our cost performance in Canada was adversely affected by the cost of commodities.

In 2010 the net finance cost recorded expenses in the amount of R$319.4 million, a 67,5% reduction year-on-year. This result can be explained by reduced net interest expenses on account of the repayment of certain debts, and by a higher average cash and cash equivalent balance, which were partially offset by losses recorded in other financial expenses.

In 2009 the net finance cost recorded expenses in the amount of R$982.1 million, a 17.5% reduction year-on-year. This result can be explained by reduced net interest expenses on account of the repayment of certain debts, higher average cash and cash equivalents balance, and a reduction in the reference interest rate, which were partially offset by losses incurred with derivative instruments related to results of our hedge policy and interest expenses higher than in the preceding year.

Net finance cost for 2008 was an expense in the amount of R$1,190.8 million, or a 2.4% increase year-on-year. This variation can be explained mainly on account of a slight increase seen in the reference interest rate, which was partially offset by reduced tax expenses charged to financial transactions on account of revocation of the CPMF effective January 2008 and higher average cash balances compared to those recorded in 2007.

3. Relevant events and impacts on the Financial Statements and Earning of the Company:

a) introduction or divestment of operating segment
There were no introductions or divestments of segments.

b) establishing the acquisition or divestment of corporate stake

On October 20, 2010 AmBev and Cerveceria Regional S.A. completed a transaction to combine their businesses in Venezuela. As a result, Cerveceria Regional now holds a 85.0% equity interest in the new business, while AmBev holds the remaining 15.0%. AmBev's stake in the new company can increase up to 20,0% subject to the relevant agreement's terms and conditions.

On October 2, 2009, the Company the Company through its subsidiary Monthiers S.A., increased its equity in AmBev Perú from 85.62% to 100%. The AmBev Company S.A. holds 99.99% of the shares issued by its subsidiary, Compañía Cervecera AmBev Peru S.A.C.

On August 26, 2009, the Company, through its subsidiary Monthiers S.A., increased its equity interest in Compañía Cervecera AmBev Dominicana, C. por A. from 65.8% to 100%.

In March 2009, its subsidiary Latin America South (LAS) acquired from SAB Miller plc, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia, for a total amount of approximately US$ 27 million, equivalent to R$ 47 million in December 2009.

c) unusual events or transactions
There were no unusual events or transactions in the period.

4. Comments from the Directors:

a) significant changes in accounting practices

a.1) Regarding financial statements for the year ended December 31, 2010:

Consolidated and separate financial statements

To be deemed compliant with international accounting standards, separate individual financial statements prepared in accordance with the applicable Brazilian Corporate Law must satisfy also certain requirements set forth in IFRS 1. Accordingly, CPC 43 provides that in order to harmonize both accounting practices, it is necessary to implement adjustments in separate financial statements prepared by Brazilian companies so that once consolidated such statements will reproduce the same asset, liability, shareholders' equity, and net income (loss) values as would a consolidated financial statement prepared in accordance with the IFRS. Doing so requires reflecting in the separate financial statements those adjustments made when the IFRS were adopted for the purpose of preparing consolidated financial statements (see IFRS 1 – First-time Adoption of International Financial Reporting Standards). Hence, this Standard was issued covering individual and separate financial statements. Harmonization adjustments also include adjustments made on account of accelerated adoption of IFRS in preparation of consolidated statements.

The Company opted for accelerated adoption of IFRS in preparing its consolidated financial statements in accordance with CVM Statement No. 457 dated July 13, 2007, in order to ensure convergence with the standards already used by its parent company (Anheuser-Busch InBev) and to gain synergies in preparing financial submissions required by both the Comissão de Valores Mobilliários (CVM) and the Securities and Exchange Commission (SEC).

Thus, the date of the opening balance upon implementation of CPCs in individual financial statements was January 1, 2007 (same date as adopted in respect of consolidated financial statements), which period is not covered by comparative balances shown in these financial statements. For convenience purposes, we present the balances in individual financial statements as of January 1, 2009.

Below is a summary of the key adjustments made, reconciliation of net income and reconciliation of shareholders' equity :

Waived Retrospective Application of New Accounting Standards

The Company adopted the following waivers from retrospective application:

Business combinations:

As part of its transition to IFRS, in accordance with both the IFRS 3 and CPC 15 the Company chose to reclassify only business combinations concluded as of January 1, 2005.

Regarding combination transactions completed before January 1, 2005, the Company recognized at the acquisition date certain intangible assets that were previously included in goodwill.

The Company did not apply the IAS 21 and CPC 02 (Effects of variation in exchange rates) standards to business combinations effective as of January 1, 2005. Therefore, adjustments to the fair value (intangible assets) and goodwill were recognized as assets of the Company rather than of the acquired company.

For acquisitions completed after January 1, 2005, goodwill represents the portion of the acquisition cost that exceeds the interest of the Company in the net fair value of assets, liabilities, and contingent liabilities identified for the acquired company. As mentioned above, the Company did not apply the exemption provided for in IAS 21 and CPC 02 in connection with said acquisitions.

Cumulative translation differences:

Translation differences occurred before the date of transition to IFRS relative to all foreign operations was not presented as a separate component of the shareholders' equity. Thus, the cumulative translation differences for all foreign operations are deemed zero at the date of transition to IFRS.

Share-based payment transactions:

The Company applied the IFRS 2, Share-based payment, to equity instruments granted as of November 7, 2002 but not yet made effective as of January 1, 2007.

(a) Summary of amended accounting practices and impacts on the profit (loss) and shareholders' equity

The key amendments to accounting practices resulting from first-time adoption of IFRS are listed below:

(a.1) Business combinations:

According to accounting practices previously adopted in Brazil, goodwill generally constitutes the difference between the price paid and the carrying value of acquired net assets. Typically this goodwill is attributed to the difference between the carrying value and the fair value of acquired assets, or explained based on expected future profitability, and amortized over the remaining asset life or in up to ten years. Additionally, negative goodwill occurs when the carrying value of acquired assets exceeds the price paid for acquisition. Generally, this negative goodwill is not amortized but rather realized at the time the investment is disposed of.

According to the IFRS, goodwill represents the portion of the acquisition cost that exceeds the interest of the Company in the net fair value of assets, liabilities, and contingent liabilities identified for the acquired company.

According to IFRS 3/CPC 15, Business combinations, the acquiring entity must immediately recognize in its income statement any excess interest in the fair value of assets, liabilities, and contingent liabilities over the acquisition cost.

As mentioned elsewhere, the Company decided to remeasure only business acquisitions occurred on, or after, January 1, 2005, in accordance with the business combination exemption set out in IFRS 1.

The following business combination transactions completed after January 1, 2005 resulted in differences between BRGAAP and IFRS on the date of initial adoption:

• Quinsa operation

As an integrated transaction (already anticipated in the 2003 agreement), on April 13, 2006 AmBev acquired the remaining stock of Quinsa held by Beverage Associates Corp. (BAC) and consequently a controlling interest in Quinsa's operations, for a total amount of R$2,738,833. Upon completion of this transaction on August 8, 2006, AmBev increased its interest on Quinsa's equity from 56.83% to 91.36%. Pursuant to a certain shareholders' agreement entered into AmBev and BAC, before April 13, 2006 each held a 50% interest in the operations of Quinsa.

• Cintra operation

On March 28, 2007 the Company acquired Goldensand Comércio e Serviços Lda. (“Goldensand”), which then held 95.89% of Cintra's stock. Acting through one of its subsidiaries, the Company also acquired an additional 4.11% of Cintra's stock. As a result, the Company held a 100% interest on Cintra's equity.

On June 20, 2008 Cintra had its corporate name changed to Londrina Bebidas Ltda.

(a.2) Income taxation:

According to accounting practices previously adopted in Brazil, the Company recognized deferred tax assets to the extent said assets would be realizable over ten years at a maximum. Pursuant to the new accounting standard, deferred income tax is recognized at the estimated future impact of interim differences, tax losses and social contribution negative taxable bases. A deferred income tax liability is recognized for all interim tax differences, while the deferred income tax asset is recognized only to the extent taxable income is likely to exist against which the deductible interim difference can be applied. Deferred tax assets and liabilities are classified under long-term assets and liabilities, as applicable. Current tax assets and liabilities are offset where the entity has a legally enforceable right to do so and to the extent say assets and liabilities relate to taxes assessed by the same tax authority. Deferred tax assets and liabilities will also be offset to the extent the requirements applicable to offsetting current tax assets and liabilities are satisfied. The income tax relating to items recognized directly in the shareholders' equity over the current period, or in a preceding period, are recognized directly in the same account.

(a.3) Employee benefits:

Pursuant to accounting practices previously adopted in Brazil, the Company would apply CVM Resolution No. 371 to recognize liabilities arising from pension plan and other post-retirement benefits in its financial statements. Pursuant to the new accounting standard, actuarial gains and losses (defined as the difference between a plan's net assets and its projected benefit liabilities [PBL]) are treated as non-recordable amounts for balance sheet purposes and must be recognized in financial statements fully in the shareholders' equity.

(a.4) Presentation of financial statements:

Interests of non-controlling shareholders (also known as minority interests) were grouped and recognized in the shareholders' equity and no longer as a separate item above the latter.

(a.5) Earnings per share:

The purpose of this standard is to provide guidelines for determining and presenting the earnings per share in order to enhance performance benchmarking between companies over one same period, or for the same company in different periods. This standard focuses on determining the denominator that is to be applied in the calculation of the earnings per share.

(b) Key balance sheet reclassifications:

- Because they are tax credits, tax breaks related to the goodwill obtained in the InBev/AmBev transaction were reclassified from “Deferred tax assets” to “Accounts receivable and other receivables” in non-current assets.

- Assets held for sale were reclassified from non-current assets to current assets.

- Financial derivative instruments having a positive fair value (presented in Accounts receivable and other receivables) were offset against financial derivative instruments having a negative fair value (presented as Accounts payable).

(c) Key income statement reclassifications:

- Operating income and cost are now presented after “Operating income” in “Net operating income”.

- Part of “Non-operating revenues (expenses)” is now presented under “Special Items”.

- Revenues derived from sales of byproducts were reclassified under cost of sales so that the relevant net profit could be presented in this group.

- Expenditures with transportation of materials between plants and distribution centers, which were previously presented under cost of sales, were reclassified as “commercial expenses”.

The management of the Company reviewed the standards described above, which were effective January 1, 2010, and did not identified any significant impact on the consolidated financial statements prepared for the year ended. a.2) Regarding financial statements for the year ended December 31, 2009:

Financial Statements of the Parent Company –Generally Accepted Accounting Practices in Brazil -BRGAAP

The financial statements were prepared in accordance with the Brazilian General Accepted accounting practices, which comprises corporate law, the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee and the rules issued by the Brazilian Securities Commission (CVM). These accounting practices are consistent with those adopted in the financial statements for the year ended December 31, 2008.

The main change in accounting practices occurred in 2009 consists of the treatment of the amortization of the goodwill attributable to the expected future earnings. The goodwill is no longer amortized as from January 1, 2009, but is tested for impairment annually in order to evaluate whether there are any indications of reductions in the recoverable amount of the cash generation unit to which it is allocated, in compliance with CPC 4 -Intangible Assets and Deliberation Nº 553, issued by the Brazilian Securities Commission (CVM) on November 12, 2008.

Consolidated Financial Statements – International Financial Reporting Standards – IFRS

As permitted by Instruction Nº 457 issued by the Brazilian Securities Commission (CVM) on July 13, 2007 and Circular Official Communiqué CVM/SEP/Nº 004/2007 dated November 6, 2007, the consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretation of the International Financial Reporting Interpretations Committee (“IFRIC”), effective on December 31, 2009.

The main change in accounting practices in the consolidated financial statements occurred in 2009 consists of the presentation of the information by segment. Through to December 31, 2008 the Company disclosed its information by segment, as required by IAS 14 – Information by Segment, which was replaced by IFRS 8 –Operating Segments, becoming effective for Fiscal Years beginning on or as of January 1, 2009.

The IFRS 8 – Operating Segments introduced the “managerial criterion” for the presentation of information by segment. This standard requires that information on segments shall be presented on the basis of internal reports analyzed regularly by the Management of the Company in order to assess the performance of each segment and the allocation of resources to these segments. Based on the IFRS 8, the Company defined the following operating segments: (a) geographical areas consisting of Latin America North (LAN) consisting of operations in Brazil and the countries in Latin America North or HILA-ex Peru, Ecuador, Venezuela, Guatemala and the Dominican Republic; Quinsa (consisting of the operations of Quilmes Industrial (Quinsa) Société Anonyme in the Southern Cone countries- Argentina, Paraguay, Uruguay, Chile and Bolivia, with the holding company headquartered in Luxemburg) and Canada (consisting of the operations of the Labatt Brewing Company Limited in Canada); and (b) the beer and non-alcoholic beverage businesses.

b) significant effects of changes in accounting practices

b.1) Regarding financial statements for the year ended December 31, 2010:

Consolidated and separate financial statements

Separate statements:

Following is a discussion of the impact of implementing CPC43 through reconciliation of the profit and shareholders' equity, as described above:

Reconciliation of profit – previously disclosed
(in thousands of reais)

Profit – previously disclosed	5,959,937
Employee benefits	1,732
Share-based payment	11,392
Deferred income tax over CPC adjustments	77,900
Equity accounting effect	(64,911)
Profit under the CPCs	5,986,050

Reconciliation of shareholders’ equity
(in thousands of reais)

Shareholders’ Equity – previously disclosed	19,243,058
Business combinations	(1,979,893)
Employee benefits	(29,510)
Other adjustments	(6,543)
Deferred income tax over adjustments	87,710
Equity accounting effect	4,702,628
Shareholders’s Equity under the CPCs	22,017,450

Consolidated statements:

Not applicable.

c) provisos and comments presented in the Auditor’s report
None

5. Critical accounting policies of the Company:

We considered an accounting policy to be critical when it is important to our financial position an results of operations, complex estimates and judgments on the part of our Management. For a summary of all accounting practices please see Note 3 of the financial statements of the Parent Company.

Financial Statements of the Parent Company – BRGAAP

Summarized information is presented below on the critical accounting practices adopted by the Company:

Accounting Estimates

Estimates and assumptions are reviewed from time to time. Reviewed accounting estimates are recognized in the period for which the relevant estimate is reviewed, if the estimate will impact that period only, or for that current period and future periods, if the review will impact both current and future periods.

The Company believes that the policies addressing the following accounting matters reflect the most critical decisions, estimates, and judgments that are relevant for understanding its bottom-line results: business combinations, intangible assets, goodwill, impairment, provisions, stock-based payments, employee benefits, and current and deferred taxes.

The fair value of acquired identified intangible assets is determined based on an evaluation of future cash flows discounted to their present values and subsequently supported by goodwill and indefinite-life intangible asset impairment testing. These tests are carried out on a yearly basis and whenever commanded by a new triggering event in order to determine whether the carrying value will exceed the recoverable value.

The Company employs its judgment in selecting from a number of methodologies, including the discounted cash flow method, to estimate the fair value of financial instruments. These methodologies are based primarily on market conditions prevailing on the date of each balance sheet.

Actuarial assumptions are established in anticipation of future events and then used to calculate pension benefits, post-retirement benefit expenses and other liabilities. These considerations include assumptions concerning interest rates, expected return on investments in plan assets, escalation of health care costs, future wage increases, turnover rates and life expectancy considerations.

Derivative financial instruments

AmBev uses derivative instruments for the purpose of hedging against exposures related to foreign currencies, interest rates and commodity prices. AmBev's Financial Risk Management Policy forbids using financial derivative instruments for speculative purposes. Derivative instruments taken out for the purpose of hedging that fail to satisfy all hedge accounting requirements are recognized in the profit at their fair value.

Derivative instruments are initially recognized at their fair value. Fair value can be defined as the amount for which an asset may be realized, or a debt settled, between knowledgeable willing parties and in an arm's length transaction. The fair value of derivative instruments can be determined from market quotes or using pricing models that factor in prevailing market rates.

Following their initial recognition, derivative instruments are remeasured at their fair value as of the date of financial statements. Depending on the type of instrument, whether a cash flow, net investment, or fair value hedge, variations in an instrument's fair value are recognized in the shareholders' equity or income for the year.

The definitions of cash flow, net investment, or fair value hedging are applied to any instrument satisfying the accounting requirements set out in IAS 39/CPC 38, such as maintenance of required documentation and hedge effectiveness.

(i) Cash flow hedge accounting

Where a derivative financial instrument provides hedging against cash flow exposures in connection with a recognized asset or liability, foreign currency exposures in connection with a firm commitment, or exposures related to a very likely forecasted transaction, the effective portion of any result (whether a gain or loss) arising from the derivative financial instrument is recognized directly in the shareholders' equity (hedge reserves).

When a commitment in foreign currency or the forecasted transaction result in recognition of a non-financial asset, or of a non-financial liability, the cumulative gains or losses are removed from the shareholders' equity and included in the initial measurement of the asset or liability. Where the hedging transaction relates to financial assets or liabilities, cumulative gains or losses are reclassified from the shareholders' equity to the income statement for the same period in which the relevant exposure (hedge target) bears impact on the income statement (for example, when a variable interest expense is recognized). The effective portion of any gain or loss is immediately recognized in the income statement for the period.

Where a hedge instrument or relationship is terminated but the forecasted transaction is nevertheless expected to occur, any cumulative gains or losses (at that time) will remain in the shareholders' equity and be reclassified in accordance with the practice described above when the hedge transaction takes place. If the hedged transaction is no longer likely to occur, the cumulative gains or losses recognized in the shareholders' equity will be immediately recognized in the income statement.

(ii) Net investment hedge accounting

Hedging transactions involving net investments in foreign operations, including any hedge of monetary items accounted for as part of the net investment, are accounted for in a manner similar to that applicable to cash flow hedging. Any gains or losses with the hedge instrument related to the effective portion of the transaction are recognized directly in the shareholders' equity in other comprehensive income, while any gains or losses related to the ineffective portion are recognized in the profit. When the foreign operations are disposed of, the cumulative amount of any gains or losses recognized directly in the shareholders' equity is carried to the net income. For further details on this topic, please see note 29 – Exposures arising from financial instruments.

(iii) Fair value hedge accounting

Where a financial instrument provides hedging against exposures in connection with variations in the fair value of a recognized asset or liability, any result (whether a gain or loss) arising from said instrument is recognized in the income statement. The hedged item is also recognized at its fair value relative to the hedged exposure, and any gain or loss is recognized in the income statement. The Company ceases to account for the fair value hedge transaction when the hedge target expires, is sold, terminated or exercised.

Intangible assets

The intangible assets are presented at acquisition cost, consisting mainly of goodwill and market assets held by former resellers and acquired by the Company. When applicable, amortization is calculated by the linear method at the annual rates mentioned in Note 16 of the financial statements.

The goodwill on investments, attributable to the cost of property, plant and equipment, is amortized on the basis of the expected useful life of the property, plant and equipment of the subsidiary company, while the goodwill assigned to the expected future earnings is no longer amortized since January 1, 2009, but is rather tested for impairment annually in order to determine whether there are any indications of a reduction in recoverable amount of the cash flow generation unit it was allocated to.

Provisions for Contingencies

The provision for contingencies is established at restated values for labor, tax, civil and commercial issues under discussion before the Courts or at the administrative sphere, based on the estimated losses established by the internal and external legal advised of the Company, for cases in which these losses are evaluated as probable.

Tax reductions obtained on the basis of Court decisions resulting from suits filed by the Company against the tax authorities are provided for until they are assured through a favorable decision awarded to the Company.

Income Tax and Social Contribution

Income tax and social contribution are calculated at the rates established in the applicable tax law. The charges for income tax and social contribution are recognized on an accrual basis, with the addition of deferred income tax calculated on temporary differences between the accounting and taxable basis for the assets and liabilities.

Deferred tax assets and liabilities are offset where a legal enforceable right to offset current tax assets and liabilities exists, and if they relate to taxes assessed by the same tax authority on the same taxable entity, or different tax entities which intend to either settle current tax assets and liabilities on a net basis or realize the asset and settle the liability at the same time.

Deferred tax assets are recognized only to the extent any future taxable income is likely to occur. Deferred income tax assets are reduced to the extent no future taxable income is likely to occur.

Employee benefits

Post-employment benefits include pension benefits managed by the Instituto AmBev de Previdência Privada (IAPP), as well as health and dental insurance plans managed by Fundação Zerrener. In addition to the foregoing, the Company sponsors defined-benefit and defined-contribution plans for employees of businesses located in Brazil, Dominican Republic, Argentina, Bolivia and Canada. Pension plans are typically funded with contributions made by both the Company and the employee, taking into account recommendations made by independent professional actuaries. Health and dental insurance plans are funded by the yield of assets owned by the Fundação, but the Company may contribute to the Fundação with a portion of its earnings, as needed. AmBev has both pension plan surpluses and deficits.

Defined contribution plans

Contributions to these plans are recognized as expenses in the period in which they are incurred.

Defined benefit plans

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of any plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the current value of the estimated future cash outflows using a discount rate equivalent to the bond rates with maturity terms similar to those of the obligation, less any past service cost not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in equity.

Where the calculated amount of a defined benefit plan liability is negative (an asset), AmBev recognizes such pension asset to the extent of any unrecognized past service costs plus any economic benefits available to AmBev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries sponsor health care benefits, reimbursement of expenses with drugs and other benefits to certain retirees, through the Zerrenner Foundation, who retired in the past. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include in some cases estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuations purposes including estimates of future cash flows or discount rates may result in different estimates of value of assets acquired and liabilities assumed.

We test our goodwill and other long-lived assets for impairment annually and whenever events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. Impairments can also occur when we decide to dispose of assets.

6. Internal controls adopted in order to ensure the preparation of reliable financial statements:

a) level of efficiency of such controls, indicating possible flaws and steps taken to correct them

The efficiency of the internal controls of the Company for the preparation and disclosure of the Financial Statements dated December 31, 2010 was based on the criteria established by model published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on these criteria, Management has completed its review of the internal controls structure and has not identified any flaws that could be rated as a material weakness in its control structure for the preparation and disclosure of the Financial Statements.

b) flaws and recommendations on the internal controls presented in the Report of the Independent Auditors
The Report of the Independent Auditors for the Fiscal Year ended December 31, 2010 makes no mention of any flaw that might be considered as a material weakness in our internal control structure.

7. Aspects related to possible future offerings of securities:

a) how the funds resulting from the offering were used

On September 22, 2010, the Company made a public distribution of remaining common and preferred shares issued by the Company. These stocks resulted from a capital increase approved at an extraordinary general meeting held April 28, 2010. The transaction involved 109,065 shares of common stock and 187,782 shares of preferred stock, thus totaling 296,847 shares of stock. Common stock sold at the price of R$173 per share, and preferred stock sold at the price of R$ 204.02 per share, and the total transaction proceeds amounted to R$57,179,528.64. These funds were not intended for any specific use, since they proceed from the payment of unsubscribed stock created in connection with a capital increase that capitalized the tax benefit captured by the Company through the partial amortization of the special goodwill reserve determined in 2009.

b) were there any significant deviations between the effective allocation of the funds and the allocation proposals disclosed in the respective offering prospectuses
Not applicable since there has been no relevant variance between the actual allocation of proceeds and the proposed allocation as reported in relevant offering prospectuses

c) should any deviations have taken place, please state the reasons for such deviations
Not applicable since there has been no relevant variance between the actual allocation of proceeds and the proposed allocation as reported in relevant offering prospectuses

8. Relevant items not mentioned in the Financial Statements of the Company:

a) the assets and liabilities held directly or indirectly by the Company that do not appear in its Balance Sheet
The Company has no relevant assets or liabilities that are not reflected in this Annex and in the financial statements, including the Explanatory Notes.

b) other items not mentioned in the Financial Statements
Not applicable since there is no relevant item not evidenced in the Company's financial statements, including the accompanying notes.

9. Compared to each of the items not mentioned in the Financial Statements listed in item 8:

a) how do such items alter or how could they alter the revenues, the expenses, the operating income, the financial expenses or other items in the Financial Statements of the Company
As mentioned in item 8 above, there are no items that have not been mentioned in the financial statements, including explanatory notes.

b) nature and purpose of the operation
As mentioned in item 8 above, there are no items that have not been mentioned in the financial statements, including explanatory notes.

c) nature and amount of the assumed obligations and the rights generated in favor of the Company through the transaction
As mentioned in item 8 above, there are no items that have not been mentioned in the financial statements, including explanatory notes.

10. Main elements in the Company Business Plan:

a) investments (including quantitative and qualitative descriptions of the investment under way and the planned investments, sources of financing for relevant investments and divestments under way and planned divestments)

quantitative and qualitative description of the investment under way and the planned investments

Investment forecasts for 2011 in Brazil anticipate up to R$2.5 billion may be invested to increase the Company's productive capacity in the country by up to 15%, thus allowing us to respond to a potential increase in demand resulting from prospective improvements in the population income levels and a positive macroeconomic scenario. Additionally, part of said funds will be invested in building new distribution centers.

sources of financing for investments

The Company has funds brought in through its operating cash flow and a line of credit with Brazil’s National Social and Economic Development Bank (BNDES).

relevant divestment under way and planned divestments

At the moment, there are no divestments planned or under way.

b) acquisitions already disclosed of plants, equipment, patents or other assets that might materially influence the production capacity of the Company

There has been no disclosure of the acquisition of plants, equipment, patents or other assets, other than those already described in item 10.a above that might materially influence the production capacity of the Company.

c) new products and services

Over the past few years, the Company has invested in launching new products and packs, and intends to continue investing in product innovations. However, as this involves business secrets, this information may not be disclosed in advance. The most significant project announced in 2009 involved the rolling out of the new Antarctica Subzero brand. The total amount spent in research and development of new products at the Company's Technological Development Center (TDC) in 2009 was R$5,095.86 thousand. The most significant projects announced in 2010 where the new Skol360 beer, a new 5-liter barrel, and the new Guaraná-açaí soft drink. The amount spent in R&D of new products at the TDC in the same year was R$5,841.4 thousand.

11. Other factors significantly influencing the operating performance and that have not been identified or mentioned in the other items of this Section.

There is no other relevant information on the matter not disclosed in this section.

ANNEX II
(pursuant to Annex 9-1-II of CVM Instruction Nº 481, dated December 17, 2009)

1. Net profits for the Fiscal Year :
R$ 7,561,383,201.50.

2. Overall value and value per share of the dividends including advanced dividends and interest on own capital (IOC) already declared:

Overall value of dividends and interest on own capital (gross)	9,369,682,615.05
Overall value of dividends and interest on own capital(net)	9,222,489,177.18

Overall value of dividends	8,211,221,197.46
Overall value of IOC (gross)	1,158,461,417.61
Overall value of IOC (net)	1,011,267,979.72

Total (dividends + interest on own capital)
Amount per share (net)
Common	2.84153
Preferred	3.12518

Amount per share (gross)
Common	2.89527
Preferred	3.18429

Dividends
Amount per share
Common	2.537
Preferred	2.7902

IOC
Amount per share (gross)
Common	0.35827
Preferred	0.39409

Amount per share (net)
Common	0.30453
Preferred	0.33498

3. Percentage of the net profits distributed for the Fiscal Year :

Percentage of Net Profits	123.91%
percentage gross	123.91%
percentage net	121.97%

4. Overall value and value per share of dividends distributed based on profits for previous Fiscal Years:

On March 1, 2010, our board of directors approved a distribution of dividends and interest on own capital in the gross total amount of R$997,320,304.50, deducted from the investment reserve and paid by way of minimum mandatory dividends for FY 2010, as follows: (i) dividends: R$1.10 per common share and R$1,21 per preferred share, not subject to income tax withholding, pursuant to the applicable laws in force; and (ii) interest on own capital (net): R$0.3825 per common share and R$0.42075 per preferred share.

5. State, having deducted advance dividends and interest on own capital already declared:

    a) The gross value of the dividends and interest on own capital, declared separately, for shares of each type and class.

Gross dividend amount: R$ 4,290,305,821.89

Gross interest on own capital amount: R$ 72,124,960.54. Dividends per share:

     1) Common stock: R$1.325

     2) Preferred stock: R$1.457

Interest on own capital (gross):

    1) Common stock: R$0.022

    2) Preferred stock: R$0.024

The amount of dividends per share was estimated considering the equity position as of January 31, 2011, however shall be distributed during 2011 and the amount may vary as a result of the variation of the Company’s free float.

    b) The manner and period for the payment of the dividends and interest on own capital.

The distribution of the additional dividend shall be resolved at the annual general meeting to take place on April 29, 2011 whose agenda will discuss a proposal for distribution dates submitted by the board of directors subject to the Company's cash availability.

c) Possible restatement and interest falling due on dividends and interest on own capital. Not applicable.

d) Date of declaration of the payment of dividends and interest on own capital taken into consideration for identifying shareholders with the right to receive these amounts.

The distribution of the additional dividend shall be resolved at the annual general meeting to take place on April 29, 2011. The proposal of the management recommends that the shareholders convened at the annual general meeting will instruct the board of directors to declare the payment of such dividends subject to the Company's cash availability, within the fiscal year.

6. Should dividends or interest on own capital have been declared on the basis of profits calculate in half-year balance sheets or for shorter periods:
a) State the amount of the dividends or interest on own capital already declared.
b) State the date of the respective payments.
Total amount of dividends or interest on own capital already declared: Gross income tax withholding: R$5,007,251,832.62 Net income tax withholding on IOC: R$4,870,877,138.83

DIVIDENDS
Board of Directors Meeting held on 3/1/2010	(exempt from IT
Payment date: April 1, 2010/ Gross total amount: R$997,320,304.50	withholding)
Common stock	1.10
Preferred stock	1.21
GROSS IOC
Common stock	0.45
Preferred stock	0.495
NET IOC
Common stock	0.3825
Preferred stock	0.42075

Board of Directors Meeting held on 9/27/2010	DIVIDENDS
Payment date: October 14, 2010/Gross total amount:	(exempt from IT
R$2,001,668,010.67	withholding)
Common stock	2.16
Preferred stock	2.38
GROSS IOC
Common stock	0.93
Preferred stock	1.02
NET IOC
Common stock	0.79
Preferred stock	0.87

Board of Directors Meeting held on Oct 26 and 27, 2010	DIVIDENDS
Payment date: December 15, 2010/Gross total amount:	(exempt from IT
R$2,008,263,517.46	withholding)
Common stock	2.80
Preferred stock	3.08

GROSS IOC
Common stock	0.30
Preferred stock	0.33
NET IOC
Common stock	0.25
Preferred stock	0.28

7. Comparative table presenting the following values per share of each type and class:

a) Net profits for the Fiscal Years and the previous three Fiscal Years.

Profit per share (*):	Common (R$)	Preferred (R$)
2010	2.34	2.58
2009	1.86	2.05
2008	0.99	0.99
Profit per share (net of treasury shares) (*):
2010	2.33	2.57
2009	1.86	2.05
2008	1.00	1.00

(*)On December 17, 2010 the shareholders convened in an extraordinary general meeting approved a stock split of the Company’s capital stock, pursuant to which, each common share and each preferred share of stock were split into five (5) shares of common and preferred stock, respectively, without any modification to the amount of the Company’s capital stock. After the split, the issued share to ADR ratio remained 1/1, that is, with each ADR being represented by one share of common or preferred stock, as applicable. For comparison purposes, the calculation of the earnings per share for preceding years was remade to reflect the impact of this stock split.

b) Dividends and interest on own capital distributed during the previous three Fiscal Years

	Company Law
2010
Dividend per share:	Common	Preferred
Dividends	1.21	1.33
IOC (gross)	0.34	0.37
IOC (net)	0.29	0.32

2009
Dividend per share:	Common	Preferred
Dividends	0.71	0.78
IOC (gross)	0.32	0.35
IOC (net)	0.27	0.30

2008
Dividend per share:	Common	Preferred
Dividends	0.69	0.75
IOC (gross)	0.31	0.34
IOC (net)	0.26	0.29

8. Allocation of profits for the Legal Reserve:

The Legal Reserve of the Company is currently worth R$208,831,559.55, with the value of the Capital Reserves addressed in § 1 of Article 193 of Law Nº 6404/76 exceeding 30% (thirty per cent) of the capital stock value, which is why there is no need to allocate any portion of the earnings for the Fiscal Year ended December 31, 2010 to the formation thereof.

9. Fixed or minimum dividends:
Not applicable.

10. Mandatory dividends:

a) Describe the type of calculation as set forth in the By-Laws

In compliance with § 3 of Article 36 of the Company By-Laws, after allocating 5% of the net profits for the Fiscal Year to the Legal Reserve until reaching the ceiling of 20% of the capital stock paid in or as established in § 1 of Article 193 of Law Nº 6,404/76, the balance restated as set forth in Article 202 of Law Nº 6,404/76 and excluding the amounts allocated to the tax incentives reserves pursuant to Article 195-A of Law Nº 6,404/76, 35% will be allocated to payment of the mandatory dividend to all the shareholders of the Company.

b) State whether this is being paid out in full

The mandatory dividend was paid out in full with the Company distributing amounts as dividends and interest on own capital higher than the equivalent of 35% of the net profits as mentioned in item 3 above.

c) State any amount that may have been withheld.

Not applicable.

11. Withholding the mandatory dividend:
None.

12. Allocation of earnings to the contingencies reserve:
None.

13. Allocation of earnings to the future profits reserve
None.

14. Allocation of earnings to the statutory reserves

a) Describe the statutory clauses establishing the reserve.

The Company By-Laws establish that an amount may be set aside from the restated profits for the Fiscal Year not exceeding 65% (sixty-five percent) of the net profits for establishing the Investments Reserve, in order to underwrite the expansion of the activities of the Company and its subsidiaries, including through subscribing to capital increases or setting up new enterprises. The amount allocated to the statutory reserve may not exceed 80% (eighty percent) of the capital stock of the Company. Having reached this limit, the General Meeting of Shareholders must deliberate on the outstanding balance, resolving to distribute it to the shareholders or to an increase in the capital stock.

b) Identify the amount set aside for the reserve

INVESTMENTS RESERVE
Proposed allocation	R$ 2,876,825,145.50

c) Describe how the amount was calculated

CALCULATION OF THE INVESTMENTS RESERVE (R$)

Net profits for the Fiscal Year	7,561,383,201.50
Accumulated losses	Not applicable
Legal reserve	Not applicable
Tax incentives reserve (ICMS and Income Tax)	(310,474,846.12)

Sub-total	7,250,908,355.38

Dividends	(3,213,136,824.22)
Interest on own capital	(796,794,703.90)

Sub-total	3,240,976,827.26

Prescribed Dividends	6,292,937.12
Effects of Law Nº 11,638/07 and adoption of the CPCs	3,991,973,196.54
IOC provisioned and not approved	(72,124,960.54)

Sub-total	7,167,118,000.38

Investments reserve	(2,876,812,178.49)

15. Retention of profits established in the budget:

None.

16. Allocations of earnings for the tax incentives reserves:
a) State the amount allocated to the reserve.
b) Explain the nature of the allocation.

It is proposed to allocate a total amount to the Tax Incentives Reserves of R$ 310,474,846.12, as follows: (i) R$ 197,776,500.49 for State ICMS tax incentives received by some units of the Company; and (ii) R$ 112,698,345.63 for the Federal income tax incentive on the operations of some manufacturing plants, from which: (i) R$ 4,277,233.32, as per the Federal Income Tax Reinvestment of 2007 Fiscal Year, as regards Article 19, of Law Nº 8,167/91, recognized based on the granted asset´s useful life, considering the accumulated depreciation of the Fiscal Years of 2007, 2008, 2009 and 2010; (iii) R$ 263,972.91, due to the Federal Income Tax Reduction Incentive of the 2006 Fiscal Year, as regards Articles 13 and 14 of Law Nº 4,239/63; (iv) R$ 343,412.43, due to the Federal Income Tax Reduction Incentive of the 2007 Fiscal Year, as regards Articles 13 and 14 of Law Nº 4,239/63; (v) R$ 29,833,841.37, due to the difference between the value addressed to the Tax Incentives Reserve of Fiscal Year 2009 and the incentive calculated upon the individual units results; (vi) R$ 71,969,203.75, as per the Federal Income Tax Reduction Incentive of the 2010 Fiscal Year, as regards Articles 13 and 14 of Law No. 4,239/63 (vi) R$ 6,010,681.85 as per the FINOR Income tax Incentive.

ANNEX III
(pursuant to items 12.6 and 12.9 of Annex 24 of CVM Instruction Nº 480, dated December 17, 2009)

1.	Management and Members of the Fiscal Council:

a) Name	b) Age	c) Profession	d) Tax (CPF) or Passport N.	e)Position	f) Election Date	g) Induction Date	h) Term of Mandate	i) Others positions held	j) Electedby the Parent Company
BOARD OF DIRECTORS
Victório Carlos De Marchi	72	Economist and Lawyer	CPF/MF n. 008.600.938-91	Co-Chairman of the Board of Directors	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Chairman of the Operations and Finance Committee	Yes
Marcel Herrmann Telles	61	Economist	CPF/MF n. 235.839.087-91	Member of the Board of Directors	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Member of the Operations and Finance Committee	Yes
Roberto Herbster Gusmão	88	Lawyer	CPF/MF n. 011.630.438-34	Member of the Board of Directors	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Not applicable, since the only position held at the Company is as member of the Board of Directors	Yes
Carlos Alves de Brito	50	Engineer	CPF/MF n. 595.438.507-63	Co-Chairman of the Board of Directors	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Member of the Operations and Finance Committee and Compliance Committee	Yes
José Heitor Attilio Gracioso	79	Lawyer	CPF/MF n. 006.716.908-25	Member of the Board of Directors	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Member of the Compliance Committee	Yes
Luiz Fernando Ziegler de Saint Edmond	45	Engineer	CPF/MF n. 010.537.007-09	Member of the Board of Directors	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Not applicable, since the only position held at the Company is as member of the Board of Directors	Yes
Vicente Falconi Campos	70	Engineer	CPF/MF n. 000.232.216-15	Member of the Board of Directors	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Member of the Compliance Committee	Yes
Luis Felipe Pedreira Dutra Leite	45	Economist	CPF/MF n. 824.236.447-87	Member of the Board of Directors	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Member of the Operations and Finance Committee and Compliance Committee	Yes
Roberto Moses Thompson Motta	53	Engineer	CPF/MF n. 706.988.307-25	Member of the Board of Directors	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Member of the Operations and Finance Committee	Yes
Paulo Alberto Lemann	43	Economist	CPF/MF n. 957.194.237-53	Member of the Board of Directors	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Not applicable	Yes
FISCAL COUNCIL
Alvaro Antonio Cardoso de Souza	62	Economist	CPF/MF n. 249.630.118-91	Member	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Not applicable, since the only position held at the Company is as member of the Fiscal Council	Yes
Celso Clemente Giacometti	68	Administrator and Accountant	CPF/MF n. 029.303.408-78	Member	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Not applicable, since the only position held at the Company is as member of the Fiscal Council	Yes
Mário Fernando Engelke	72	Administrator	CPF/MF n. 011.249.197-91	Member	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Not applicable, since the only position held at the Company is as member of the Fiscal Council	No

a) Name	b) Age	c) Profession	d) Tax (CPF) or Passport N.	e) Position	f) Election Date	g) Induction Date	h) Term of Mandate	i) Others positions held	j) Elected by the Parent Company
Emanuel Sotelino Schifferle	70	Engineer	CPF/MF n. 009.251.3 67-00	Alternate Member	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Not applicable, since the only position held at the Company is as member of the Fiscal Council	Yes
Ary Waddington	78	Economist and Accountant	CPF/MF n. 004.469.397-49	Alternate Member	April 29 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Not applicable, since the only position held at the Company is as member of the Fiscal Council	Yes
Eurípedes de Freitas	73	Banker and Economist	CPF/MF n. 005.024.301-25	Alternate Member	April 29, 2011	April 29, 2011	General Shareholders’ Meeting of 2014	Not applicable, since the only position held at the Company is as member of the Fiscal Council	No

2. Members of the Statutory Committees, Audit Committees, Risk Committees, Financial Committees and Remuneration Committee:

a) Name	b) Age	c) Profession	d) Tax (CPF) or Passport N.	e) Position	f) Election Date	g) Induction Date	h) Term of Mandate	i) Others positions held	j) Elected by the Parent Company
OPERATIONS AND FINANCE COMMITTEE
Victório Carlos De Marchi	72	Economist and Lawyer	CPF/MF n. 008.600.938-91	Chairman of the Operations and Finance Committee	July 30, 2008	September 23, 2008	General Shareholders’ Meeting of 2011	Co-Chairman of the Board of Directors and Chairman of the Compliance Committee	Yes
Luis Felipe Pedreira Dutra Leite	45	Economist	CPF/MF n. 824.236.447-87	Member of the Operations and Finance Committee	July 30, 2008	September 23, 2008	General Shareholders’ Meeting of 2011	Member of the Board of Directors and Compliance Committee	Yes
Marcel Herrmann Telles	61	Economist	CPF/MF n. 235.839.087-91	Member of the Operations and Finance Committee	July 30, 2008	September 23, 2008	General Shareholders’ Meeting of 2011	Member of the Board of Directors	Yes
Roberto Moses Thompson Motta	53	Engineer	CPF/MF n. 706.988.307-25	Member of the Operations and Finance Committee	July 30, 2008	September 23, 2008	General Shareholders’ Meeting of 2011	Member of the Board of Directors	Yes
Carlos Alves de Brito	50	Engineer	CPF/MF n. 595.438.507-63	Member of the Operations and Finance Committee	July 30, 2008	September 23, 2008	General Shareholders’ Meeting of 2011	Chairman of the Board of Directors	Yes
COMPLIANCE COMMITTEE
Victório Carlos De Marchi	72	Economist and Lawyer	CPF/MF n. 008.600.938-91	Chairman of the Compliance Committee	July 30, 2009	December 1, 2009	General Shareholders’ Meeting of 2011	Co-Chairman of the Board of Directors and Chairman of the Operations and Finance Committee	Yes
José Heitor Attilio Gracioso	79	Lawyer	CPF/MF n. 006.716.908-25	Member of the Compliance Committee	July 30, 2009	December 1, 2009	General Shareholders’ Meeting of 2014	Member of the Board of Directors	Yes

a) Resumés of the Management and Members of the Fiscal Council:

Board of Directors

Victório Carlos De Marchi. During the last 5 years, Mr. De Marchi has been a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held company which main activity is the production, distribution and sale of beer, soft drinks and other non-alcoholic beverages. Further, he was also Co-Chairman of the Board of Directors of Quilmes Industrial Société Anonyme, a Company’s subsidiary, which main activity is the production, distribution and sale of beer, and its part of the Company’s economic group.

Carlos Alves de Brito. During the last 5 years, Mr. Brito has been a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held company which main activity is the production, distribution and sale of beer, soft drinks and other non-alcoholic beverages. In addition, in 2005, acted as Chief Executive Officer of the Company for North America. Since 2005, has also acted as Chief Executive Officer of Anheuser-Busch InBev S.A./N.V., a publicly held company, which main activity is the production and sale of beverages and part of the Company’s economic group.

Marcel Herrmann Telles. During the last 5 years, Mr. Telles has been a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held company which main activity is the production, distribution and sale of beer, soft drinks and other non-alcoholic beverages. Mr. Telles is also a member of the Board of Directors of Anheuser-Busch InBev S.A./N.V., a publicly held company, which main activity is the production and sale of beverages and part of the Company’s economic group and a member of Lojas Americanas S.A., a publicly held company which main activity is retail. Since 2010, has been acting as member of the Advisory Board of Banco Itaú-Unibanco S.A., a commercial bank and, since 2011, as member of the Board of Directors of Burguer King Worldwide Holding Inc., a publicly held company which main activity is investment in fast-food chains.

Roberto Moses Thompson Motta. During the last 5 years, Mr. Motta has been a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held company which main activity is the production, distribution and sale of beer, soft drinks and other non-alcoholic beverages. Mr. Motta is also a member of the Board of Directors of Anheuser-Busch InBev S.A./N.V., a publicly held company, which main activity is the production and sale of beverages and part of the Company’s economic group and a member of Lojas Americanas S.A., a publicly held company which main activity is retail.

José Heitor Attilio Gracioso. During the last 5 years, Mr. Gracioso has been a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held company which main activity is the production, distribution and sale of beer, soft drinks and other non-alcoholic beverages.

Roberto Herbster Gusmão. During the last 5 years, Mr. Gusmão has been a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held company which main activity is the production, distribution and sale of beer, soft drinks and other non-alcoholic beverages.

Vicente Falconi Campos. During the last 5 years, Mr. Falconi has been a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held company which main activity is the production, distribution and sale of beer, soft drinks and other non-alcoholic beverages. Additionally, Mr. Falconi is also a member of the Institutional Board of the “Instituto de Desenvolvimento Gerencial (INDG)”, which main activity is the devolpment and diffusion of management methods and techniques directed towards attainment of results in public and private organizations.

Luis Felipe Pedreira Dutra Leite. During the last 5 years, Mr. Dutra has been a member of the Board of Directors of Companhia de Bebidas das Américas – Ambev, a publicly-held company which main activity is the production, distribution and sale of beer, soft drinks and other non-alcoholic beverages. In addition, since 2005 Mr. Dutra has been acting as Chief Financial Officer of Anheuser-Busch InBev S.A./N.V., a publicly held company, which main activity is the production and sale of beverages and is part of the Company’s economic group.

Luiz Fernando Ziegler de Saint Edmond. From 2005 until 2008 has acted as Chief Executive Officer of Companhia de Bebidas das Américas – Ambev, a publicly-held company which main activity is the production, distribution and sale of beer, soft drinks and other non-alcoholic beverages and was elected for the position of member of the Company’s Board of Directors in 2008. Since January, 2009 has been acting as Chief Executive Officer for the North America operations of Anheuser-Busch InBev S.A./N.V., a publicly held company, which main activity is the production and sale of beverages and is part of the Company’s economic group.

Paulo Alberto Lemann. Mr. Lemann is the co-founder of Pollux Capital, an asset management firm. Mr. Lemann has been managing hedge funds since 1997. Previously, he was co-founder of Synergy Fund, a fund of funds headquartered in New York. He was also an analyst at Dynamo Administração de Recursos, an asset management firm. Currently, he is a member of the Board of Diretors of Lojas Americanas S.A., a retail company, a member of the International Board of Lone Capital Pine LLC, an asset management firm and the Fundação Lemann, which main purpose is to improve public education in Brazil.

Fiscal Council

Members

Alvaro Antonio Cardoso de Souza. During the past five years, he has held the following positions during the indicated periods, at the following companies: (i) Fiscal Council Member since 2005 of the Companhia de Bebidas das Américas – AmBev; (ii) Board Member, since 2004 of GOL - Linhas Aéreas Inteligentes (Chairman since 2009), a listed company whose core activity consists of rendering aviation services; (iii) Board Member, since 2004 of Unidas S/A, a company whose core activity consists of leasing vehicles (Chairman between 2004 and 2009); (iv) Board Member, since 2009 of the Banco Triângulo S/A, a financial institution; (v) Member of the Advisory Board, between 2005 and 2007 of Signatura Lazard, a financial institution; (vi) Member of the Advisory Board, between 2004 and 2006 of Roland Berger Strategy Consultants, a company whose core activity consists of rendering consulting services; (vii) Member of the Audit Committee, between 2007 and 2009 of Quilmes Industrial (Quinsa) Société Anonyme, whose core activity consists of holding stakes in companies whose purpose is the fabrication, distribution and sale of beverages; (viii) Member of the Board and the Audit Committee, between 2007 and 2008 of Agra Incorporadora, a listed company whose core activity consists of real estate developments; (ix) Managing Director, since 2003, of AdS-Gestão, Consultoria e Investimentos Ltda., a company whose core activity consists of rendering business consulting services; (x) Chairman since 2005 of the Board of the Worldwide Wildlife Fund (WWF) a non-profit organization; (xi) Member of the Board since 2009 of the Brazilian Fund for Biodiversity (FUNBIO), a non-profit organization; (xii) Member of the Board of Notables, between 2002 and 2007 of COMGÁS, a company whose core activity is gas distribution with the Board of Notables serving as an advisory board; and (xiii) Consultant to British Gas in Brazil, a company whose core activity is gas distribution. Additionally, during his career he spent time in the investment bank areas with various companies in the Citigroup, holding positions in Brazil that ranged from Branch Manager to CEO of the Banco de Investimentos Crefisul and CEO of Citibank in Brazil. In the USA, he managed the Cross Border Finance division and was also in charge of global Private Banking as well as the Consumer Business area for North America, in addition to heading up Consumer Banking businesses for Latin America. He also chaired the Citibank Board in Switzerland, and served as the chairman of the Banco Crefisul Board and the Credicard Board in Brazil, as well as holding a seat on the Citibank Equity Investments Board in Argentina. He was Senior Advisor of Citibank for Latin America until he retired in September 2003. He was also CEO of the Banco ABC Roma, a financial institution and President of the American Chamber of Commerce in São Paulo (AMCHAM). Among the companies listed above, in addition to Companhia de Bebidas das Américas –AmBev, only Quilmes Industrial (Quinsa) Société Anonyme is part of the same economic group as the Company. None of the companies listed above holds any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by AmBev.

Celso Clemente Giacometti. During the past five years he has held the following positions during the indicated periods, at the following companies: (i) Fiscal Council Member since 2008 of Companhia de Bebidas das Américas – AmBev; (ii) Fiscal Council Member since 2006 of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, a listed company whose core activity is designing, constructing, operating and maintaining power transmission distribution systems; (iii) Member of the Board of Directors and Audit Committee, since 2008, of LLX Logística, a publicly held company which main activity is the rendering of integrated logistics services, port activities and cargo transport; (iv) Member of the Board of Directors and Audit Commmitte of Banco Santander – Brasil, since 2010; (v) Chairman of the Fiscal Council and Member of the Audit Committee, between 2004 and 2008 of TIM Participações S.A., a listed company whose core activity consists of holding stakes in companies rendering telecommunication services; (vi) Member of the Board and Coordinator of the Audit Committee, from 2007 until 2010 of Tarpon Investimentos S.A., a listed company whose core activity consists of resource management; (vii) Member of the Board and Coordinator of the Audit Committee from 2007 until, of Lojas Marisa S.A., a listed company whose core activity consists of retail sales of clothing; (viii) Member of the Board and Coordinator of the Audit Committee, between 2005 and 2009 of Sabó Indústria e Comércio de Autopeças Ltda., a company whose core activity consists of developing products and services for the automotive segment; (viii) Coordinator of the Audit Committee, between 2006 and 2008 of O Estado de São Paulo S.A. - OESP Group, a company whose core activity consists of media services; (ix) Member of the Board of Directors and Audit Committee, from 2007 until 2008, of Agra Incorporadora, a publicly held company which main activity is real estate development; (x) Member of the Board and Coordinator of the Audit Committee, between 1995 and 2001 and between 2007 and 2008, in addition to serving as a Member of the Conduct Recommendation Committee since 2009 of the Brazilian Institute for Corporate Governance (IBGC); (xi) CEO of the family holding company and Family Office, between 2004 and 2006 of Souto Vidigal S.A.; and (xii) Partner since 2002 in Giacometti Serviços Profissionais Ltda., a company whose core activity consists of rendering advisory services to family firms implementing transition and succession planning processes. Other than the Companhia de Bebidas das Américas – AmBev, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by AmBev.

Mário Fernando Engelke. During the past five years he has held the following positions during the indicated periods, at the following companies: (i) Member of the Fiscal Council, between 2001 and 2002, of Suzano Papel e Celulose S.A., a publicly held company which main activity is the production of paper and celulose; (ii) Member of the Fiscal Council, between 2001 and 2002, of Suzano Petroquímica S.A., which main activity is, among others, the production of polipropylene and thermoplastic resines; (iii) President of the Board of Directors, between 2002 and 2003, of Tupy S.A., a publicly held company which main activity is the iron industry; (iv) Chief Financial and Administrative Officer, since 2003, of Brasil Saúde Companhia de Seguros. Other than the Companhia de Bebidas das Américas – AmBev, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by AmBev.

Alternate Members

Ary Waddington. During the past five years, he has held the positions of Fiscal Council Member of (i) Companhia de Bebidas das Américas – AmBev; (ii) União Química Farmacêutica Nacional S.A., a company whose core activity consists of the production and development of pharmaceutical products; and (iii) Richard Saigh Indústria e Comércio S.A., a company whose core activity consists of grinding wheat and the fabrication and sale of wheat flour. Other than the Companhia de Bebidas das Américas –AmBev, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by AmBev.

Emanuel Sotelino Schifferle. He held the following positions during the indicated periods with the following companies: (i) Managing Partner since 1992 of ASPA Assessoria e Participações S/C Ltda., a firm whose core activity consists of rendering advisory services to companies and implementing restructuring programs, acquisition, negotiating contracts and transitory management periods, having served on the management of companies in receivership, as well as corporate restructuring and reorganization processes and renegotiating contracts, among other matters; (ii) Fiscal Council Member, between 2000 and 2001 of Lojas Americanas S.A., a listed company whose core activity consists of retail trade in general; (iii) Board Member, between 1996 and 2003, of Manasa Madeireira Nacional S.A., a listed company whose core activity consists of felling, processing, beneficiation, trade and export of timber and timber derivatives; (iv) Board Member, between 2003 and 2004 of Ferropar S.A.; (v) Fiscal Council Member, between 2001 and 2005, of Hopi Hari S.A., a listed company whose core activity consists of operating entertainment parks; (vi) Fiscal Council Member, between 2004 and 2009, of ALL –América Latina Logística, a listed company whose core activity consists of rendering road and rail cargo shipment services; (vii) alternate Member of the Fiscal Council, since 2005, of the Companhia de Bebidas das Américas – AmBev; (viii) Fiscal Council Member, between 2006 and 2008, of Ferroban – Ferrovias Bandeirantes S.A., a company whose core activity consists of rail transportation; (ix) Board Member, since 2007, of São Carlos Empreendimentos e Participações S.A., a listed company whose core activity consists of the management of its own and third party real estate enterprises; and (x) Fiscal Council Member, since 2008, of Estácio Participações S.A., a listed company core activity consists of the development and management of activities and institutions in the education area. Other than the Companhia de Bebidas das Américas – AmBev, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by AmBev.

Eurípedes de Freitas. During the past five years he has held the following positions during the indicated periods, at the following companies: (i) Financial Vice President, from 1986 until 1989, of the “Associação Atlética do Banco do Brasil (AABB)” and the “Associação Atlética do Banco do Brasil (AABB)” of Brasília; (ii) Administrative Vice President, from 1989 until 1990, from the “Associação Atlética do Banco do Brasil (AABB)”; (iii) Chief of Cabinet for the President, from 1995 until 1997, at the Legislative Chamber of the Distrito Federal; (iv) Chief of Fiscalization and Control, from 1997 until 1999, of the Legislative Chamber of the Distrito Federal; (v) Counsel to the House of Representatives on 2001; (vi) Member of the Fiscal Council, since 2008, of Têxtil Bezerra de Menezes, a company which main activity is the manufacturing and sale of textile products; (vi) Member of the Fiscal Council of Companhia de Bebidas das Américas – AmBev. Other than the Companhia de Bebidas das Américas –AmBev, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% (five per cent) of a single class or type of securities issued by AmBev.

b) Administrative and court decisions (including criminal matters) including the management and members of the Fiscal Council: Members of the Board of Directors

Mr. Victório Carlos de Marchi, nominated for the position of Co-chairman of the Board of Directors for election on April 29, 2011, has received a warning in the decision of the Conselho de Recursos do Sistema Financeiro Nacional, in connection with the appeal n. 10,377 filed against a discharge decision from the CVM. The decision has not yet been made available, whereas the case involves the dates of the general meetings of the Companhia Antarctica Paulista, held during 2009, regarding the exercise of withdrawal rights at economic value. Exception made to the abovementioned warning, he declared, for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr. Marcel Herrmann Telles, nominated for the position of Member of the Board of Directors for election on April 29, 2011, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr. Roberto Herbster Gusmão, nominated for the position of Member of the Board of Directors for election on April 29, 2011, has received a warning in the decision of the Conselho de Recursos do Sistema Financeiro Nacional, in connection with the appeal n. 10,377 filed against a discharge decision from the CVM. The decision has not yet been made available, whereas the case involves the dates of the general meetings of the Companhia Antarctica Paulista, held during 2009, regarding the exercise of withdrawal rights at economic value. Exception made to the abovementioned warning, he declared, for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr. Carlos Alves de Brito, nominated for the position of Co-chairman of the Board of Directors for election on April 29, 2011, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr. José Heitor Attilio Gracioso, nominated for the position of Member of the Board of Directors for election on April 29, 2011, has received a warning in the decision of the Conselho de Recursos do Sistema Financeiro Nacional, in connection with the appeal n. 10,377 filed against a discharge decision from the CVM. The decision has not yet been made available, whereas the case involves the dates of the general meetings of the Companhia Antarctica Paulista, held during 2009, regarding the exercise of withdrawal rights at economic value. Mr. Gracioso intends, based on the decision, discuss the matter before court in order to uphold CVM’s decision. Exception made to the abovementioned warning, he declared, for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr. Luiz Fernando Ziegler de Saint Edmond, nominated for the position of Member of the Board of Directors for election on April 29, 2011, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr. Vicente Falconi Campos, nominated for the position of Member of the Board of Directors for election on April 29, 2011, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr. Luis Felipe Pedreira Dutra Leite, nominated for the position of Member of the Board of Directors for election on April 29, 2011, has received a warning in the decision of the Conselho de Recursos do Sistema Financeiro Nacional, in connection with the appeal n. 9,793, for the lack of compliance with articles 178, paragraph 3, 186 and 266 of Law n. 6,404/76 and CVM Deliberation n. 26/86. Mr. Dutra intends to defend the matter before courts. Exception made to the abovementioned warning, he declared, for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr. Roberto Moses Thompson Motta, nominated for the position of Member of the Board of Directors for election on April 29, 2011, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr. Paulo Alberto Lemann, nominated for the position of Member of the Board of Directors for election on April 29, 2011, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Members of the Fiscal Council Members

Mr. Alvaro Antonio Cardoso de Souza, nominated for the position of Member of the Fiscal Council for election on April 29, 2011, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr. Celso Clemente Giacometti, nominated for the position of Member of the Fiscal Council for election on April 29, 2011, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr. Mário Fernando Engelke, nominated for the position of Member of the Fiscal Council for election on April 29, 2011, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Alternate Members

Mr. Ary Waddington, nominated for the position of alternate Member of the Fiscal Council for election on April 29, 2011, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr. Emanuel Sotelino Schifferle, nominated for the position of alternate Member of the Fiscal Council for election on April 29, 2011, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

Mr. Eurípedes de Freitas, nominated for the position of alternate Member of the Fiscal Council for election on April 29, 2011, declared for all due purposes of law that, during the past five years, he has not been subject to the effects of any criminal sentence, any condemnation or any penalty applied through administrative procedures heard by the CVM and any sentence that has transited in res judicata at the legal or administrative spheres, whose effects resulted in his suspension or disqualification for performing any professional or commercial activity.

3. Marital relationships, stable unions or relations up to the second degree among:

a) the Management of the Company
None.

b) the Management of the Company and the Management of the direct or indirect subsidiaries of the Company
None.

c) the Management of the Company or its direct or indirect subsidiaries and the direct or indirect controllers of the Company

Mr. Paulo Alberto Lemann, indicated by the controlling shareholders of the Company for the position of member of the Company’s Board of Directors, is son of Mr. Jorge Paulo Lemann, who, on his turn, is one of the indirect controllers of Anheuser-Busch InBev S.A./N.V., the Company’s indirect controller.

d) the Management of the Company and the Management of the direct and indirect controlling companies of the Company

Mr. Paulo Alberto Lemann, indicated by the controlling shareholders of the Company for the position of member of the Company’s Board of Directors, is son of Mr. Jorge Paulo Lemann, who, on his turn, is a member of the Board of Directors of Anheuser-Busch InBev S.A./N.V., the Company’s indirect controller.

4. Relationships of subordination, services rendered or control established during the last three Fiscal Years between the Management of the Company and:

a) direct or indirect subsidiary of the Company
None.

b) a direct or indirect controller of the Company

Messrs. Victório Carlos de Marchi, Carlos Alves de Brito, Marcel Herrmann Telles, José Heitor Attílio Gracioso and Roberto Herbster Gusmão, members of the Company’s Board of Directors, are also members of the Board of Directors of the Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência. Additionally, Mr. Marcel Herrmann Telles is one of the indirect controllers of Anheuser-Busch InBev S.A./N.V., which, on its turn, is the indirect controller of the Company.

Mr. Paulo Alberto Lemann, indicated by the controlling shareholders of the Company for the position of member of the Company’s Board of Directors, is also a member of the Board of Directors of Lojas Americanas S.A. and the Fundação Lemann, which have as one of the controllers Mr. Jorge Paulo Lemann – father of Mr. Paulo Alberto Lemann --, who, on his turn, is one of the indirect controllers of Anheuser-Busch InBev S.A./N.V., which, on its turn, is the indirect controller of the Company, as indicated above.

c) a supplier, customer, debtor or creditor of the Company, its subsidiary or parent companies or subsidiaries of any of such persons if relevant

Mr. Vicenti Falconi Campos, a member of the Company’s Board of Directors, is one of the founders and member of the Board of Directors of the Instituto de Desenvolvimento Gerencial – INDG, which renders services to the Company in management techniques and methods aiming at results. In addition, Mr. Marcel Herrmann Teles is also a member of INDG’s Board of Directors.

ANNEX IV
Base Date: December 31, 2010
(pursuant to Item 13 of Annex 24 of CVM Instruction Nº 480, dated December 17, 2009)

REMUNERATION OF THE MANAGEMENT

1. Remuneration policy and practice for the Board of Directors, the Executive Officers, and Non-Statutory Executives, the Fiscal Council, the Statutory Committees and the Audit, Risk, Financial and Remuneration Committees, in terms of the following aspects: a. purposes of the remuneration policy or practice:

The main purpose of the remuneration policy of the Company is to establish a remuneration system for the Management which spurs the development of a high performance culture, keeping people who are important for the growth of the Company over the long term while ensuring that the best people are hired and retained, and ensuring that the interests of the Management are aligned with those of the shareholders.

b. composition of the remuneration, indicating:

i. description of the elements in the remuneration and the purposes of each of them

a) Board of Directors

The remuneration of the Board of Directors’ members is divided into: (i) fixed remuneration which is aligned with the average for the market; and (ii) variable remuneration designed to stimulate and reward significant accomplishments through sharing in the profits and the Stock Option Plan.

b) Executive Officers

The remuneration of the Executive Officers is divided into fixed and variable components, with the base wage (fixed component) aligned with the average value on the market while the main focus is the variable and long term remuneration, with this latter reflecting in the profit distribution and options granted under the aegis of the Stock Option Plan of the Company.

Additionally, the Executive Officers are entitled to the benefits established by the Company’s benefits policy, pursuant to item 14.3, “b”, of the Company’s Reference Form. Such benefits include medical and dental, educational and social assistance to the officers and dependents, free of or at a reduced cost.

c) Fiscal Council

The Fiscal Council members receive only fixed remuneration, equivalent to at least the legal minimum as decided at the General Meeting of Shareholders, not being less than 10% (ten per cent) for each member in a Fiscal Year than the average amount assigned to each Director, not including benefits, representation allowances and profit sharing. Additionally, the Fiscal Council members are necessarily reimbursed for transport and accommodation expenses required to perform their functions.

d) Committees

Exception made to Bolívar Moura Rocha, member of the Compliance Committee, the remaining members of the Compliance Committee and all members of the Operations and Finance Committee and the Compliance Committee are part of the Management, and receive no specific remuneration for these activities. ii. what is the proportion of each element in the total remuneration

In 2010, the fixed remuneration of the Executive Officers corresponded to 27.6%, being 27.1% in fees and 0.5% in direct and indirect benefits, while the variable remuneration reached 72.4%, including the value of the options granted for the Fiscal Year, calculated as mentioned in item 9 below. Of this total amount, the value paid out in cash (profit sharing) corresponded to 23.5% of the total remuneration, with the remainder -- 48.9% -- assigned through Stock Purchase options.

In turn, the fixed remuneration of the Board of Directors in 2010 corresponded to 37.8% of the total remuneration with its variable remuneration reaching 62.2%, including the value of the options granted for the Fiscal Year, calculated as mentioned in item 9 below. Of this amount, the value paid out in cash (profit sharing) corresponded to 21.4% of the total remuneration, with the remainder assigned through Stock Purchase options.

For the Board of Directors and the Executive Officers, the proportion of these three elements in the remuneration tends to be repeated to a greater or lesser extent in years when the Company meets its qualifying targets for the distribution of the variable remuneration.

The variable remuneration is determined according to the performance regarding previously established goals. Thus, should the minimum established levels not be met, no variable remuneration will be payable.

The remuneration of the Fiscal Council members is 100% fixed.

iii. calculation and restatement methodology for each of the remuneration elements

The overall remuneration of the Management, as approved by the an Annual General Meeting, is restated annually based on a market research, and is then regularly reassessed in order to ensure that these amounts are sufficient to achieve the specific objectives in terms of the market.

As the variable remuneration, paid in cash, is calculated as a multiple of the fixed remuneration, the criteria described above also applies to this remuneration component.

In order to establish the value of the options in the Company Stock Option Plan, see items 4 and 9 below. iv. reasons justifying the remuneration composition

The remuneration of the Management is defined in a manner that encourages its members to achieve results over the short and long term for the Company. Along these lines, fixed remuneration is assured to be aligned with market practices, encouraging the quest for significant accomplishments through variable remuneration higher than the market average. Consequently, the variable remuneration is defined on the following bases: (i) the Company targets must be challenging but attainable; (ii) below a minimum level of target achievement, no variable remuneration will be conferred, while outstanding accomplishments should be remunerated through profits sharing comparableto or even higher than the top levels on the market. The variable remuneration may be granted only if the Company targets as well as those set for the manager are achieved.

Over the long term, the possibility of granting options encourages the blending of the interests of the shareholders and the administrators through investments in shares by its Management, with constraints imposed on the sale or delivery thereof subject to the executive’s stayingwith the Company for a determined period of time. Additional options are also granted, depending on the reinvestment level of the variable remuneration, and for some existing stock option plans, the exercise of the options is conditional on the achievement of performance goals (see item 4 below).

For the Fiscal Council, the intention is to ensure remuneration compatible with the limits defined in the governing law, ensuring that its members are duly rewarded for performing their functions. c. main performance indicators taken into consideration for determining each remuneration element:

The main performance indicators for the Company and its Management are the EBITDA, cash flow, sales volumes, brand preference indexes, operating revenues and fixed expenses, in addition to other specific indicators for the various Company departments.

With regard to the options granted under the Company Stock Option Plan (as described in item 4 below) the exercise of part of the options granted in some of the existing stock option plans is conditional on the achievement of the quantitative goals established for the Company for the return on capital invested compared to the weighted average capital cost of the Company, over a long term period. d. how the remuneration is structured in order to reflect the development of the performance indicators:

The variable element in the remuneration, which is paid out through profit sharing on a half-yearly or annual basis, takes into consideration the goals established for the Company, its departments and specific business units, as well as for each manager or employee considered individually. Initially, the goals applicable to the Company are taken into consideration, after which these goals are broken out specifically for each department or business unit. This break-out of the goals is always conducted in a manner which ensures that the achievement of the goals by the departments or business units is always aligned with the Company goals, contributing to its earnings.

The Company performance must reach a minimum level in order for the variable remuneration to be paid out. Along the same lines, outstanding earnings posted by the Company are also reflected in significant variable remuneration.

The value of the variable remuneration, in addition to being based on the Company earnings also depends on the meeting of individual goals. The variable remuneration is assigned as of a threshold of 32% in terms of the quantitative goal set individually, with the amount distributed increased as earnings rise, with this amount keeping pace with outstanding earnings.

Moreover, some of the options granted under the aegis of the Company Stock Option Plan for some existing stock option plans (as described in item 4 below) are open for exercise only if the return on the invested capital for the Company exceeds its capital costs by a margin defined specifically for each set of options granted. In general, the goal is set for a 3-year period as of the date of granting the option. Should the targeted return on capital not be reached, the performance test may be conducted again twice more for periods of respectively four or five years as of the date on which the options are granted. e. how the remuneration policy or practice is aligned with the short, medium and long term interests of the Company:

The Company remuneration policy encompasses elements of alignment with the Company interests over the short, medium and long terms.

The short term earnings, considered annually, are aligned with the Company remuneration policy in terms of payment of the variable remuneration. In this case, the earnings of the Company and members of its administration during the year will influence the amount to be assigned as variable compensation.

Alignment over the medium and long terms is the outcome of two elements: (i) steadily reaching the targets for the main indicators on annual bases; and (ii) the characteristics of the Company Stock Option Plan, which requires funds to be committed over the long term (due to the constraints imposed on the sale of the corresponding shares, or to the delivery of the shares being conditional on the executive’s staying with the Company). f. existence of remuneration borne by direct or indirect subsidiaries or parent companies:

Some Company managers received Stock Options on November 25, 2008 issued by Anheuser-Busch InBev NV/SA, controlling shareholderof the Company, totaling approximately five million options. Each option gives the grantee the right to purchase one common share issued by AB InBev. One half of these options will become exercisable on January 1, 2014, with the other half becoming available for exercise on January 1, 2019. In bothcases the options should be exercised within up to five years, at an exercise price of € 10.32, which corresponded to the fair value of AB-InBev shares at the time of granting of the options. Furthermore, the exercise of the options is subject, among other things, to the condition that a performance test will be met by A-B InBev. This performance test will be met if A-B InBev’s net debt/EBITDA ratio falls below 2.5 before December 31, 2013. g. existence of any remuneration or benefit linked to the occurrence of a specific corporate event, such as the divestment of corporate control of the Company:

Not applicable since there is no manner of compensation or benefit that is linked to occurrence of a given corporate transaction.

2. With regard to the remuneration recognized in the income statement of the two previous Fiscal Years and forecast for the current Fiscal Year, for the Board of Directors, the Executive Officers and the Fiscal Council:

Forecast for 2011
Entity	N. of Members	Fixed Remuneration				Variable Remuneration					Post-Employment Benefit	Termination Benefits	Share-based payment	Total
		Fees	Direct and Indirect Benefits	Remuneration for sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for attending meetings	Commissions	Others
Board of Directors	9	4,434,879	-	-	-	-	2,856,186	-	-	-	-	-	5,007,104	12,298,169
Fiscal Council	6	1,508,252	-	-	-	-	-	-	-	-	-	-	-	1,508,252
Executive Officers	9	15,188,450	400,000	-	-	-	17,059,230	-	-	-	-	-	30,836,362	63,484,043
Total	24	21,131,581	400,000	-	-	-	19,915,416	-	-	-	-	-	35,843,466	77,290,463

2010
Entity	N. of Members	Fixed Remuneration				Variable Remuneration					Post-Employment Benefit	Termination Benefits	Share-based payment	Total
		Fees	Direct and Indirect Benefits	Remuneration for sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for attending meetings	Commissions	Others
Board of Directors	9	3,758,372	-	-	-	-	2,125,963	-	-	-	-	-	4,067,775	9,952,110
Fiscal Council	6	1,278,179	-	-	-	-	-	-	-	-	-	-	-	1,278,179
Executive Officers	9	12,871,568	250,030	-	-	-	11,165,128	-	-	-	-	-	23,231,346	47,518,073
Total	24	17,908,120	250,030	-	-	-	13,291,092	-	-	-	-	-	27,299,121	58,748,362

2009
Entity	N. of Members	Fixed Remuneration				Variable Remuneration					Post-Employment Benefit	Termination Benefits	Share-based payment	Total
		Fees	Direct and Indirect Benefits	Remuneration for sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for attending meetings	Commissions	Others
Board of Directors	9	3,975,240	-	-	-	-	3,021,906	-	-	-	-	-	3,538,431	10,535,577
Fiscal Council	6	1,062,896	-	-	-	-	-	-	-	-	-	-	-	1,062,896
Executive Officers	11	17,887,490	340,037	-	-	-	16,315,265	-	-	-	-	-	22,282,237	56,825,028
Total	26	22,925,626	340,037	-	-	-	19,337,171	-	-	-	-	-	25,820,668	68,423,501

3. With regard to the variable remuneration for the two previous Fiscal Years and the forecasted amounts for the current Fiscal Year paid out to the Board of Directors, the Executive Officers and the Fiscal Council:

PROFIT SHARING

Forecast for 2011
Entity	Nº Members	Profit Sharing (R$)
		Minimum Amount Planned	Maximum Amount Planned	Amount Planned for Goals Met
Board of Directors	9	-	2,856,186	1,785,116
Fiscal Council	6	-	0.00	0.00
Executive Officers	9	-	17,059,230	10,662,019
Total	24	-	19,915,416	12,447,135

December 31, 2010
Entity	Nº Members	Profit Sharing (R$)
		Minimum Amount Planned	Maximum Amount Planned	Amount Planned for Goals Met	Effective Amount of the Income Statement
Board of Directors	9	-	2,125,963	1,521,729.16	2,125,963
Fiscal Council	6	-	-	-	-
Executive Officers	9	-	12,304,701	7,273,243.52	11,165,128
Total	24	-	14,430,664	8,814,972.68	13,291,092

31/12/2009
Entity	Nº Members	Profit Sharing (R$)
		Minimum Amount Planned	Maximum Amount Planned	Amount Planned for Goals Met	Effective Amount of the Income Statement
Board of Directors	9	-	3,181,580	2,559,683	3,021,906
Fiscal Council	6	-	-	-	-
Executive Officers	11	-	17,432,621	10,876,226	16,315,265
Total	26	-	20,614,201	13,435,910	19,337,171

Note: As shown in the table in item 2 above, the Company offers only an earnings sharing program, with the bonus thus being not applicable for the purposes of this item 3.

4. With regard to the share based plan remuneration for the Board of Directors and the Executive Officers, in effect for the last Fiscal Year and planned for the current Fiscal Year: a. general terms and conditions:

Under the aegis of the Company Stock Option Plan (“Plan”), senior employees and management of either the Company or its direct or indirect subsidiaries (“Beneficiaries”) are eligible to receive stock options for shares issued by the Company. They may also be offered American Depositary Receipts (“ADRs”). At the moment, 460 people (including managers and employees) hold stock options for shares issued by the Company, taking all the programs together.

The Plan was initially adopted in 1990 by the CompanhiaCervejaria Brahma, and was then approved by the Company at a General Meeting held on September 14, 2000, subsequently altered at the Extraordinary General Meetings held on April 20, 2006, April 27, 2007, and April 28, 2010. This establishes the general conditions for granting options, the criteria for defining the acquisition price, the terms and conditions of these options. Constraints are imposed on divestment of the shares acquired through the Plan, which also defines the various duties and responsibilities of the Board of Directors as the Plan Administrator.

Pursuant to the Plan, as its Administrator, the Board of Directors is endowed with powers for the organization thereof, in compliance with the general conditions of the Plan. The Board of Directors grants the options, establishing the terms and conditions applicable to each grant through Stock Option Programs (“Programs”), which may define the beneficiaries, the number and type of Company shares covered by the grant, the exercise price, the exercise periods and the deadline for exercising the options, together with rules regarding option transfers and possible constraints on the shares acquired, conditions for the delivery of the shares acquired, rules applicable to termination of employment, in addition to provisions on penalties. Additionally, targets may be set for the Company performance, with the Board of Directors also being empowered to define specific rules for Company employees transferred to other countries, including to the controlling shareholder or subsidiaries controlled by the Company.

The Beneficiaries granted these Options must sign Stock Option Agreements (“Agreements”) with the Company, through which the Beneficiaries have the option to purchase lots of shares issued by the Company in compliance with the terms and conditions of the Plan and the corresponding Program.

After the alterations to the Plan in 2006, the Company began to work with an options grant model described in greater detail in the following items. Under this model, six programs were approved respectively at Board of Directors Meetings held on April 25, 2006 (“2006 Program”), May 8, 2007 (“2007 Program”), February 27, 2008 (“2008 Program”), February 26, 2009 (“2009 Program”), July 30, 2009 (“2009.2 Program”) and March 1, 2010 (“2010 Program”).

In compliance with the conditions for the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the Beneficiary may decide to allocate 50%, 75% or 100% of the amounts received as profit sharing during the year, to the immediate exercise of options, thus acquiring the corresponding preferred shares issued by the Company. Should the Beneficiary decide to allocate its remuneration regarding profits sharing for the acquisition of stocks through this program, the first lot must be exercised at 50%, corresponding to Lot A of the options. In terms of the remaining 50% of the profit sharing, the Beneficiary may decide between exercising Lot B1 (equivalent to the remaining 50% of the share in the profits) or Lot B2 (equivalent to 25% of the share in the profits). The Beneficiary may also decide not to exercise any Lot B.

Should the Beneficiary opt to exercise any Lot B, it will also have the right to exercise a supplementary option represented by Lot C1 or Lot C2, depending on whether the Beneficiary exercised Lot B1 or B2 (“Supplementary Option”). The Supplementary Option may be exercised only after a period of five years and is subject to compliance with the Company performance goals as described in item “h” below.

Following the changes introduced to the Plan in 2010, the Company began to adopt a new option grant model, under which two Programs were approved, respectively, at Board of Directors Meetings held on August 19, 2010 (“2010.2 Program”) and November 30, 2010 (“2010.3 Program”). The new model is comprised of two types of grant, as follows: (i) In the first grant type, a Beneficiary may opt to apply 30%, 40%, 60% or 100% of the amount received as profit sharing in the year, to immediately exercise his or her options and thus purchase the relevant shares of preferred stock of the Company. Delivery of a substantial portion of the purchased shares is subject to continued employment with the Company for five (5) years as of the exercise date (“Grant 1”); (ii) In the second grant type, a Beneficiary will be entitled to exercise his or her options after a period of five (5) years (“Grant 2”). Exercising an option under this new model is not subject to meeting Company-set performance goals.

The 2010.2 Program included the two grant types discussed above, as follows: (i) Grant 1 - a Beneficiary may opt to apply 30%, 40%, 60% or 100% of the amount received as profit sharing in the year to immediately exercise his or her options and thus purchase the relevant shares of preferred stock of the Company, provided, however, that delivery of a substantial portion of the purchased shares is subject to continued employment with the Company for five (5) years as of the exercise date; (ii) Grant 2 - a Beneficiary will be entitled to exercise his or her options after a period of five (5) years.

Concerning the 2010.3 Program, a Beneficiary may exercise his or her options after a period of five (5) years (Grant 2). b. main purposes of the Plan:

The main purposes of the Plan are: (a) to encourage the expansion of the Company and successful performances pursuing its registered corporate purposes and the interests of its shareholders, aligning interests by allowing executives and senior employees to acquire shares issued by the Company, encouraging integration between the Company and its shareholders; and (b) allowing the Company to obtain and maintain the services of its executives and senior employees by offering themthe possibility of becoming shareholders of the Company. c. how the Plan contributes to these goals:

The possibility of acquiring shares issued by the Company under advantageous conditions allows considerable incentives to be introduced for the employees and managers of the Company to commit to creating value over the long term. Beneficiaries are encouraged to use their own funds in purchasing stock and then pursue its future appreciation, since in certain cases these stocks are subject to temporary sale lockups or, in others, delivery of stock purchased following grant of an option is subject to the employee's continued employment with the Company. Consequently, this Plan also strives to ensure that the Company retains its executives and senior employees.

d. how the Plan fits into the Company remuneration policy

This Plan is part of the variable remuneration mechanism of the Company, in this case slanted strongly towards encouraging the firm commitment of its employees to its corporate performance over the long term. As described below, this Plan includes elements that encourage the commitment of the Beneficiaries through the option of allocating their own funds to purchasing shares, allowing attractive returns should the value of the shares issued by the Company rise, in addition to ensuring shareholder payback over the long term. e. how the Plan aligns the interests of the Management and the Company over the short, medium and long terms

The options granted under this Plan include mechanisms that allow the alignment of the interests of the Management over different time frames, despite the fact that the higher goals of the Plan are related to the alignment of interests over the long term.

For the short term, it is noted that managers participating in the Plan are encouraged to contribute to the good earnings of the Company, as they will also have the right to receive dividends as shareholders.

Over the medium and long terms, the models used to grant options by the Company allows a percentage of the profit sharing received by the Beneficiary to be allocated to the immediate exercise with constraints on divestment or with delivery conditional on the executive’s staying with the Company. Through this, it is expected that the interests of the Beneficiary will be aligned with the expected increase in the value of the Company shares over the medium and long terms, as these shares will be subject to a lock-up period, when these shares cannot be divested (see also item “l” below) or a grace period, during which such shares shall remain unavailable (due to non delivery).

Furthermore, there are options that may only be exercised after a grace period of five years. Thus, the options grant with these characteristics serves as a powerful incentive for aligning the interests of the employees and Management of the Company over the long term, due to the possibility of considerable gains when the Company’s stock valuates. f. maximum number of shares covered

On December 31, 2010, the maximum number of shares covered by options still not yet exercised reached 6,169,345 Preferred Shares and 153,200 Common Shares issued by the Company, already including the effects of dilution arising from the exercise of all the options under all the Programs currently open. g. maximum number of options to be granted

Under each program the following numbers (*) of options have been granted to the members of the Board of Directors and Board of Executive Officers:

Programs prior to 2006: 7,135,000 options

Program 2006: 1,085,385 options;

Program 2007: 768,255 options;

Program 2008: 898,855 options;

Program 2009: 389,725 options;

Program 2009.2: 1,118,610 options;

Program 2010: 521,370 options;

Program 2010.2: 34,830 options;

Program 2010.3: 586,290 options.

(*)which each common and each preferred share issued by the Company were split into 5 (five) common shares and 5 (five) preferred shares, respectively

h. conditions for acquiring the shares

Programs prior to 2006

The terms of the programs prior to the alterations to the Plan in 2006 make provision for an option granted as a single Lot, with no final exercise deadline, so that this may be exercised at the time defined by the Beneficiary, through payment of the exercise price, which may be settled within a period of four years, open to extension for a further three years, and subject to annual interest at 8% (eight per cent) in addition to restatement by the General Price Index – Market (IGP-M).

Programs from 2006 to 2010

The conditions for the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs made provision for splitting the Options between Lot A, Lot B and Lot C. Lot A corresponds to the number of options equivalent to the net value of 50% of the profit sharing received by the Beneficiary, divided by the Lot A exercise price. In turn, Lot B may be exercised only jointly with Lot A, with the Beneficiary being permitted to choose between not exercising it or exercising Lot B1 (corresponding to the remaining 50% of its profit sharing) or Lot B2 (equivalent to a further 25% of its share in the profits).

Lot C, also called Supplementary Option, has its exercise necessarily conditionedto the exercise of Lots A and B, so that the decision to exercise Lot B1 will give the right to exercise Lot C1, while the decision to exercise Lot B2 will give the right to exercise Lot C2. Lot C1 consists of options corresponding to 50% of the share in the profits assigned to the Beneficiary (calculated by the gross value, meaning before taxes), divided by the market value as defined below in item “i” below, and multiplied by 4.6. Lot C2 consists of options corresponding to 25% of the share in the profits assigned to the Beneficiary (calculated at the gross value, meaning before taxes), divided by the market value and multiplied by 2.3.

The Supplementary Option may be exercised only (i) in compliance with the five-year vesting period as of the date of the corresponding Contract; and (ii) if specific quantitative goals are met in terms of the return on Company capital whereby it exceeds its capital cost by a margin defined in each Program. Meeting this goal must initially be ascertained for a three-year period as of the date of the corresponding Program. Should the goal not be met, the performance test may be conducted twice more at periods of four or five years as of the Program date.

Programs beginning in 2010

Under this new model, one or two types of grand may be established, to wit: (i) in Grant 1, the exercise price must be immediately paid, however the delivery of a substantial portion of purchased stock is subject to continued employment with the Company for five (5) years as of the exercise date; (ii) in Grant 2 a Beneficiary may only exercise his or her options after a grace period of five (5) years, upon immediate payment of the exercise price, in return for the delivery of the shares.. Exercising an option under this new model is not subject to meeting Company-set performance goals.

i. criteria established for setting the acquisition or exercise price

Programs prior to 2006

The options exercise price is equivalent to the average closing value of the shares on trading sessions run by the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros –“BM&FBOVESPA”) during the three days prior to the option grant date, applying a discount of 10% (ten per cent). As of the grant date, the price of the options still not exercised is readjusted by the IGP-M, with the deduction of the amounts distributed as dividends and interest on own capital until such date, which are also readjusted by the IGP-M.

Programs from 2006 to 2010

The options in Lot A and Lot C must be acquired at a price corresponding to the average value of the closing prices for shares of the same type during the 30 (thirty) days prior to the option aware date, traded on the BM&FBOVESPA (“Market Value”) or in specific cases, such as for the employees of subsidiaries with head offices outside Brazil, the average closing price of the ADRs during the same period, traded on the New York Stock Exchange (NYSE) or as specifically determined by the Program. The exercise price for the Lot B options is equivalent to the value of the Lots A and C options, applying a discount of 10% (ten per cent).

For the Supplementary Option (Lot C), the value of the dividends and interest on own capital effectively paid out by the Company on the corresponding shares for the period between granting the options and the exercise thereof is deducted from the exercise price, except in some specific cases.

Programs beginning in 2010

Pursuant to the new model (Programs 2010.2 and 2010.3), the option exercise price under Grant 1 corresponds to the closing price of similar stock traded at BM&FBOVESPA in the day immediately prior to the grant date. Specifically, e.g. regarding employees of certain subsidiaries, the exercise price is the closing price of American Depositary Receipt (“ADR”) traded at the New York Stock Exchange (“NYSE”) over the same period. A 10% discount shall apply to the exercise price, subject to certain terms and conditions under each program. The option exercise price under Grant 2, is the closing price of stock in the same category for the trading session at BM&FBOVESPA prior to the grant date, or, specifically in case of Beneficiaries not residing in Brazil, the closing price of ADRs traded at NYSE on the same date. j. criteria for establishing the exercise deadline Programs prior to 2006

Under programs prior to the alterations introduced to the Plan in 2006, there was no deadline for exercising the options, which were exercised at the time defined by the Beneficiary, when the corresponding acquisition of the shares were subject to a constraint of divestment, being locked up for five years. Thus, the Beneficiary had to remain committed to the Company under incentive conditions, with this commitment remaining effective at least during the five-year lock-up period, applicable to the corresponding shares acquired.

Programs from 2006 to 2010

Under the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the Lot A and Lot B options must be exercised immediately, at the same time as the Contract is signed by the Beneficiary, thus aiming at immediate commitment of the Beneficiary, as gains are possible only over the long term, in compliance with the purposes of the Program. Lot C is subject to a five-year vesting-period as of the signature date of the Contract. This period is felt to be necessary in order to ascertain compliance with the payback targets, resulting in long term commitment by the Beneficiary. Once this vesting period has expired, the options covered by Lot C may be exercised within a period of no more than five years, guaranteeing the Beneficiary a longer period of time to select the best moment for allocating a further portion of its funds to the exercise of these options.

Programs beginning in 2010

Concerning Grant 1, under the 2010.2 and 2010.3 Programs, any option tranche granted can be exercised in full only, immediately prior to execution of the relevant agreement by a Beneficiary. As for Grant 2, the exercise of any option is subject to a 5-year vesting period.

k. form of settlement

In general, the Company uses the shares held in the Treasury to respond to the exercise of options, or ADRs based on shares issued by the Company. The Company may also issue new shares, with a corresponding capital increase, always within the authorized capital as decided by the Board of Directors.

For programs prior to the alterations to the Plan in 2006, the amount corresponding to the exercise price may be paid over time by the Beneficiary. For other programs approved through to the date of this Proposal, the rule is that the exercise price must be paid in cash on subscription or purchase of the corresponding shares. The Lot C options may be paid within up to 5 (five) days after the exercise date thereof. l. constraints on share transfers

Programs prior to 2006

For programs prior to the alteration to the Plan in 2006, shares arising from the exercise of options are subject to a lock-up period of five years.

Programs from 2006 to 2010

For the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the shares arising from the exercise of options under Lot A are subject to a lock-up period of three years, while shares arising from the Lot B exercise are subject to a lock-up period of five years. This period is calculated as of the acquisition or subscription date to the corresponding shares. The Lot C options may be exercised only after a grace period of five years, but the shares corresponding to the exercise thereof are not subject to any lock-up period, being free for sale at any time.

Programs beginning in 2010

In the 2010.2 Program, stock purchased as a result of exercise of Grant 1 options are subject to a 5-year lock-up period as of the date of their exercise, while stock purchased upon exercise of Grant 2 options are free and clear and may be sold at any time. As for the 2010.3 Program, stock purchased under each Program following exercise of an option are free and clear and may be sold at any time.

m. criteria and events that will result in the suspension or alteration or termination of the Program, if ascertained

The Program may be altered or terminated by the Board of Directors. Notwithstanding the sphere of competence of the Board of Directors, no decision may alter the rights and obligations of any Contract in effect.

Additionally, in case of any dissolution, transformation, take-over, merger, spin-off, split or restructuring of the Company, the existing options will be subject to the rules established in this matter by the Board of Directors. n. effects of departure of an administrator from the Company entities on the rights held thereby as set out in the share-based remuneration plan

Programs from 2006 to 2010

In case of withdrawal or resignation, the shares deriving from Lot A and B shall remain with the Beneficiary and shall be released after the corresponding lock up periods, as per item 4.1 above. Further, the Beneficiary is obliged to return to the Company the amount corresponding to the 10% discount granted upon exercise of Lot B.

For other cases, such as retirement or permanent disability, the shares shall also remain with the Beneficiary and released after the corresponding lock-up period, however, he or she shall only be obliged to return the amount corresponding to the 10% discount granted upon exercise of Lot B if the departure occurs within 24 months of the beginning of the contract.

In case of (i) withdrawal or resignation, or (ii) dismissal for due cause, the Lot C options still open for exercise may be exercised within a period of 90 (ninety) days, while options whose vesting period has not yet expired will be terminated.

Should the Beneficiary leave the Company for any other reason, or should the Beneficiary retire at less than 60 (sixty) years of age, the Lot C granted less than 24 months will lapse, while the Lot C options granted more than 24 months previously may still be exercised within a period of 180 (one hundred and eighty) days after the expiry of the effective grace period. However, in this case, the Beneficiary must sign a non-competition agreement for a period of at least two years, and must also comply with the lockup periods and performance targets set for the corresponding Program. Moreover, the number of options open for exercise will be proportional to the period during which the work contract or term of office of the Beneficiary remained in effect after granting the options.

Should the Beneficiary retire at more than 60 (sixty) years of age or be subject to permanent disability, he will have the right to exercise all the options not yet exercised thereby, provided that he also signs the above-mentioned non-competition agreement and complies with the lock-up periods and the applicable performance targets as set forth in the corresponding Program.

In case of the demise of a Beneficiary, the successors thereof will have the right to exercise options not yet exercised immediately and for the periods set forth in the respective program, in proportion to the period during which the work contract or term of office of the Beneficiary remained in effect after the option grant date. In this case, compliance with the performance targets applicable to the Program will be waived, with no lock-up period required.

Programs beginning in 2010

In the 2010.2 Program, except in the instances described below, any Beneficiary of a Grant 1 option who is severed for whatever reason before the vesting period has elapsed will have forfeited his or her right to the unvested stock, and must also reimburse to the Company the amount corresponding to the 10% discount given on the exercise price.

A Beneficiary will have the right to the relevant stock upon retiring past 60 years of age, subject to the vesting period set out in the applicable Program, provided he or she will execute a non-competition agreement with a minimum term of 2 (two) years, and also to the same lock-up requirements. In the event a Beneficiary's tenure or employment is terminated for any reason except good cause or retirement under age 60 within twenty-for months (24) from the option grant date: (i) provided he or she will have executed the aforementioned non-competition agreement, the Beneficiary will have the right to receive any options granted, at all times proportionate to the number of months during which the same remained in the relevant position or office with the Company as of the date of the grant, plus any stock assigned to that Beneficiary as of the date of termination of the relevant employment or tenure; (ii) the Beneficiary will reimburse to the Company the amount of the 10% discount given on the exercise price, on a proportionate basis; and (iii) the Beneficiary must comply with any applicable lock-up period. In the event of death or permanent inability of a Beneficiary, the same (or his or her heirs or assigns, as applicable) will be entitled to immediately receive the stock relative to any option granted, plus any other stock already assigned in the period.

With regard to Grant 2 under the 2010.2 Program, in the event of (i) termination of his or her employment for cause or a similar reason, renouncement or request for resignation, a Beneficiary will forfeit the right to exercise any option that is not qualified to be exercised, and any option that is qualified to be exercised may be so within ninety (90) days from the severance date, upon which the same will be canceled; (ii) termination without cause, any option that is not qualified to be exercised will lapse and any option already qualified to be exercised may be so within one hundred and eighty (180) days from the severance date, upon which the same will be canceled; (iii) retirement before 60 years of age, any option that is not qualified to be exercised will lapse and any option already qualified to be exercised may be so by or before March 30, 2020; (iv) retirement past 60 years of age, a Beneficiary may exercise any option that is not qualified to be exercised under the Program's terms and conditions, provided, however, that he or she will execute a non-competition agreement with a minimum term of 2 (two) years, subject to the relevant lock-up requirements, and that any option already qualified to be exercised may be so by or before March 30, 2020; and (v) death or permanent inability, any and all options, whether qualified to be exercised or not, may be exercised immediately by or before March 30, 2020.

For the 2010.3 Program, the following rules will apply in the event of a Beneficiary's termination of employment: (i) in the event of termination for cause or similar reason, renouncement or request for resignation or leave without pay for a period exceeding twenty-four (24) months, any option that is not qualified to be exercised will lapse and any option already qualified to be exercised may be so within ninety (90) days from the severance date, upon which the same will be canceled; (ii) in the event of termination without cause or severance resulting from outsourced services, sale of an affiliate company or Company's business unit, any option that is not qualified to be exercised will lapse and any option already qualified to be exercised may be so within one hundred and eighty (180) days from the severance date, upon which the same will be canceled; (iii) in the event of severance after a Beneficiary has achieved seventy (70) years cumulatively (i.e. sum of a Beneficiary's age plus duration of his or her service with the Company at severance date), any option that is qualified to be exercised may be so and any option that is not qualified to be exercised may nevertheless be so proportionately if (a) the Beneficiary subscribed to Tranche B options in the last five (5) years, in case severance took place in the period of twenty-four (24) months prior to the option grant and provided he or she will execute a non-competition agreement, and (b) proportionately, also subject to execution a non-competition agreement, in case severance took place after the foregoing 24-month period; (v) in the event of severance after a Beneficiary has achieved eighty (80) years cumulatively (i.e. sum of a Beneficiary's age plus duration of his or her service with the Company at severance date), any option not qualified to be exercise may nevertheless be so in each relevant time period, provided, however, that the exercise of any such option will be contingent upon execution of a non-competition agreement if the Company's Board of Directors so requires; and (v) in the event of death or permanent inability, any option already qualified to be exercised may be so within each relevant time period, and any option that is not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Company's Board of Directors may, in case of permanent inability, require any such exercise be contingent upon execution of a non-competition agreement.

5. Shares or quotas held directly or indirectly in Brazil or elsewhere, and other stock-convertible securities or quotas issued by the Company, it direct or indirect parent or subsidiary companies or companies under common control, by members of the Board of Directors, the Executive Officers or the Fiscal Council, grouped by entity on the closing date of the last Fiscal Year.

December 31, 2010

Issued by AmBev
Entity / Names	Nº Shares and ADRs			Nº Options			TOTAL
	ON	PN	TOTAL	ON	PN	TOTAL	ON	PN	TOTAL

Board of Directors	837,086	3,564,450	4,401,536	0	1,927,020	1,927,020	837,086	5,491,470	6,328,556
Executive Officers	696,310	753,943	1,450,253	169,150	4,322,080	4,491,230	865,460	5,076,023	5,941,483
Fiscal Council	30	0	30	0	0	0	30	0	30
Total	1,533,426	4,318,393	5,851,819	169,150	6,249,100	6,418,250	1,702,576	10,567,493	12,270,069

Issued by AB-InBev
Entity / Names	Nº Shares and ADRs			Nº Options			TOTAL

Board of Directors	7,147,786			8,570,066			15,717,852
Executive Officers	71,076			4,059,378			4,130,454
Fiscal Council	-			-			-
Total	7,218,862			12,629,444			19,848,306

6. Share-based paymentrecognized in the income statement for the two previous Fiscal Years and forecast for the current Fiscal Year, paid out to the Board of Directors and the Executive Officers:

SHARE-BASED REMUNERATION
December 31, 2010
							2010						2010
Entity	No. Members	Grant Date	Options Granted (1)	Beginning of exercise	Deadline for exercise	Lock-Up Period	Quantity (1)						Weighted average price for the Fiscal Year (1) and (2)				Fair value on grant date (R$ million)	Potential dilution if fully exercised (3)
							Outstanding opening balance ON	Outstanding opening balance PN	Lost during the fiscal year	Exercised during the fiscal year ON	Exercised during the fiscal year PN	expired during the fiscal year	Outstanding opening balance	Lost during the fiscal year	Exercised during the fiscal year	expired during the fiscal year
Board of Directors	9	10 Apr 2003	5,000,000	Undetermined	Undetermined	5 years	-	-	-	-	-	-	11.42	-	-	-	33,780	0.2595%
		27 Apr 2006	700,025	27 Apr 2011	27 Apr 2016	5 years	-	700,025	-	-	-	-	16.92	-	-	-	9,100	0.0217%
		30 Apr 2007	414,345	30 Apr 2012	30 Apr 2017	5 years	-	414,345	-	-	-	-	19.04	-	-	-	5,124	0.0133%
		30 Apr 2008	345,650	30 Apr 2013	30 Apr 2018	5 years	-	345,650	-	-	-	-	24.99	-	-	-	5,776	0.0112%
		28 Aug 2009	140,235	28 Aug 2014	28 Aug 2019	5 years	-	140,235	-	-	-	-	26.01	-	-	-	2,540	0.0045%
		30 Mar 2010	170,570	30 Mar 2015	30 Mar 2020	5 years	-	170,570	-	-	-	-	34.79	-	-	-	3,309	0.0055%
		19 Aug 2010	34,830	30 Mar 2015	30 Mar 2020	5 years	-	34,830	-	-	-	-	37.36	-	-	-	767	0.0011%
		30 Nov 2010	121,365	30 Nov 2015	29 Nov 2020	5 years	-	121,365	-	-	-	-	46.80	-	-	-	2,194	0.0039%
			6,927,020				-	1,927,020	-	-	-	-
Executive Officers	6	10 Apr 2003	2,135,000	Undetermined	Undetermined	5 years	170,425	852,150	-	17,225	86,125	-	11.42	-	57.51	-	11,426	0.111%
		27 Apr 2006	385,360	27 Apr 2011	27 Apr 2016	5 years	-	385,360	-	-	-	-	16.92	-	-	-	5,009	0.012%
		30 Apr 2007	353,910	30 Apr 2012	30 Apr 2017	5 years	-	353,910	-	-	-	-	19.04	-	-	-	4,376	0.011%
		30 Apr 2008	553,205	30 Apr 2013	30 Apr 2018	5 years	-	553,205	-	-	-	-	24.99	-	-	-	9,244	0.018%
		30 Mar 2009	389,725	30 Mar 2014	30 Mar 2019	5 years	-	389,725	-	-	-	-	18.45	-	-	-	5,163	0.013%
		28 Aug 2009	978,375	28 Aug 2014	28 Aug 2019	5 years	-	978,375	-	-	-	-	26.01	-	-	-	17,721	0.032%
		30 Mar 2010	350,800	30 Mar 2015	30 Mar 2020	5 years	-	350,800	-	-	-	-	34.79	-	-	-	6,805	0.011%
		30 Nov 2010	464,925	30 Nov 2015	29 Nov 2020	5 years	-	464,925	-	-	-	-	46.80	-	-	-	8,403	0.037%
			5,611,300				170,425	4,328,450	-	17,225	86,125	-
Fiscal Council	9		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	24		12,538,320				170,425	6,255,470		17,225	86,125

(1) which each common and each preferred share issued by the Company were split into 5 (five) common shares and 5 (five) preferred shares, respectively

(2) The exercise price is readjusted by the IGP-M index and deducted from the amount of dividends and interest on own capital paid by the Company since the grant date, for which reason the prices informed on the charts above (regarding 2009-2011) are different.

(3) The potential dilution considers that 100% of the options granted and still pending exercise shall be exercised at the base-date of this Proposal – December 31, 2010 – and that the Company will issue the corresponding shares deriving from such exercise.  The dilution is calculated through the ratio between the number of new shares issued by the total amount of shares of the Company after issuance.  For further information, please see item 9.

Please note that these grants apply to anyone who is currently a member of each organization.
NOTE: It is not possible to estimate certain data on account of contingency upon future events.

December 31, 2009
							2009						2009
Entity	No. Members	Grant Date	Options Granted (1)	Beginning of exercise	Deadline for exercise	Lock-Up Period	Quantity(1)						Weighted average exercise price (1) and (2)				Fair value on grant date (R$ million)	Potential dilution if fully exercised (3)
							Outstanding opening balance ON	Outstanding opening balance PN	Lost during the fiscal year	Exercised during the fiscal year ON	Exercised during the fiscal year PN	expired during the fiscal year	Outstanding opening balance	Lost during the fiscal year	Exercised during the fiscal year	expired during the fiscal year

Board of Directors	9	10 Apr 2003	5,000,000	Immediate	Undetermined	5 years	44,350	221,760	-	44,350	221,760	-	10.91	-	11.22	-	33,780	0.2595%
		27 Apr 2006	700,025	27 Apr 2011	27 Apr 2016	0	-	700,025	-	-	-	-	18.14	-	-	-	9,100	0.0217%
		30 Apr 2007	414,345	30 Apr 2012	30 Apr 2017	0	-	414,345	-	-	-	-	20.25	-	-	-	5,123	0.0133%
		30 Apr 2008	345,650	30 Apr 2013	30 Apr 2018	0	-	345,650	-	-	-	-	26.21	-	-	-	5,775	0.0112%
		28 Aug 2009	140,235	28 Aug 2014	28 Aug 2019	0	-	140,235	-	-	-	-	26.80	-	-	-	2,540	0.0045%
			6,600,255				44,350	1,822,015	-	44,350	221,760	-	-		-		-
Executive Officers	11	10 Apr 2003	2,435,000	Immediate	Undetermined	5 years	194,865	974,305	-	24,440	122,155	-	10.91	-	11.48	-	16,450	0.1264%
		27 Apr 2006	485,935	27 Apr 2011	27 Apr 2016	0	-	485,935	-	-	-	-	18.09	-	-	-	6,317	0.0009%
		30 Apr 2007	403,535	30 Apr 2012	30 Apr 2017	0	-	403,535	-	-	-	-	20.17	-	-	-	4,990	0.0019%
		30 Apr 2008	630,075	30 Apr 2013	30 Apr 2018	0	-	630,075	-	-	-	-	26.07	-	-	-	10,528	0.0279%
		30 Mar 2009	389,725	30 Mar 2014	30 Mar 2019	0	-	389,725	-	-	-	-	19.55	-	-	-	5,162	0.0130%
		28/8/2009	1,152,130	28 Aug 2014	28 Aug 2019	0	-	1,152,130	-	-	-	-	26.80	-	-	-	20,867	0.0036%
			5,496,400				194,865	4,035,705	-	24,440	122,155	-
Fiscal Council	6

Total	26		12,096,655				239,215	5,857,720	0.00	68,790	343,915	-

(1) which each common and each preferred share issued by the Company were split into 5 (five) common shares and 5 (five) preferred shares, respectively

(2) The exercise price is readjusted by the IGP-M index and deducted from the amount of dividends and interest on own capital paid by the Company since the grant date, for which reason the prices informed on the charts above (regarding 2009-2011) are different.

(3) The potential dilution considers that 100% of the options granted and still pending exercise shall be exercised at the base-date of this Proposal – December 31, 2010 – and that the Company will issue the corresponding shares deriving from such exercise.  The dilution is calculated through the ratio between the number of new shares issued by the total amount of shares of the Company after issuance.  For further information, please see item 9.

Please note that these grants apply to anyone who is currently a member of each organization.

Forecast for 2011 is demonstrated on item 3.2 herein.

7Options

12/31/2010

Entity	No. Members	Not exercisable							Exercisable
		Type	Quantity (1)	Exercise Date	Deadline for exercise	Share release period	Weighted average price for the Fiscal Year (1)	Fair value of the options on 12/31/2010 (R$ ) (1)	Type	Quantity (1)	Type	Quantity (1)	Deadline for exercise	Share release period	Weighted average price for the Fiscal Year (1)	Fair value of the options on 12/31/2010 (R$ million) (1)

Board of Directors	9	Pref	700,025	27-Apr-11	27-Apr-16	5 years	15.22	29,730	Com	-	Pref	-	27-Apr-16	5 years	-	-
		Pref	414,345	30-Apr-12	30-Apr-17	5 years	17.33	17,191	Com	-	Pref	-	30-Apr-17	5 years	-	-
		Pref	345,650	30-Apr-13	30-Apr-18	5 years	23.29	13,487	Com	-	Pref	-	30-Apr-18	5 years	-	-
		Pref	140,235	28-Aug-14	28-Aug-19	5 years	16.75	5,403	Com	-	Pref	-	30-Mar-19	5 years	-	-
		Pref	205,400	30-Mar-15	30-Mar-20	5 years	28.87	7,273	Com	-	Pref	-	28-Aug-19	5 years	-	-
		Pref	121,365	30-Nov-15	29-Nov-20	5 years	37.36	2,441	Com	-	Pref	-	30-Mar-20	5 years	-	-
			1,927,020
Executive Officers	6	Pref	-	Undetermined	Undetermined	5 years	12.05	-	Com	15,950	Pref	79,755	Undetermined	5 years	12.05	653
		Pref	-	Undetermined	Undetermined	5 years	11.46	-	Com	153,200	Pref	766,025	Undetermined	5 years	11.46	6.297
		Pref	385,360	27-Apr-11	42,487	5 years	15.2	16,366	Com	-	Pref	-	27-Apr-16	5 years	-	-
		Pref	353,910	30-Apr-12	42,855	5 years	17.3	14,684	Com	-	Pref	-	30- Apr -17	5 years	-	-
		Pref	553,205	30-Apr-13	43,220	5 years	23.3	21,586	Com	-	Pref	-	30- Apr -18	5 years	-	-
		Pref	389,725	30-Mar-14	43,554	5 years	16.8	16,287	Com	-	Pref	-	30-Mar-19	5 years	-	-
		Pref	978,375	28-Aug-14	43,705	5 years	24.3	37,697	Com	-	Pref	-	28-Ago-19	5 years	-	-
		Pref	350,800	30-Mar-15	43,920	5 years	33.4	12,422	Com	-	Pref	-	30-Mar-20	5 years	-	-
		Pref	464,925	30-Nov-15	44,164	5 years	46.8	9,350	Com	-	Pref	-	29-Nov-20	5 years	-	-
			3,476,300							169,150		845,780
Total	25		5,403,320						Com	169,150	Pref	-845,780

(1) On December 17, 2010 the shareholders convened in an extraordinary general meeting approved a stock split of the Company’s capital, pursuant to which each common and each preferred share issued by the Company were split into 5 (five) common shares and 5 (five) preferred shares, respectively, without any modification to the amount of the Company’s capital stock. For comparison purposes, information related to the amounts and fair value data for preceding years was remade to reflect the impact of this stock split.

8.  For options exercised and shares transferred as share-based remuneration paid to the Board of Directors and the Executive Officers, during the two previous Fiscal Years, draw up a table with the following contents:

OPTIONS
December 31, 2010
Entity	N. Members	Options Exercised						Shares Transferred
		Type	N. Shares (1)	Type	N. Shares (1)	Weighted average exercised price (1)	Total difference between exercise and market price (1)	Type	Nº Shares	Type	N. Shares	Weighted average exercised price	Total difference between exercise and market price
Board of Directors	9	Com	-	Pref	-	-	-	Com	-	Pref	56,775	33	996,826
Executive Officers	9	Com	17,225	Pref	86,125	11.53	3,906,536	Com	-	Pref	155,280	34	2,557,565
Total	18	Com	17,225	Pref	86,125		3,906,536	Com	-	Pref	212,055		3,554,392

December 31, 2009
Entity	N. Members	Opções Exercidas						Shares Transferred
		Type	N. Shares (1)	Type	N. Shares (1)	Weighted average exercised price (1)	Total difference between exercise and market price (1)	Type	N. Shares	Type	N. Shares	Weighted average exercised price	Total difference between exercise and market price
Board of Directors	9	Com	44,350	Pref	221,760	11.22	6,043,367	Ord	0	Pref	46,685	25.39	438,949
Executive Officers	11	Com	24,440	Pref	122,155	11.48	3,291,215	Ord	0	Pref	511,975	23.66	5,699,962
Total	20	Com	68,790	Pref	343,915		9,334,581	Ord	0	Pref	558,660		6,138,912

(1) On December 17, 2010 the shareholders convened in an extraordinary general meeting approved a stock split of the Company’s capital, pursuant to which each common and each preferred share issued by the Company were split into 5 (five) common shares and 5 (five) preferred shares, respectively, without any modification to the amount of the Company’s capital stock. For comparison purposes, information related to the amounts and fair value data for preceding years was remade to reflect the impact of this stock split.

9. Information required to understand the data disclosed in items 3.6 to 3.8 (including the share and option value pricing method): a. pricing model

The fair value of the options granted under the Program is priced on the basis of the Hull Binomial Model, altered to reflect the directive set forth in Technical Pronouncement CPC 10 – Share-Based Payment, through which the premises on cancelation prior to the expiry of the implementation period may not affect the fair value of the option.

This model is based on the core assumption that the behavior of a share price at future periods may be calculated through two possible paths: one ascending and the other descending. Thus, a trajectory tree is constructed for the share price. The ascending factor and the descending factor are determined on the basis of the share volatility and the length of time between the steps in the tree. The share path trajectories are determined through to the maturity date.

In parallel, a tree is also constructed representing the option value for each period. The option value is determined backwards, starting from the expiry date of the grace period. For the final period, the rule for the decision taken by the option holder is to exercise the option or not. b. data and assumptions used in the pricing model, including the weighted average share price, the exercise price, the expected volatility, the duration of the option, the expected dividends and the risk free interest rate

Calculation data

In compliance with Technical Pronouncement CPC 10 – Share-Based Payment, the options must be assessed on the respective dates on which they are granted (in this case, the approval date of the corresponding Program).

Average Weighted Share Price

The price of the Company shares taken as the basis for calculating the value of the respective options is the Market Value as defined below.

Exercise Price

Programs from 2006 to 2010

The options encompassed by Lot A and Lot C must be acquired at an exercise price equivalent to the average closing prices of shares of the same type during the 30 (thirty) days prior to the date on which the option is granted, traded on the São Paulo Stock Exchange (BM&FBOVESPA) (“Market Value”), or, in specific cases, such as for the employees of subsidiary companies headquartered outside Brazil, the average closing price of the ADRs during the same period, traded on the New York Stock Exchange (NYSE) or as specifically determined by the Program. The exercise price of the Lot B options is equivalent to the Market Value, applying a 10% (ten per cent) discount.

For the Supplementary Option (Lot C), the value of the dividends and interest on own capital effectively paid out by the Company on the corresponding shares during the period between granting the options and the corresponding exercise thereof is deducted from the exercise price.

Programs beginning in 2010

The option exercise price under Grant 1 (2010.2 Program) corresponds to the average of closing prices of similar stock traded at BM&FBOVESPA in the thirty (30) days immediately prior to the grant date. Specifically, e.g. regarding employees of certain subsidiaries, the exercise price is the average of closing prices of ADRs traded at the NYSE over the same period. A 10% discount shall apply to the exercise price, subject to certain terms and conditions under each Program.

The option exercise price under Grant 2 (2010.2 and 2010.3 Programs) is the closing price of stock in the same category for the trading session at BOVESPA prior to the grant date, or, specifically in case of Beneficiaries not residing in Brazil, the closing price of ADRs traded at NYSE on the same date.

Expected Volatility

The forecast volatility is based on the historical volatility calculated from 252 (two hundred and fifty-two) days of historical data. The Hull Binomial Model assumes that all the employees exercise their options immediately if the Company share price reaches 2.5 times the exercise price.

Duration of Option Programs from 2006 to 2010

Under this option granting model used by the Company, the Lot A and Lot B options must be exercised immediately, with a duration equivalent to zero. The Supplementary Option has a total duration of ten years, consisting of a five-year vesting period and a five-year exercise period.

Programs beginning in 2010

Options under Grant 1 of the 2010.2 Program must be exercised immediately, and have an option life equivalent to zero. On the other hand, options under Grant 2 of the 2010.2 Program and options under the 2010.3 Program have an aggregate option life of ten years, that is, vesting period plus exercise time limit.

Expected Dividends (Dividends Distribution Rate)

The dividends distribution rate represents the ratio between the dividend per share paid out during a specific period and the share on the market. This variable was calculated on the basis of the historical records for distribution of dividends and interest on own capital built up by the Company, and corresponds to 5%. However, as some of the options granted are protected in terms of dividends, meaning that the amounts paid out as dividends and interest on own capital for each corresponding share, in these cases, are deducted from their exercise prices, the dividends distribution rate was considered as equal to zero, for the purposes of calculating the fair value of the options.

Risk Free Interest Rate

The risk free interest rates were obtained from the Brazilian Central Bank (BACEN), and refer to the Special Settlement and Custody System (SELIC) rates on the respective option award dates, for securities with a similar maturity.

For illustrative purposes, the data presented in this item “b” were the following, for the options granted during the 2009 and 2010 Fiscal Years:

OPTIONS PRICING MODEL

December 31, 2010
Assumptions	2010 (1)	2009 B (2)	2009 A (2)
Pricing model	Binomial Hull
Fair value of the options granted	18.74	18.11	13.25
Share price	40.14	26.80	19.59
Exercise price	40.94	26.01	18.46
Expected volatility (*)	28.40%	45.10%	48.20%
Vesting period (years)	5	5	5
Expected dividends	From 0 to 5%	0%	0%
Risk free interest rate	12.20%	12.60%	11.80%

(*) Historical volatility based on the last 252 days
(1) Data concerning 2010 comprise the weighted averages of programs approved in 2010.
(2) Data concerning 2009 was recalculated taking into account the stock split transaction completed on December 17, 2010.

2009 A: Stock Option program based on profit sharing paid during the first half of 2009, related to 2008 profits
2009 B:Stock Option program based on profit sharing paid during the second half of 2009, related to profit for the period between January 1, 2009 to June 30, 2009

c. method and assumptions used to incorporate the expected effects of early exercise of options

The Hull Binomial Model used by the Company assumes that all the employees would immediately exercise their options if the AmBev share price was 2.5 times above the exercise price. d. manner of determining the expected volatility

The expected volatility for 2009 programs is based on historical data looking back the last two hundred and fifty-two (252) days. Beginning with the 2010 Programs, volatility is measured as of March 2004. The binomial Hull model assumes all employees would immediately exercise their options if our share price is 2.5 times above the exercise price.

e. has any other characteristic of the option been incorporated into the measurement of its fair value

Not applicable.

Potential dilution deriving from the exercise of the options

The potential dilution, as disclosed on item 6.e above and represented by the table below, considers that 100% of the options granted and that are available, are exercised at the base-date of this Proposal, or December 31, 2010, and also that the Company shall issue new shares in connection with such exercise. The dilution is calculated through the ration between the number of new shares issued by the total amount of shares of the capital stock, after such issuance.

Entity	Grant Date	Options granted during the Year	Shares of the Capital Stock by end of Fiscal Year (Date 12.31.2010)	Potential dilution if fully exercised
Board of Directors	10/Apr/2003	5,000,000	3,104,361	0.260%
	27/Apr/2006	700,025	3,104,361	0.022%
	30/Apr/2007	414,345	3,104,361	0.013%
	30/Apr/2008	345,650	3,104,361	0.011%
	28/Aug/2009	140,235	3,104,361	0.005%
	30/Mar/2010	170,570	3,104,361	0.006%
	19/Aug/2010	34,830	3,104,361	0.001%
	30/Nov/2010	121,365	3,104,361	0.004%
Executive Officers	10/Apr/2003	2,135,000	3,104,361	0.111%
	27/Apr/2006	385,360	3,104,361	0.012%
	30/Apr/2007	353,910	3,104,361	0.011%
	30/Apr/2008	553,205	3,104,361	0.018%
	30/Mar/2009	389,725	3,104,361	0.013%
	28/Aug/2009	978,375	3,104,361	0.032%
	30/Mar/2010	350,800	3,104,361	0.011%
	30/Nov/2010	464,925	3,104,361	0.037%

10. For pension plans in effect offered to Board of Directors Members and Statutory Directors, provide the following information in the form of a table:

RETIREMENT BENEFITS
31/12/2010
Entity	Nº Members	Plan Name	Retirement Conditions	Early retirement requirements	Accumulated balance Sponsor contributions	Sponsor contributions during the Fiscal Year	Early redemption
Board of Directors	5	Defined Contribution Plan	1 Yes, 4 No	53 years old and 11 years of the Plan	11,308,150	902,888

Yes, upon termination of labor contract and provided that the participant is not eligible to the retirement benefit of the Plan nor chooses the proportional differed benefit, by portability or self-sponsorship.  The amount redeemed shall correspond to the contributions made by the participant

Executive Officers	7	Defined Contribution Plan	No	53 years old and 11 years of the Plan	1,891,813	220,457

Yes, upon termination of labor contract and provided that the participant is not eligible to the retirement benefit of the Plan nor chooses the proportional differed benefit, by portability or self-sponsorship.  The amount redeemed shall correspond to the contributions made by the participant

Executive Officers	1	Defined Benefit Plan	No	53 years old, 11 years of the Plan and INSS	Not applicable	Not applicable	Yes, in accordance with plan rules, "Article 59 - Redemption (Reimbursement of Plan Balance)
Total	13				13,199,963	1,123,345

11. Remuneration during the two previous Fiscal Years of the Board of Directors, the Executive Officers and the Fiscal Council

Entity	N. of Members	Largest Individual Remuneration	Lowest Individual Remuneration	Average Individual Remuneration
Board of Directors (1)	9	4.786.119	219.643	980.723
Fiscal Council (2)	6	370.290	74.455	213.030
Executive Officers	9	12.046.180	990.412	2.622.572
Total	24	17.202.589	1.284.510	3.816.325
December 31, 2009
Entity	N. of Members	Largest Individual Remuneration	Lowest Individual Remuneration	Average Individual Remuneration
Board of Directors (1)	9	2.926.732	208.693	662.540
Fiscal Council (2)	6	331.348	104.347	177.150
Executive Officers	11	5.747.258	1.062.392	1.626.135
Total	26	9.005.338	1.375.432	2.465.825

(1) From the 9 members of the Board of Directors, 3 do not receive any form of remuneration by the Company. Thus, the average individual remuneration presented herein is calculated considering only 6 members, which are the ones that receive remuneration from the Company.

(2) Correspond to 3 members and 3 alternate members of the Fiscal Council

12. Contractual arrangements, insurance policies or other instruments structuring remuneration or indemnization mechanisms for the Management in case of dismissal from the position or retirement (including the financial consequences for the Company):

To date, there are no contractual arrangements, insurance policies or other instruments structuring remuneration or indemnization mechanisms for the management in case of dismissal from their positions or retirement.

13. In connection with the Two Previous Fiscal Years, the Percentage of the total remuneration of each entity recognized in the earnings of the Company for the Members of the Board of Directors, the Executive Officers or the Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined by the accounting rules addressing this matter:

PARTIES RELATED TO THE CONTROLLING SHAREHOLDERS

PARTIES RELATED TO THE CONTROLLING SHAREHOLDERS
December 31, 2010
Entity	Nº Members	Total Remuneration	%
Board of Directors	5	5,664,692	96%
Fiscal Council	0	-	-
Executive Officers	0	-	-
Total	5	5,664,692	18%
December 31, 2009
Entity	Nº Members	Total Remuneration	%
Board of Directors	5	2,835,246	71%
Fiscal Council	0	-	-
Executive Officers	0	-	-
Total	5	2,835,246	12%

Includes fees recognized in the income statement of the Company from a related party to the controlling shareholder.
Does not include profit sharing and compensation costs arising from granting options.

14. In connection with the Two Previous Fiscal Years, Amounts recognized in the income statement of the Company as remuneration paid to the Members of the Board of Directors, the Executive Officers or the Fiscal Council, grouped by entity, for any reason other than the positions held thereby, such as commissions and fees for consulting or advisory services rendered, for example: None.

15. , Amounts recognized in the income statement of the direct or indirect controlling shareholders, companies under common control and the subsidiaries of the Company, as remuneration paid to the Member of the Board of Directors, the Executive Officers or the Fiscal Council of the Company, grouped by entity, specifying the reason why such amounts were assigned to these individuals:

12/31/2010
Entity	Nº Members	Total Remuneration (*)
Board of Directors	0	-
Fiscal Council	0	-
Executive Officers	9	11,553,356
Total	9	11,553,356

(*) Corresponds to the compensation cost recognized in the AB-InBev income statement for the share options granted by this company to Members of the Executive Officers.
12/31/2009
Entity	Nº Members	Total Remuneration (*)
Board of Directors	0	-
Fiscal Council	0	-
Executive Officers	11	12,971,812
Total	11	12,971,812

(*) Corresponds to the compensation cost recognized in the AB-InBevincome statement for the share options granted by this company to Members of the Executive Officers.

16. Other relevant information:

All relevant information pertinent to this matter has been disclosed in the items presented above.

ANNEX V
(pursuant to Annex 14 of CVM Instruction Nº 481, December 17, 2009)

1. Value of the increase in the new equity capital.
2. Form of capital increase.

1. Increase in the equity capital through the issue of shares arising from the partial capitalization of the tax benefit

In view of the partial capitalization of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the 2010 Fiscal Year, pursuant to the Article 7 of CVM Ruling N. 319/99, we propose a capital increase in the amount of R$ 528,505,188.20, upon issuance of 7,246,641 common shares and 5,654,356 preferred shares, at the issuance price of R$37.85 and R$ 44.96 per share, respectively, which correspond to the closing prices at the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) on January 29, 2011, when the abovementioned tax benefit was earned, wheres, of the shares to be issued: a) 5,364,055 common shares and 2,553,036 preferred shares shall be fully subscribed and paid in by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A., controller of the Company, upon the capitalization of 70% of the abovementioned tax benefit, in the amount of R$ 317,813,965.40, resulting in an increase from R$ 7,634,347,969.97 to R$ 7,952,161,935.37; b) up to 1,882,586 common shares and up to 3,101,320 preferred shares, derive from the preemptive rights of the remaining shareholders in this increase, in a proportion of 0.41567139% of their respective stakes in the Company held on the date of the Extraordinary General Meeting, compliant with types, at the same price as mentioned above, for payment in cash on subscription thereto. Further information on the subscription process and the assignment of subscription rights will be disclosed in the Notice to the Shareholders to be published after the Extraordinary General Meeting.

1. Increase in the equity capital with no issue of shares arising from the partial capitalization of the tax benefit

Additionally, for the reasons set forth in item 3 below, we also propose that the Extraordinary General Meeting should approve a capital increase of R$ 136,205,985.17, without the issuance of new shares, through the capitalization of 30% of the tax benefit earned by the Company with the partial amortization of its Special Premium Reserve – IN 319/99 for the 2010 Fiscal Year, pursuant to Article 7 of CVM Normative Ruling No. 319/99, resulting in a capital increase from R$ 7,952,161,935.37 to R$8,088,367,920.54.

3. Explain in detail the reasons for the capital increase and its legal and economic consequences

As a result of the merger of InBev Holding Brazil S.A. into the Company in 2005 (the “Merger”), the Company has been posting a tax benefit each January arising from the partial amortization of the premium, compliant with the term set forth in Instruction Nº 319/99 issued by the Brazilian Securities Commission (“CVM”).

As allowed by CVM Instruction Nº 319/99, the Protocol and Justification signed on July 7, 2005 that addressed the Merger established that 70% of the portion of the Special Premium Reserve on the Merger corresponding to the tax benefit posted by the Company due to the amortization of the premium would be subject to capitalization to the benefit of the controlling shareholder, which at that time was called InBev N.V./S.A. (currently Anheuser-Busch InBev N.V./S.A., and hereinafter called “AB InBev”),with the remaining 30% being capitalized without issuing new shares, consequently reverting in favor of all the shareholders of the Company.

In compliance with the matters agreed, the capital increases of the Company implemented since 2006 and arising from the capitalization of portions of the Special Premium Reserve built up through the Merger have been addressed through deliberations at General Meetings, in the amounts listed below, with the resulting subscription of shares corresponding to 70% of the increase by Interbrew International B.V. and AmBrew S/A, subsidiaries of AB InBev, with the remaining shareholders granted preemptive rights for proportional subscriptions to the additional shares:

Year	Tax benefit (R$)	AB InBev Subscription (70%) (R$)	Subscription Right of First Refusal (R$)	Capital increase with no issue of shares (30%) (R$)
2006	19,376,853.18	13,530,026.66	3,433,071.93	5,846,826.52
2007	248,786,955.08	174,150,869.20	128,333,084.46	74,636,085.88
2008	438,908,385.06	307,235,839.32	55,662,245.58	131,672,545.74
2009	144,745,986.26	101,322,190.38	65,930,825.56	43,423,795.88
2010	535,326,966.20	374,728,735.67	246,375,962.38	160,598,230.53

4. Provide a copy of the Report of the Fiscal Council, if applicable

The proposed increase in the equity capital will be subject to deliberation by the Fiscal Council at a meeting to be held on April 8, 2011. The respective Report will be made available through the websites of the Brazilian Securities Commission (CVM) and the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) through the Periodic Information System (IPE).

5. Capital increase through subscription of Shares

a. Allocation of funds.

There will be no new uptake but only the capitalization of reserves, in addition to the issue of shares in order to guarantee preemptive rights for the minority shareholders, whose funds will be allocated to the working capital of the Company. b. Number of shares issued of each type and class.

A total of 7,246,641 Common Shares and 5,654,356 Preferred Shares will be issued. c. Describe the rights, advantages and constraints assigned to the shares to be issued.

The shares issued will be assigned the same rights as those conferred on the existing shares. The shares issued will participate in all benefits under equal conditions, including dividends and possible remuneration on capital that may be declared by the Company after the Board Meeting examining the subscription. d. State whether the subscription will be private or public.

Private Subscription e. Should this consist of a private subscription, state whether the related parties as defined by the accounting rules addressing this matter will subscribe to shares for the capital increase, specifying the respective amounts when these amounts are already known.

Year	Tax benefit (R$)	Subscription AB InBev (70%) (R$)
2011	454,019,950.57	317,813,965.40

f. State the issue price of the new shares or the reasons why the pricing must be delegated to the Board of Directors, for public distributions.

Preferred Share: R$ 44.96 Common Share: R$ 37.85 g. State the Face Value of the shares issued or, for shares with no face value, the portion of the issue price that will be allocated to the capital reserve.

The entire issue price will be allocated to the equity capital. h. Provide the opinion of the Management on the effects of the capital increase, above all with regard to the dilution caused by the increase.

The minority shareholders will be granted the right to subscribe to one new share in the same class as the shares held thereby for each 240.574652033 shares held thereby eliminating the effect of dilution for shareholders subscribing to the shares. For the minority shareholders that do not exercise the preemptive rights mentioned above, the dilution will be 0.255% of the total capital. i. State the issue price calculation criterion and justify in detail the economic aspects that determined this choice.

Aligned with previous years, the issue prices correspond to the closing price of the Company shares on January 29, 2011, as set forth in Article 170, §1, item III, of Law No. 6,404/76, with this date corresponding to the day on which the Company was granted the tax benefit arising from the partial amortization of the Special Premium Reserve for the 2010 Fiscal Year, whose use is proposed to pay up the shares to be subscribed to by the controlling shareholder, in the terms of CVM Instruction Nº 319/99. j. Should the issue price have been established with a premium or discount compared to the market value, give the reason for such premium or discount and explain how this was determined.

Not applicable. k. Provide a copy of all the expert reports and studies underpinning the establishment of the issue price.

Not applicable. l. State the share price for each of the types and classes of shares issued by the Company on the markets on which they are traded, identifying the:

On December 17, 2010 the shareholders convened in an extraordinary general meeting approved a stock split, pursuant to which each common share and each preferred share of stock were split into five (5) shares of common and preferred stock, respectively, without any modification to the amount of the Company’s capital stock. After the split, the issued share to ADR ratio remained 1/1, that is, with each ADR being represented by one share of common or preferred stock, as applicable. For comparison purposes, the calculation of the earnings per share for preceding years was remade to reflect the impact of this stock split. i. minimum, average and maximum share prices for each year during the past 3 (three) years

2010:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	27.61	32.50
Average	33.21	38.70
Maximum	43.40	50.76

2009:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	15.16	18.03
Average	22.06	26.21
Maximum	30.00	34.98

2008:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	72.00	86.00
Average	99.49	112.12
Maximum	133.00	146.80

2007:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	14.40	17.20
Average	19.90	22.42
Maximum	26.60	29.36

ii. Minimum. Average and Maximum Share Prices for each quarter during the past 2 (two) years

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	36.00	41.60
Average	39.92	46.96
Maximum	43.40	50.76

3rd Quarter 2010:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	30.60	35.60
Average	32.91	38.20
Maximum	35.56	42.19

2nd Quarter 2010:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	27.65	32.50
Average	30.01	34.98
Maximum	32.97	37.99

1st Quarter 2010:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	27.61	32.60
Average	30.03	34.70
Maximum	31.85	37.28

4th Quarter 2009:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	25.73	29.80
Average	28.14	32.99
Maximum	30.00	34.98

3rd Quarter 2009:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	21.02	25.10
Average	23.01	27.30
Maximum	25.30	29.25

2nd Quarter 2009:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	18.06	21.84
Average	20.36	24.66
Maximum	22.09	26.56

1st Quarter 2009:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	15.16	18.03
Average	16.77	19.96
Maximum	18.56	22.40

iii.      minimum. average and maximum share prices for each month during the past 6 (six) months

February 2011:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	35.68	42.30
Average	37.13	43.85
Maximum	37.70	44.75

January 2011:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	37.92	44.60
Average	40.41	47.75
Maximum	43.51	51.21

December 2010:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	39.60	46.10
Average	41.42	48.55
Maximum	43.40	50.76

November 2010:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	38.44	46.10
Average	39.90	47.21
Maximum	41.96	48.86

October 2010:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	36.00	41.60
Average	38.36	45.04
Maximum	40.80	47.68

September 2010:

Share Price	Common Share (R$)	Preferred Share (R$)
Minimum	32.87	38.51
Average	34.36	40.18
Maximum	35.56	42.19

iv.  average share price for the past 90 (ninety) days

	Common Share (R$)	Preferred Share (R$)
Share Price	39.77	46.87

m.  state the share issue prices for capital increases conducted during the past 3 (three) years

Date of the capital increase	Total Preferred Shares issued (i)	Total Common Shares issued (i)	Issue Price – Common Shares (i)	Issue Price – Preferred Shares (i)
28 Apr 2008	4,259,900	9,068,295	R$ 22.30	R$ 24.66
28 Apr 2009	1,944,835	4,018,300	R$ 16.03	R$ 18.98
30 Jul 2009	722,180	N/A	N/A	R$ 26.38
4 Apr 2010	3,842,900	8,079,830	R$ 29.89	R$ 34.66

(i) On December 17, 2010 the shareholders convened in an extraordinary general meeting approved stock split, pursuant to which each common share and each preferred share of stock were split into five (5) shares of common and preferred stock, respectively, without any modification to the amount of the Company capital. After the split, the issued share to ADR ratio remained 1/1, that is, with each ADR being represented by one share of common or preferred stock, as applicable. For comparison purposes, the calculation of the earnings per share for preceding years was remade to reflect the impact of this stock split.

n. present the potential dilution percentage resulting from the issue.

0.255% of the total capital. o. state the periods, conditions and form of subscription and payment of the shares issued.

The information on the periods, conditions and form of subscription and payment of the shares to be issued is set forth in details in items 1 and 2 above. p. state whether the shareholders will have the preemptive right to subscribe to the new shares issued and describe in detail the terms and conditions to which this right is subject.

The minority shareholders will be offered the right to subscribe to one new share of the same class as the shares held thereby for each 240.574652033 shares held thereby in compliance with the rules established in item “o” above. The abovementioned proportion was the same applied to the controlling shareholders, so as to prevent the dilution of minority shareholders. q. provide information on the proposal drawn up by the Management for handling possible future unsubscribed shares.

On termination of the period to be approved by the General Meeting for subscription to the shares, the unsubscribed shares will be apportioned in compliance with the terms set forth in line “b” of Paragraph 7 of Article 171 of Law No. 6404/76, with the unapportioned balance being sold through the Stock Exchange to the benefit of the Company. It is stressed that the unsubscribed shares not subscribed to within a period of 30 (thirty) days as mentioned above will be apportioned in proportion to the amounts subscribed only among shareholders who have requested that unsubscribed shares be reserved for them in the subscription bulletin. r. Describe in detail the procedures to be adopted if there is any planned partial ratification of the capital increase.

In case the issuance is not completely subscribed, the Board of Directors is empowered to proceed with the partial homologation of the capital increase, being secured to those who subscribed new shares the right to withdraw such subscription during a 30-day period. The Board of Directors is also empowered to verify the actual subscription and proceed with the filing of the relevant resolution with the Registry of Commerce (Law No. 6404/76, Article 166). The credit of the subscribed shares will be made on the next day following the referred to Board of Directors’ Meeting of the Company. s. In the event the issuance price is paid in, totally or partially, with assets i. Present the full description of the assets.

Not applicable. ii. Clarify the relation between the assets to be paid in and the Company’ purpose. Not applicable. iii. Provide copy of the valuation of the assets, if available.

Not applicable.

6. In case of a capital increase through the capitalization of profits or reserves

a. alteration to the Face Value of the shares, if any, or distribution de new shares among the shareholders.

As mentioned in item 3 above, the capital increase will be conducted through the capitalization of the Special Premium Reserve, with 70% of the portion of the Special Premium Reserve corresponding to the tax benefit posted by the Company due to the amortization of the premium being subject to capitalization to the benefit of the controlling shareholder through the issue of new shares, with the remaining 30% being capitalized without issuing new shares. b. state whether the capitalization of profits or reserves will be conducted with or without modifying the number of shares in companies issuing shares with no face value.

Part of the capital increase will be conducted through the capitalization of the Premium Reserve, modifying the number of shares due to the issue of new shares, while the other part will be conducted through capitalization also of the Premium Reserve without issuing new shares.

c. in case of distribution of new shares. i. State the number of shares issued of each type and class.

Issue of 7,246,641 Common Shares and 5,654,356 Preferred Shares. ii. State the percentage that the shareholders will receive in shares.

Not applicable. iii.Describe the rights, advantages and constraints assigned to the shares to be issued.

The shares issued will be assigned the same rights conferred on the current shares. The shares issued will share in all benefits under equal conditions, including dividends and possible future remuneration on capital that may be declared by the Company after the Board Meeting checking subscription. iv. State the acquisition cost in reais per share to be assigned for the shareholders to be able to comply with Article 10 of Law No. 9,249, dated December 26, 1995.

Preferred Share: R$44.96 Common Share: R$37.85 v. State the treatment of the fractions, if applicable.

Not applicable. d. state the period addressed in § 3 of Article 169 of Law No. 6,404/1976.

Not applicable. e. state and provide information and documents as required in item 5 above, when applicable.

Not applicable.

7. In case of capital increase through the conversion of debentures into shares or by exercise of warrants

a. Inform the total number of shares issued of each type and class

Not applicable.

b. Describe the rights, advantages and restrictions attributed to the new shares to be issued

Not applicable.

ANNEX VI: CONSOLIDATED BY-LAWS

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

     CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770
A Publicly-Held Company

BY-LAWS

CHAPTER I
NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV is a joint-stock company (sociedade por ações), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company shall have its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of the Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

n) the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

o) the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above;

p) the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

q) the packaging and wrapping of any of the products belonging to it or to third parties;

r) the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

s) the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

t) the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

u) the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

v) the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

w) the importation of anything necessary for its industry and trade;

x) the exportation of its products;

y) the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

z) the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate period of time.

CHAPTER II
SHARE CAPITAL AND SHARES

Article 5 – The capital stock is ofR$8,088,367,920.54, divided into 3,116,553,750 shares, of which 1,750,604,732 are common shares and 1,365,949,018 are preferred shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the General Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – Preferred shares:

a) shall not be entitled to voting rights and may not be converted into common shares;

b) shall have preference in capital reimbursement in the event of liquidation of the Company; and

c) shall have the right to receive cash dividends 10% higher than those paid to common shares.

Article 7 – Nonvoting preferred shares may represent up to two thirds (2/3) of the total shares issued by the Company.

Article 8 – The Company is authorized, up to the maximum limit permitted by law, to create and/or issue, as a result of subscription, stock dividends or splitting, new classes of preferred shares, voting or nonvoting, even if entailing more benefits than those previously existing, and establish their respective preferences, advantages, conditions for redemption, amortization or conversion.

Paragraph 1 – The Company may increase the number of preferred shares of any class, irrespective of whether the proportion with the other classes of preferred shares or common shares is maintained, and further increase the common shares without observing the proportion with preferred shares.

Paragraph 2 – Nonvoting preferred shares entitled to fixed or minimum dividends, when issued, shall be entitled to exercise such right if the Company fails to pay the fixed or minimum dividends to which it may be entitled during three consecutive fiscal years, which right shall be maintained until payment, if such dividends are non-cumulative, or until the cumulative dividends in arrears have been paid, all in accordance with paragraph 1 of article 111 of Law 6404/76.

Article 9 – The Company is authorized to increase its share capital up to the limit of three billion and five hundred million (3,500,000,000) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (article 172, sole paragraph, of Law 6404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights in connection with any issuance of shares after such subscription.

Article 10 – The issue of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6404/76.

Article 11 – The Board of Directors may, based on a plan approved by the General Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 12 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III
GENERAL MEETINGS

Article 13 – The General Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 14 – General Meetings shall be convened and presided over by the shareholders then chosen, which may appoint up to two secretaries.

Article 15 – Any resolutions of the General Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 16 – Annual General Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 17 – Extraordinary General Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV
MANAGEMENT OF THE COMPANY

Article 18 – The Company shall be managed by a Board of Directors and an Executive Board, pursuant to law and these By-laws.

Paragraph 1 – The General Meeting shall establish the aggregate compensation of Management, which shall be apportioned by the Board of Directors, as provided for in Article 24 hereof.

Paragraph 2 – The management must take part in the Manual for Disclosure and Information Use and Policies for Trading Securities Issued by the Company, by signing the Declaration of Compliance.

Paragraph 3 – The investiture of the Company’s Managers, elected pursuant to these Bylaws, will be conditioned to the underwrite by those managers of the Term of Acceptance,

foreseen in the Rules of Corporate Governance Best Practices – Level 1 of the São Paulo Stock Exchange (BOVESPA).

SECTION I
BOARD OF DIRECTORS

Article 19 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, all shareholders, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each General Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Meeting.

Paragraph 2 - The Board of Directors may determine the creation of committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties. The rules of article 160 of Law No. 6.404/76 shall apply to non-members of the Board of Directors. It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall take office upon the signing of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The member of the Board of Directors shall have an indisputable reputation, and cannot be elected, unless waived by the General Meeting, if (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Member of the Board cannot be exercised in case the same preventing are configured.

Paragraph 5- It is prohibited, in the form of article 115, paragraph 1 of Law 6404/76 the exercise of the voting rights in the election of the Members of the Board of Directors in circumstances that characterize conflict of interest with the Company.

Article 20 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the Board’s members, immediately after said members are instated.

Article 21 - The Board shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 22 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Board Members may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing. In this case, the Board Member will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in Minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, the Co-chairmen shall not have the casting vote, except their own personal votes.

Paragraph 3 – The Member of the Board shall not have access to information or take part in meetings of the Board related to matters in which it has conflicting interests with the Company.

Article 23 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the Board of Directors. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 24 – The Board of Directors shall resolve on the matters listed below:

a) establish the general policy of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b) approve the annual investment budget of the Company; c) approve the five-year strategic plan of the Company; d) elect and dismiss the Company's Officers, and set their attributions;

e) supervise the management of the Executive Board, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f) attribute, from the aggregate value of the compensation established by the General Meeting, the monthly fees of each of the members of the Company's Management;

g) define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, superintendents or employees in equivalent direction positions) of the Company;

h) appoint the Company's independent auditors;

i) resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j) provide a previous manifestation on the management's report, the Executive Board's accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k) submit to the General Meeting the form of allocation of the net profits for the year;

l) call Annual General Meetings and, whenever it may deem advisable, Extraordinary General Meetings;

m) approve any business or agreements between the Company and/or any of its controlled companies, management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n) approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company;

o) approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p) approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies;

q) approve the granting of loans and rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r) approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s) resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t) resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u) authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, with due regard for applicable law;

v) resolve on the issuance of trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w) resolve on the issuance of unconvertible debentures not bearing collateral, under the terms of article 59 paragraph 1 of Law 6404/76

x) authorize the disposal of fixed assets, expect for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y) perform the other legal duties assigned thereto at the General Meeting or in these By-laws; and

z) resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in General Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II
EXECUTIVE BOARD

Article 25 – The Executive Board shall be made up of two (2) to fifteen (15) members, shareholders or not, of whom one shall be the Chief Executive Officer, whereas the others shall have no specific designation; they shall all be elected by the Board of Directors, may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall take office by signing the respective statement drawn up in the appropriate register and shall hold their positions until their successors take office.

Article 26 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary and, at the very least, once a month, its being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Paragraph 1 – The Meeting shall be instated provided it is attended by Executive Officers in sufficient number to represent a majority of the Executive Board’s members. No Executive Officer shall have the casting vote.

Paragraph 2 – Officers may attend meetings by telephone, videoconferencing or telepresence. In this case, the Director will be deemed to attend the meeting to ascertain the quorum for declaring it open and voting, with the vote cast thereby being deemed valid for all legal purposes.

Article 27 – The Minutes of the Meetings and the resolutions of the Executive Board shall be recorded in the appropriate register.

Article 28 – It is the Chief Executive Officer’s responsibility to:

a) Submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b) Formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Annual General Meeting and of the Board of Directors, with the participation of the other Executive Officers;

c) Supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d) Coordinate and oversee the activities of the Executive Board; and

e) Exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 30 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – Signing of the documents listed above may be delegated, and may be signed by an attorney-in-fact jointly with a member of the Executive Board, or by two attorneys-in-fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are signed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers, without the formalities set out in this Article, as regards receipt of service of process or judicial notices and rendering of personal deposition.

Paragraph 3 – The Executive Board, represented in the form set forth in this Article, is responsible, independent from deliberations of the Board of Directors, for the activities referred to in items “o”, “q”, “r” and “x” of Article 24, excluding the exceptions or amounts below the established limits.

 CHAPTER V
FISCAL COUNCIL

Article 31 – The Company shall maintain a Fiscal Council, made up of three (3) to five (5) members and an equal number of alternates, on a permanent basis. All of its members shall be elected at a General Meeting and may be removed through such a meeting at any time. Their term of office shall expire at the first Annual General Meeting to be held following their election and they can be reelected.

Paragraph 1 – In order for the Fiscal Council to be able to operate, it shall be required that the majority of its members be in attendance.

Paragraph 2 - It shall be incumbent upon the Fiscal Council to elect its Chairman in the first session to be held after its instatement.

Paragraph 3 - In addition to the duties conferred upon it by these By-laws and by law, the Council shall establish in its internal by-laws procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and subjects related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraphs 2 and 3 of Article 18 of these By-laws apply to the members of the Fiscal Council.

Article 32 – The Fiscal Council shall cease its operation at the first Annual General Meeting following its installation, and its members may be reelected.

Article 33 – The compensation of the Fiscal Council's members shall be established by the General Meeting that elects them.

CHAPTER VI
FINANCIAL YEAR, BALANCE SHEET AND PROFITS

Article 34 – The financial year shall have the duration of one year, and shall end on the last day of December each year.

Article 35 - At the end of each financial year, the financial statements established in law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law Nº 6404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 36 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a) the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors;

b) the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it might be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income for the year, obtained after the deductions dealt with in the previous paragraphs:

a) five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-up share capital or the limit established in article 193, paragraph 1 of Law 6404/76;

b) from the net profit balance for the year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law 6404/76, thirty-five percent (35%) shall be allocated to pay the mandatory dividend to all its shareholders;

c) an amount not higher than sixty-five percent (65%) of the net profits, shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increase or the creation of new undertakings.

Paragraph 4 – The reserve set out in item (c) of paragraph 2 may not exceed eighty percent (80%) of the share capital. Upon reaching this limit, the General Meeting shall resolve either to distribute the balance to the shareholders or increase the share capital.

CHAPTER VII
LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 37 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the General Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a General Meeting, which shall also elect the Fiscal Council that will operate in the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII
MISCELLANEOUS

Article 38 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the General Meeting.

Sole Paragraph – The dividends not received or claimed shall lapse within three years from the date on which they were placed at the disposal of the shareholder, and shall inure to the benefit of the Company.

Article 39 – The percentage of the minimum mandatory dividend, established in item (b) of paragraph 3 of Article 36 of these By-laws, may not be reduced during the period of thirty (30) years after July 1, 1999.

Article 40 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law 6404/76, and the management shall refrain from registering transfers of shares in violation of the respective terms and the Chairman of the General Meeting or of the Board of Directors shall refrain from computing votes unfavorable to such agreements.

Article 41 – The Company will assure the members of the Board of Directors, of the Executive Board and of the Fiscal Council members, or the members of any corporate entities with technical functions set up to advise the Management of legal defense in lawsuits and administrative proceedings filed by third parties during or after the respective terms of office held thereby for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees and indemnizations arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with mandates issued by the Company or the subsidiaries thereof.

Paragraph 2 – If any of the persons mentioned in the caption of this Article or in Paragraph 1 be sentenced through a final court decision due to negligent or criminal conduct, the Company must be reimbursed thereby for all costs and expenses outlaid on legal assistance, as set forth in the law.”

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer